Driven Brands®

2023 ANNUAL REPORT



UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K
(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 30, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Commission file number: 001-39898**



Driven Brands Holdings Inc.
(Exact name of Registrant as specified in its charter)

Delaware	
(State or other jurisdiction of incorporation or organization)	**47-3595252** (I.R.S. Employer Identification No.)
440 South Church Street, Suite 700	
Charlotte, North Carolina	**28202**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (704) 377-8855

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value	DRVN	The Nasdaq Global Select Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Small reporting company	☐
		Emerging growth company	☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the outstanding common stock, other than shares held by persons who may be deemed affiliates, was approximately $1.7 billion as of July 1, 2023, the last business day of the registrant's most recently completed second fiscal quarter.

As of February 26, 2024, there were 163,971,601 shares of Common Stock of the registrant outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2024 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Form 10-K, are incorporated by reference in Part III, Items 10-14 of this Form 10-K.

Driven Brands Holdings Inc.

Table of Contents

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are generally identified by the use of forward-looking terminology, including the terms "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "likely," "may," "plan," "possible," "potential," "predict," "project," "should," "target," "will," "would" and, in each case, their negative or other various or comparable terminology. All statements other than statements of historical facts contained in this document, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management, and expected market growth are forward-looking statements. In particular, forward-looking statements include, among other things, statements relating to: (i) our strategy, outlook, and growth prospects; (ii) our operational and financial targets and dividend policy; (iii) general economic trends and trends in the industry and markets; (iv) the risks and costs associated with the integration of, and or ability to integrate, our stores and business units successfully; (v) the proper application of generally accepted accounting principles, which are highly complex and involve many subjective assumptions, estimates, and judgments; and (vi) the competitive environment in which we operate. Forward-looking statements are not based on historical facts but instead represent our current expectations and assumptions regarding our business, the economy, and other future conditions, and involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements. While there is no assurance that any list of risks and uncertainties or risk factors is complete, important factors that could cause our results to vary from expectations include, but are not limited to:

- our ability to compete with other businesses in the automotive aftermarket industries, including other international, national, regional, and local repair and maintenance shops, paint and collision repair shops, oil change shops, glass repair and replacement shops, car washes, automobile dealerships, and suppliers of automotive parts;

- advances and changes in automotive technology, including, but not limited to, changes in the materials used for the construction of structural components and body panels, changes in the types of paints and coatings used for automobiles or materials used for tires, changes in engines and drivetrains to hybrid and electric technology, increased prevalence of sensors and back-up cameras, and increased prevalence of self-driving vehicles and shared mobility;

- our ability to adapt to increased competitive pressures;

- changes in consumer preferences, perceptions, and spending patterns;

- changes in general economic conditions and the geographic concentration of our locations, which may affect our business;

- changes in the cost of, availability of, and shipping costs of automobile supplies, parts, paints, coatings, glass, chemicals, and motor oil;

- changes in the availability or cost of labor, including health care-related or other costs;

- our ability to attract and retain qualified personnel;

- changes in interest rates, commodity prices, energy costs, and foreign exchange rates, which impact expenses;

- changes in inflation rates, which impact our expenses and the ability of our customers to pay for automotive repairs;

- the ability of our key suppliers, including international suppliers, to continue to deliver timely high-quality products to us at quantities and prices needed for our businesses;

- disruptions in the supply of specific products or to the business operations of key or recommended suppliers;

- the willingness of our vendors and service providers to supply goods and services pursuant to customary credit arrangements;

- our ability to maintain direct repair program relationships with insurance partners;

- the operational and financial success of franchised, independently-operated, and company-operated locations;

- the willingness of franchisees to participate in and comply with our business model and policies;

- our ability to successfully enter new markets and complete construction, including renovations, conversions, and build-outs of existing and additional locations;

- risks associated with implementing our growth strategy, including our ability to open additional domestic and international franchised, independently-operated, and company-operated locations and to continue to identify, acquire, and refranchise automotive aftermarket businesses, and the willingness of franchisees to continue to invest in and open new franchises;

- the potential adverse impact of strategic acquisitions;

- additional leverage incurred in connection with acquisitions or other capital expenditure initiatives;

- the effect of the media's reports and social media on our reputation;

- the effectiveness of our marketing and advertising programs;

- weather and the seasonality of our operations;

- increased insurance and self-insurance costs;

- our ability to comply with existing and future health, employment, data privacy, environmental, and other government regulations;

- our ability to adequately protect our intellectual property;

- the adverse effect of litigation;

- a significant failure, interruption, or security breach of our computer systems or information technology;

- increases in national, federal, state, local, and provincial taxes, as well as changes in tax guidance and regulations and the impact on our effective tax rate;

- catastrophic events, including war, terrorism, and other international conflicts, embargoes, public health issues, or natural disasters;

- the effect of restrictive covenants in the documents governing our debt facilities; and

- other risk factors included under "*Risk Factors*" in Item 1A in this Annual Report.

These forward-looking statements represent our estimates and assumptions only as of the date on which they are made, and we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Part I

Driven Brands Holdings Inc. is a Delaware corporation. As used herein, "Driven Brands," the "Company," "us", "we," "our," and similar terms include Driven Brands Holdings Inc. and its consolidated subsidiaries, unless the context dictates otherwise.

Item 1. Business

Overview

Driven Brands is the largest automotive services company in North America with a growing and highly-franchised base of approximately 5,000 locations across 49 U.S. states and 13 other countries. Our scaled, diversified platform provides high-quality services to an extensive range of retail and commercial customers. Our breadth of services covers a wide variety of automotive needs, including paint, collision, glass, and repair services, as well as a variety of high-frequency services, such as oil changes and car washes. Our portfolio of brands continues to generate consistent recurring revenue with strong operating margins. Our network generated approximately $2.3 billion in net revenue from approximately $6.3 billion in system-wide sales in 2023.

The Company operates and reports financial information on a 52 or 53 week year with the fiscal year ending on the last Saturday in December. Our 2023 and 2021 fiscal years ending December 30, 2023 and December 25, 2021 each consisted of 52 weeks and our 2022 fiscal year ending December 31, 2022 consisted of 53 weeks.

We are the largest provider of diversified automotive services in North America and have a portfolio of well-known brands, including CARSTAR®, IMO®, MAACO® ("Maaco"), Meineke Car Care Centers® ("Meineke"), PH Vitres D'Autos® ("PH"), Take 5 Oil Change® ("Take 5 Oil"), Take 5 Car Wash®, Auto Glass Now® ("AGN"), Fix Auto USA® ("Fix Auto"), and 1-800-Radiator & A/C® ("1-800 Radiator"), among others. Building from a 50 year history in the category with some of the most recognizable brands in the industry, our diversified platform caters to almost any automotive service occasion.

Our Business

Our suite of automotive services includes the following segments:

Maintenance

Our Maintenance segment is primarily comprised of the Take 5 Oil and Meineke brands. Our Maintenance brands service a combination of retail and commercial customers, such as fleet operators, through 1,786 total locations as of December 30, 2023. Our maintenance services include oil changes and other regularly scheduled or as-needed automotive services, including vehicle component repair and replacement.

Founded in 1984, Take 5 Oil specializes in providing efficient drive-thru-style oil changes. Take 5 Oil's 355 franchised and 652 company-operated locations as of December 30, 2023, primarily offer oil changes to retail and commercial customers. We believe Take 5 Oil offers a best-in-class operating model through its convenient drive-thru stay-in-your-car format, simple and focused menu, industry-leading speed of service, and low-pressure sales environment, which is designed to generate strong customer satisfaction, high frequency of use, and attractive unit level economics. Furthermore, Take 5 Oil's compact store layout and unique shallow pit design reduce upfront build out costs, increase efficiency, and provide real estate flexibility. Take 5 Oil's franchising efforts are experiencing strong momentum and are expected to continue to drive long-term unit growth through its robust and growing pipeline of franchise commitments.

Our other maintenance services offered at 779 locations as of December 30, 2023 are 100% franchised and predominantly operate under the Meineke brand. Founded in 1972, Meineke offers an extensive set of total car care services to retail customers and commercial fleet programs, including maintenance, repair, and replacement of components, such as brakes, heating and cooling systems, exhaust, and tires and is known as an automotive services industry pioneer. We believe Meineke is a strong, well-known brand with high brand awareness and customer satisfaction due to its high-quality service, extensive range of service offerings, and the convenience of a nationwide network of locations.

Car Wash

We are the world's largest conveyor car wash company by location count with 1,108 total locations across North America, Europe, and Australia as of December 30, 2023. Our services primarily consist of express-style exterior car wash services that utilize an automated conveyor belt to pull vehicles along a track where they are machine washed.

Our car wash services in Europe and Australia are primarily offered through the IMO brand, which has a history of over 55-years of providing express-style conveyor car wash services. IMO's operations appeal to a broad consumer base seeking a low-cost and high-speed car wash at easily-accessible locations. Our 717 international locations as of December 30, 2023 operate an independent operator model, whereby a third-party is responsible for site-level labor and receives commissions based on a percent of site revenue from car washes.

Since entering the U.S. market in 2015, we have grown to become one of the largest domestic operators of conveyor car wash sites with 391 company-operated locations across the U.S. as of December 30, 2023, predominately under the Take 5 Car Wash brand. We believe that our highly-attractive value proposition, focused on affordability, convenience, and speed of service, resonates with our customers and encourages a high frequency of use. To further strengthen customer loyalty and visit frequency, we also utilize a subscription membership program, which in 2023, accounted for approximately 60% of our domestic car wash revenue, an increase from approximately 50% in the prior year.

Paint, Collision & Glass

Our Paint, Collision & Glass segment is primarily composed of the CARSTAR, ABRA, Fix Auto, Maaco, Uniban, and AGN brands and serves both retail and commercial customers through 1,888 total locations as of December 30, 2023. Our paint services include full body repainting and touch-up, surface preparation and protection, and refinishing and other cosmetic repairs; our collision services include full collision repair and refinishing services; and our glass services include replacement, repair, and calibration services for automotive glass.

Our paint services are offered through Maaco, which was founded in 1972. Our 392 franchised locations, as of December 30, 2023, offer an extensive suite of services including paint services, surface preparation, protection, and refinishing, reconditioning, and other cosmetic external and internal repairs. Maaco primarily serves retail customers and commercial fleet operators and provides strong retail customer service at a much lower average price point than most collision centers, making it an economical option for minor auto body repair when customers prefer to not file an insurance claim.

Our collision repair services are primarily offered through CARSTAR, ABRA, and Fix Auto, which were founded in 1989, 1984, and 1997, respectively, and together comprise the largest franchised collision repair network in North America. Our 1,028 collision locations as of December 30, 2023 are 99% franchised and offer full collision repair and refinishing services in addition to other cosmetic repairs.

Our glass repair services are primarily offered through Uniban in Canada and AGN in the U.S. Uniban was founded in 1977 and is known as a leader in the category. In 2022, we expanded our offerings to the U.S. through the acquisition of AGN and additional smaller acquisitions, making us the second-largest glass services business in the U.S. auto glass servicing category. Our 237 franchised and 231 company-operated glass services locations across the U.S. and Canada as of December 30, 2023 primarily offer replacement, repair, and calibration services for automotive glass to retail customers as well as commercial fleet operators and insurance carriers. We also offer technology-enabled glass claims management services for insurance carriers, which drives incremental business to our glass service locations and our distribution business and are complementary to our paint and collision businesses.

Platform Services

Our Platform Services segment is primarily composed of the 1-800 Radiator, PH, Spire Supply, Driven Advantage, and Automotive Training Institute ("ATI") businesses. This segment provides significant benefits to our brands by driving organic growth opportunities through procurement, distribution, and training services as well as growth opportunities through acquisition target sourcing.

Our distribution services are primarily offered through 1-800 Radiator, which was founded in 2001, and is one of the largest franchised distributors in the automotive parts industry. 1-800 Radiator's 206 locations, as of December 30, 2023, are almost exclusively franchised and distribute a broad, diverse mix of long-tail automotive parts, including radiators, air conditioning components, and exhaust products to automotive repair shops, auto parts stores, body shops, and other auto repair outlets. 1-800 Radiator's best-in-class operating model is fueled by proprietary algorithmic sourcing technology that enables franchisees to effectively order inventory, manage pricing, and deliver parts to customers within hours.

Founded in 1967, PH distributes windshields and glass accessories through a network of distribution centers across Canada and provides direct installation services. PH is the main glass distributor to our company-operated and franchised Uniban locations.

In 2017, we launched Spire Supply, an in-house distributor of consumable products such as oil filters and wiper blades, which currently serves all Take 5 Oil locations. In 2023, we launched our Driven Advantage e-commerce platform providing a custom buying experience for our user base. Driven Advantage and Spire Supply provide attractive pricing to franchisees relative to other options as well as incremental EBITDA to Driven Brands. In addition, Driven Advantage and Spire Supply

simplify operations for franchisees and company-operated stores by reducing inventory needs and ensuring availability of supplies.

Our financial and operational training services are offered through ATI, a leading provider of training services to independent repair and maintenance, and paint and collision shops. ATI's core offering is a multi-year training package that is typically paid for through a monthly subscription. We believe ATI's leading training program further enhances Driven Brands' training platform, providing opportunities to improve operational support and increase profitability for both Driven Brands and our franchisees. In addition, ATI's deep customer database of independent automotive shops provides us with a pipeline for future franchise development and acquisitions.

Growing Our Brands

We seek to deliver strong growth and market share gain through same store sales performance and new store count growth, both organically and through targeted acquisitions. We believe our diversified platform is uniquely capable of offering a compelling and convenient service proposition to our customers by providing a wide breadth of services for all vehicle types and across multiple service categories including paint, collision, glass, repair, oil change, maintenance, and car wash.

The execution of organic greenfield real estate development and mergers and acquisitions is a core competency and an important shared service capability across the Driven Brands platform. We believe we are well-positioned to continue our long and successful track record of acquisitions, which will provide us with new organic and acquisition growth opportunities in highly fragmented service categories. In addition, the evolving vehicle technology landscape provides numerous opportunities for Driven Brands to leverage its scale and core competencies to continue to expand our market share.

We continue to leverage our scale and combined resources in the creation of a unique and powerful shared services, which we believe provide each brand with more resources and produce better results than any individual brand could achieve on its own. Our locations are strengthened by ongoing training initiatives, targeted marketing enhancements, procurement savings, and cost efficiencies, driving revenue and profitability growth for both Driven Brands and for our franchisees.

Our organic growth and acquisition strategy is enhanced by our data analytics engine, which is powered by internally-collected data from consumers, their vehicles, and services that are provided to us at each transaction, and further enriched by third-party data. This powerful data gathering capability holds unique customer data, which we use throughout our platform for improving our marketing and customer prospecting capabilities, measuring location performance, enhancing store-level operations, and optimizing our real estate site selection. As we grow organically and through acquisitions, we believe the power of our shared services and data analytics will grow and will continue to be a key differentiator for our business.

New Unit Growth

We have a proven track record of unit growth and believe our competitive strengths provide us with a solid financial and operational foundation that positions us to deliver growth. The markets we operate in North America are highly fragmented. The success of our company-operated locations is supported by our deep data analytics capabilities that use proprietary algorithms and insights to enable optimal site identification and selection.

Our franchised and company-operated Take 5 Oil business has grown to 1,007 locations and has provided strong same store sales and margin growth. We have a strong pipeline for franchise locations as well as greenfield and tuck-in company-operated stores and plan to continue to expand our market presence and product offerings leveraging our Driven Advantage and Spire Supply buying power.

In 2022, we expanded into the U.S. glass market and have grown to 218 company-operated U.S. glass stores. We have gained market share through 12 acquisitions making us the second-largest glass services business in the U.S. During 2023, we focused on business integration and margin expansion. With the low cost of store expansion, we continue to seek opportunities to grow our network and market share. In 2023, we launched our U.S. claims management business to expand volume and insurance revenues.

Our franchise growth is driven both by new store openings as well as through conversions of independent market participants that do not have the benefits of our scaled platform. Our attractive unit economics, national brand recognition, strong insurance and fleet customer relationships, and beneficial shared services capabilities provide highly compelling economic benefits for our franchisees, resulting in a strong desire to join and stay within our network. As of December 30, 2023, we had agreements to open approximately 1,300 new franchised units, which provides us with visibility into future franchise unit growth.

Same Store Sales Growth

We have demonstrated an ability to drive attractive organic growth with positive same store sales performance over 15 of the past 16 years. Our ability to drive organic growth focuses on:

- Commercial Partnerships: We grow our commercial partnerships and win new customers by being a highly convenient and cost effective "one-stop-shop" service provider that caters to the extensive suite of automotive service needs for commercial customers, such as fleet operators and insurance carriers. These customers want to work with nationally scaled and recognized chains with broad geographic coverage, extensive service offerings, strong operating metrics, and centralized billing services. We are dedicated to expanding partnerships with existing commercial customers as well as attracting new national and local customers.

- Insurance Partnerships: We have continued to develop relationships with key insurance carriers, predominately within our Paint, Collision & Glass businesses. In 2023, we expanded our technology-enabled glass claims management services for insurance carriers to include both Canada and the U.S. This service drives incremental business to our glass service locations and our distribution business and is complementary to our paint and collision businesses. In 2023, our Paint, Collision & Glass segment generated approximately $2.5 billion in system-wide sales from relationships with insurance carriers.

- Car Wash Revenue Model: Since acquiring ICWG in 2020, we have expanded our subscription membership program across our U.S. car wash stores to approximately 60% of domestic car wash revenue in 2023. In addition to fostering strong customer loyalty to our stores, we believe the subscription program has the potential to generate predictable and recurring revenue and provides incremental data and customer insights, further strengthening our data analytics capabilities.

- Leverage Data Analytics to Optimize Marketing, Product Offerings, and Pricing: We have large, dedicated brand marketing funds supported by contributions from our franchisees, and in 2023 we spent approximately $159 million for marketing across our brands. Insights from our data analytics engine enhance our marketing and promotional strategy to drive growth in unit-level performance. For instance, our proprietary data algorithms help optimize lead generation and conversion through personalized, targeted, and timely marketing promotions that provide customers with the optimal offer at the right time. In addition, our data provides insights that are enabling us to identify and roll out new product offerings, improve menu design, and optimize pricing structure across our brands. Use cases like these are regularly tested, refined, and deployed across our network to drive store performance.

Procurement Initiatives and Strengthening Platform Services

We seek to leverage the strength of our platform to enhance margins for franchised, independently-operated, and company-operated locations by:

- Leverage Shared Services and Platform Scale: As a result of the investments we have made, we believe our shared services provide substantial operating leverage and can support a much larger business than we are today. Driven Brands has also been increasing margins through technology advancements to enhance in-store operations and deploy best-practice training initiatives across the portfolio.

- Utilize Purchasing Strength from Procurement Programs: Driven Brands currently provides our network with lower costs on supplies and services than it could otherwise achieve independently, thereby augmenting the value proposition to franchisees and other network members as well as improving the earnings of our independently-operated and company-operated locations. In 2023, we launched our Driven Advantage e-commerce platform, which allows network members to take advantage of Driven Brands' supplier network to improve operating margins through lower prices and incentives. As we continue to grow, we believe we will continue to leverage our size and purchasing power, driving greater value to our overall system.

Company-Operated Store Strategy

Our company-operated store strategy involves executing our simple operating model, which allows us to adapt to changing economic conditions. Following the creation of the Chief Operating Officer role, the Company has focused on standardizing practices and operating models across brands at company-operated locations to drive further efficiencies and margin expansion. We continue to expand our company-operated footprint through a combination of greenfield openings as well as acquiring and converting stores while maintaining a rigorous capital review. Our company-operated stores benefit from the cross-brand procurement strategy resulting in lower operational costs.

Franchising Strategy

Our franchising strategy is to grow certain of our brands' footprints in a capital efficient manner. Our franchise model leverages our proven brand playbooks, the market planning and site selection capabilities of our best-in-class development team, and the local market expertise of highly-motivated owners. Our attractive unit economics, national brand recognition, strong commercial fleet and insurance customer relationships, and beneficial shared service capabilities provide highly compelling economic benefits for our franchisees, resulting in a strong desire to join and stay within our network. As of December 30, 2023, we have agreements to open approximately 1,300 new franchised units, which provides us with clear visibility into future franchise unit growth.

We have a strong track record of opening stores with existing and new franchisees, and we follow strict guidelines in selecting and approving franchisees, who go through extensive interview processes, background checks, and are subject to financial and net-worth-based requirements.

Franchise Agreements

For each of our franchisees across our brands, we enter into a franchise agreement covering standard terms and conditions. Under our franchise agreements, we generally grant franchisees the right to operate using our marks and operating system for an initial term (generally 5 to 20 years) with the option to renew their agreements. All proposed new store sites require formal approval from us. Generally, franchisees pay Driven Brands a lump sum initial franchise license fee and ongoing franchise royalties, typically based on a percentage of gross sales. Franchisees of some of our brands also make, or may be required to make, contributions towards marketing funds, typically based on a percentage of gross sales or, in some instances, based on a flat amount or weekly marketing budgets in the applicable designated marketing area.

Our franchise agreements also require franchisees to comply with our standard operating methods that govern the provision of services and use of vendors and may include a requirement to purchase specified products from us, our affiliates and/or designated vendors. Outside of these standards and policies, we do not control the day-to-day operations, such as hiring and training of employees, of the franchisees.

We support our franchisees with brand-specific services (e.g., brand marketing, franchise support, and operations) and comprehensive shared services (e.g., consumer insights, procurement program savings, commercial fleet, training, development, finance, and technology services).

Independent Operator Agreements

Nearly all of our car wash locations outside of the U.S. operate an independent operator model, where a third party is responsible for site-level labor and receives commissions based on a percentage of site revenue from car washes. At our independently-operated sites, we enter into an independent operator agreement covering the commission paid to the independent operator for our car wash services, terms relating to other services offered by the independent operator at the location from which we do not receive any revenue, and other standard terms and conditions including with respect to protection of confidential information, our intellectual property and customer data, standards relating to sub-contracting, indemnification, and termination.

Marketing Strategy

Our marketing strategy highlights the needs-based service offerings and value propositions of each of our brands. We focus our marketing efforts on areas we believe will yield the highest rate of return, including the development of tailored marketing campaigns targeted at specific customers when we believe they could benefit from services provided by our brands.

Within our product offerings, each year, on average, there are opportunities for approximately 14 touchpoints with unique customers annually relating to car wash, oil change, and maintenance and repair services.

We use a variety of marketing techniques to build awareness of, and create demand for, our brands and the products and services they offer. Our advertising strategy includes CRM, social and digital media as well as television, print, radio, and sponsorships. We have implemented highly professionalized and data-driven marketing practices and have dedicated brand marketing funds supported by contributions from our franchisees.

Industry Overview and Competition

We compete with a variety of service providers within the highly-fragmented automotive services and parts distribution market. Competitors include international, national, regional, and local repair and maintenance shops, oil change shops, car washes, paint and collision repair shops, glass repair and replacement shops, automobile dealerships, and suppliers of automotive parts, including online retailers, wholesale distributors, hardware stores, and discount and mass market merchandise

stores. Given the fragmentation of the industry, our competitors include a limited number of large providers of scale. Typically, our competitors offer services within one of our categories; however, few competitors offer services across multiple categories like Driven Brands. We believe the core competitive factors in our industry are scale, geographic reach, brand awareness, service pricing, speed and quality, and customer satisfaction.

We compete with other franchisors based on the expected return on investment for franchisees and the value propositions that we offer them. We compete to sell franchises to potential franchisees who may choose to purchase franchises from other automotive aftermarket service providers, or who may also consider purchasing franchises in other industries.

Government Regulations and Other Regulatory Matters

Our operations are subject to numerous federal, state, local, and provincial laws and regulations in North America, Europe, and Australia in areas such as consumer protection, occupational licensing, environmental protection, data privacy, labor and employment, tax, permitting, and other laws and regulations. In certain jurisdictions, we must obtain licenses or permits in order to comply with standards governing employee selection, training, and business conduct.

We, as a franchisor, are subject to various state and provincial laws, and the Federal Trade Commission (the “FTC”) regulates our franchising activities in the U.S. The FTC requires that franchisors make extensive disclosures to prospective franchisees before the execution of a franchise agreement. Fourteen states require registration and, together with at least one other state, require specific disclosure in connection with franchise offers and sales, and at least twenty states and U.S. territories have “franchise relationship laws” that limit the ability of franchisors to terminate franchise agreements or withhold consent to the renewal or transfer of these agreements. In addition, most provinces in Canada regulate the offer and sale of franchises as well as certain aspects of the franchise relationship. While there are no registration requirements under these provincial franchise laws, they do require pre-sale disclosures similar to those that exist in the U.S.

We are not aware of any federal, state, local, provincial, or other laws or regulations that are likely to materially alter or impact our revenues, cash flow, or competitive positions or result in any material capital expenditures. However, we cannot predict the effect on our operations, particularly on our relationship with franchisees, of any pending or future legislation or regulations or the future interpretation of any existing laws, including any newly enacted laws, that may impact us or our franchisees.

Employees and Human Capital Resources

As of December 30, 2023, we employed approximately 10,600 full-time employees, including approximately 8,800 employees at company-operated locations. None of these employees are covered by a collective bargaining agreement. We consider our relations with our employees to be good. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing, and integrating our existing and prospective employees. The principal purposes of our incentive plans are to attract, retain, and motivate our employees, executive officers, and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. We strive for exceptional performance and results, which is why meritocracy and performance-based compensation are part of our core values. We provide employees the opportunity to grow and to be rewarded based on results.

Our franchises are independently owned and operated businesses. As such, employees of our franchisees are not employees of Driven Brands. Our independent operators at independently-operated car wash locations are responsible for the site-level labor and as such, are not employees of Driven Brands.

Intellectual Property

Our trademarks are important to our marketing efforts and conduct of business. We own or have the rights to use certain trademarks, service marks and trade names that are registered with the U.S. Patent and Trademark Office or other foreign trademark registration offices or exist under common law in the U.S. or other jurisdictions in which we operate. Trademarks that are important in identifying and distinguishing our products and services include, but are not limited to ABRA®, CARSTAR®, DrivenBrands®, IMO®, MAACO®, Meineke Car Care Centers®, PH Vitres D’Autos®, Spire Supply®, Take 5 Oil Change®, Take 5 Car Wash®, Uniban®, Auto Glass Now®, and 1-800-Radiator & A/C®. We also license or sublicense, as applicable, the Fix Auto USA® trademark for use in connection with our business in the U.S. We also own domain names, including our primary domain “www.drivenbrands.com.”

Seasonality

Seasonal changes, including inclement weather, impact the demand for our automotive repair and maintenance services, car washes, and products. For example, customers may purchase fewer undercar services during the winter months, when miles

driven tend to be lower. In addition, customers may defer or forego car washes or vehicle maintenance such as oil changes at any time during periods of inclement weather.

Additional Information

The Company makes available, free of charge, through its internet website www.drivenbrands.com, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after electronically filing such material with the Securities and Exchange Commission ("SEC"). Materials filed with the SEC are available at www.sec.gov.

Use of Website to Provide Information

From time to time, we have made and expect in the future to use our website as a channel of distribution of material information regarding the Company. Financial and other material information regarding the Company is routinely posted on our website and accessible at https://investors.drivenbrands.com. In order to receive notifications regarding new postings to our website, investors are encouraged to enroll on our website to receive automatic email alerts. The contents of our websites are not incorporated into this Annual Report.

Item 1A. Risk Factors

Investing in our common stock involves a high degree of risk. These risks include those described below and may include additional risks and uncertainties not currently known to us or that we currently deem immaterial. These risks could adversely affect our results of operations, financial condition, business reputation, or business prospects. You should carefully consider each of the following risk factors in conjunction with other information provided in this Annual Report on Form 10-K and in our other public disclosures before making an investment decision regarding our securities. If any of these risks occur, the trading price of our common stock could decline, and you could lose all or part of your investment.

Summary of Risk Factors

Our business is subject to a number of risks and uncertainties, including those risks discussed at-length below. These risks include, among others, the following:

- Competition may harm our business and results of operations.

- Changes in consumer preferences and perceptions, and in economic, market, and other conditions could adversely affect our business and results of operations.

- Our business is affected by the financial results of our franchisees.

- Increases in operating costs, including labor and commodity costs and interest rates have, and may again in the future, adversely affect our results of operations.

- Our business is affected by advances in automotive technology.

- We depend on key suppliers, including international suppliers, to deliver timely high-quality products at quantities and prices required for our businesses.

- We may not be able to execute on our plans to open additional locations and enter new markets.

- Our business may be adversely impacted by our indebtedness, including additional leverage in connection with acquisitions and other capital expenditure initiatives.

- If franchisees and other licensees do not observe the required quality and trademark usage standards, our brands may suffer reputational damage, which could in turn adversely affect our business.

- We are heavily dependent on information systems and technology, and any significant failure, interruption, or security incident could impair our ability to efficiently operate our business or timely or accurately prepare financial reports.

- Our failure or our franchisees and independent operators' failure to comply with health, employment, and other federal, state, local, and provincial laws, rules, and regulations may lead to losses and harm our brands.

- The documents governing our indebtedness have restrictive terms and our failure to comply with any of these terms could put us in default, which would have an adverse effect on our business and prospects.

- The Securitization Senior Notes Indenture governing the securitized debt facility may restrict the cash flow from the entities subject to the securitization to us and our subsidiaries and, upon the occurrence of certain events, cash flow would be further restricted.

- We are a "controlled company" within the meaning of NASDAQ rules and, as a result, qualify for exemptions from certain corporate governance requirements that we have relied on in the past and may do so in the future.

- Future sales of our common stock in the public market, or the perception in the public market that such sales may occur, could reduce our stock price.

Risks Relating to Our Business

Competition may harm our business and results of operations.

The automotive aftermarket industry is highly competitive, and we are subject to a wide variety of competitors across the "do it for me" ("DIFM") and "do-it-yourself" ("DIY") automotive services industries. Competitors include international, national, regional and local repair and maintenance shops, paint and collision repair shops, glass repair and replacement shops, automobile dealerships, oil change shops, car wash businesses and suppliers of automotive parts, including online retailers, wholesale distributors, hardware stores, and discount and mass market merchandise stores. The large number and variety of market participants creates intense competition with respect to the scale, geographic reach, price, service, quality, brand awareness, customer satisfaction, and adherence to various insurance carrier performance indicators. Some of our competitors have consolidated smaller and independent automotive services brands and shops to achieve additional efficiencies and economies of scale.

Certain of our competitors may have greater brand recognition, as well as greater financial, marketing, operating, and other resources, which may give them certain competitive advantages with respect to some or all of these areas of competition. Some of our competitors have opened and may continue to open new locations near our current locations and have engaged and may continue to engage in substantial price discounting in response to economic weakness and uncertainty, each of which may adversely impact our sales and operating results. We expect competition to continue to intensify as existing competitors continue to expand operations, product offering mixes, and promote aggressive marketing campaigns and new competitors emerge. These increased competitive pressures could have a material adverse effect on our business, financial condition, and operating results.

Changes in consumer preferences and perceptions, and in economic, market, and other conditions could adversely affect our business and results of operations.

Demand for our products and services have been affected in the past, and may be affected in the future, by a number of factors, including:

- The number and age of vehicles in operation, as vehicles of a certain age (typically older than three to five years) may no longer be under the original vehicle manufacturers' warranties and tend to need more maintenance and repair than newer vehicles. A smaller, younger population of vehicles in operation could lessen demand for our services.

- Rising energy prices, because increases in energy prices may cause customers to defer certain repairs or purchases because they use a higher percentage of their income to pay for gasoline and other energy costs and drive their vehicles less frequently, resulting in less wear and tear and lower demand for repairs and maintenance.

- Advances and changes in automotive technology and parts design, may result in cars needing repairs and maintenance, such as motor oil changes, less frequently and parts lasting longer, may make customers more likely to use dealership automotive repair services, or may increase the cost to our locations to obtain relevant parts or training for employees.

- Economic downturns, as declining economic conditions may cause customers to defer vehicle maintenance, repairs, oil changes, car washes, or other services, obtain credit, or repair and maintain their vehicles themselves. During periods of good economic conditions, consumers may decide to purchase new vehicles rather than having their older vehicles serviced. In addition, economic weaknesses and uncertainty may cause changes in consumer preferences, and if such economic conditions persist for an extended period of time, this may result in consumers making long-lasting changes to their spending behaviors in the automotive aftermarket markets.

- Weather, as mild weather conditions may lower the failure rates of automotive parts or result in fewer accidents or slower deterioration of paints and coatings, resulting in the need for fewer automotive repairs and less frequent automotive maintenance services. In addition, inclement weather may cause customers to defer or forego vehicle maintenance, such as oil changes and car washes.

- Consumer resistance to changing service providers because they may be unfamiliar with their vehicle's mechanical operation and, as a result, may select a service provider they have patronized in the past, or may continue to return to the dealership where they bought their vehicle for repairs. Increasing complexity in the systems used in vehicles exacerbates this risk.

- Restrictions on access to diagnostic tools and repair information imposed by the original vehicle manufacturers or by governmental regulation, which may limit our ability to perform maintenance and repairs.

- Negative publicity associated with any of our services and products, or regarding the automotive aftermarket industries generally, whether or not factually accurate, could cause consumers to lose confidence in, or could harm the reputation of our brands.

- Changes in travel patterns, which may cause consumers to rely more heavily on mass transportation or to travel less frequently.

- Payments for automobile repairs, which may be dependent on insurance programs, and insurance companies may require repair technicians to hold certain certifications that the personnel at our locations do not hold.

- Changes in governmental regulations in the automotive sector, including pollution prevention laws, which may affect demand for automotive repair and maintenance services and increase our costs in unknown ways.

Other events and factors that could affect our results include:

- changes in consumer preferences, perceptions, and spending patterns;

- demographic trends;

- employment levels and wage rates, and their effects on the disposable income and actual or perceived wealth of potential customers and their consumption habits, which may impact traffic and transaction size;

- variations in the timing and volume of sales at our locations;

- changes in frequency of customer visits;

- changes in driving and traffic patterns;

- type, number, and location of competitors;

- variations in the cost of, availability of and shipping costs of motor oil and automobile supplies, parts, paints, refinish coatings, glass, chemicals, and car wash supplies;

- unexpected slowdowns in business or operational support efforts;

- changes in the availability or cost of labor, including health care-related or other costs;

- the timing of expenditures in anticipation of future sales at our locations;

- an inability to purchase sufficient levels of advertising or increases in the cost of advertising;

- increases in national, federal, state, local, and provincial taxes in the countries in which we operate, including income taxes, indirect taxes, non-resident withholding taxes, and other similar taxes, as well as changes in tax guidance and regulations and the impact on our effective tax rate;

- factors associated with operating in foreign locations, including repatriation risks, foreign currency risks, and changes in tax treatment;

- high levels of economic inflation;

- unreliable or inefficient technology, including point-of-sale and payment systems;

- weather, natural disasters, pandemics, military conflicts and other catastrophic events and terrorist activities;

- changes in the number of renewals of franchise agreements; and

- our ability to maintain direct repair program and other relationships with insurance partners.

Our business is affected by the financial results of our franchisees.

Our business is impacted by the operational and financial success of our franchisees, including the franchisees' implementation of our strategic plans and their ability to secure adequate financing to execute those plans. When our franchisees are impacted by weak economic conditions and are unable to secure adequate sources of financing, their financial health worsens, our revenues may decline and we may need to offer extended payment terms or make other concessions. In limited circumstances, we also may be required to make lease payments without being able to collect sublease payments on domestic locations that we lease from landlords and then sublease to the franchisees in the event franchisees fail to pay rent under the subleases. Additionally, refusal on the part of franchisees or any franchisee association to renew or restructure their franchise agreements may result in decreased payments from franchisees. Entering into restructured franchise agreements may result in reduced franchisee payment royalty rates in the future. Furthermore, if our franchisees are not able to obtain the financing necessary to complete planned remodel and construction projects, they may be forced to postpone or cancel such projects.

The employees of franchisees are not our employees. We provide training and support to franchisees, but the quality of franchised store operations may be diminished by factors beyond our control. Consequently, franchisees may not successfully operate stores in a manner consistent with our standards and requirements or may not hire and train qualified managers and other store personnel. If they do not, our image and reputation may suffer, and revenues could decline.

Our business is affected by advances in automotive technology.

The demand for our automotive repair and maintenance services and products may be adversely affected by continuing developments in automotive technology, including self-driving and electric vehicles and shared mobility. Some cars produced by certain automotive manufacturers last longer and require service and maintenance at less frequent intervals, or they may require more specialized service and maintenance than we offer at our locations. Quality improvement of manufacturers' original equipment parts has in the past reduced, and may in the future reduce, demand for our services and products, adversely affecting our sales. For example, manufacturers' use of stainless steel exhaust components has increased the life of those parts, thereby decreasing the demand for exhaust repairs and replacements. Longer and more comprehensive warranty or service programs offered by automobile manufacturers and other third parties also could adversely affect the demand for our products and services. New automobile owners may also choose to have their cars serviced by a dealer during the period that the car is under warranty. In addition, advances in automotive technology, such as accident-avoidance technology, continue to require us to incur additional costs to update diagnostic capabilities and technical training programs or may make providing such training programs more difficult. These advances could increase our costs and reduce our profits and may materially and adversely affect our business and results of operations.

Certain restrictions may prevent us from providing our services and products to customers.

We may not be able to provide our products and services to certain customers because they have contractual relationships with third parties to service their vehicle, we may not be able to acquire the necessary diagnostic tools and repair information because of restrictions imposed by the original vehicle manufacturers or by governmental regulation may cause vehicle owners to rely on dealers to perform maintenance and repairs, or insurance companies may require repair technicians to hold certain certifications that our locations' personnel do not hold. Such restrictions could adversely impact our revenues, results of operations, business, and financial conditions.

Increases in operating costs, including labor and commodity costs and interest rates have, and may again in the future, adversely affect our results of operations.

Ongoing increases in employee wages, benefits, and insurance and other operating costs such as commodity costs, legal claims, insurance costs, and costs of borrowing have adversely affected our operations and administrative expenses at our locations and may do so again in the future. Factors beyond our control may cause our operating costs to increase, such as weather conditions, natural disasters, disease outbreaks, global demand, product recalls, inflation, civil unrest, tariffs, and government regulations. For example, franchisees and independent operators may, and in certain cases are required to, offer access to health care benefits to certain of their employees and we may offer access to health care benefits to certain of our employees at company-operated locations. Similarly, increases in gasoline prices could result in the imposition of fuel surcharges by distributors used by us and our franchisees, which would increase the cost of operations. Any increase in such costs for our locations could reduce our and our franchisees' sales and profit margins if we choose not, or are unable, to pass the increased costs to our customers.

In addition, increases in interest rates may impact land acquisition and construction costs as well as the cost and availability of credit and locations available to lease, thereby adversely affecting our and our franchisees' ability to finance the development of additional locations and maintenance of existing locations. Inflation can also cause increased commodity, labor, and benefits costs which could reduce the profitability of our locations. Increases in labor costs could make it difficult to find new independent operators and may require us to pay higher commissions to existing independent operators. Any of the foregoing increases could adversely affect our and our franchisees' business and results of operations.

High levels of economic inflation may increase our operating costs, influence demand for our products, and impact the profitability of our business.

The U.S. has been experiencing high levels of price inflation across a wide variety of economic sectors. There can be no assurances as to how high such inflation will go and/or how long such elevated levels of inflation may persist. High levels of inflation may influence employee and staffing costs and costs of goods and services required to be purchased by the Company and its Franchisees. Driven Brands and its Franchisees may not be able to offset the negative impact of inflation with increased prices. In addition, high levels of inflation may influence demand for products purchased by Driven Brands' customers. Any of the above could have a material adverse effect on our results of operations.

Our locations may experience difficulty hiring and retaining qualified personnel, resulting in higher labor costs.

The operation of our locations requires both entry-level and skilled employees, and trained and experienced automotive field personnel are in high demand and short supply at competitive compensation levels in some areas, which has resulted in increased labor costs. From time to time, we, our franchisees, and independent operators may experience difficulty hiring and retaining such qualified personnel. Competition for employees and wage inflation may also result in difficulties in hiring and retaining key qualified personnel. In addition, the formation of unions may increase the operating expenses of our locations. Any such future difficulties could result in a decline in the sales and operating results of our locations, which could in turn materially and adversely affect our revenues, results of operations, business, and financial condition.

Insurance coverage may not be adequate, and increased self-insurance and other insurance costs could adversely affect our results of operations.

We and our franchisees maintain insurance, and these insurance policies may not be adequate to protect us from liabilities that we incur in our business. Certain extraordinary hazards, for example, may not be covered, and insurance may not be available (or may be available only at prohibitively expensive rates) with respect to many other risks. Moreover, any loss incurred could exceed policy limits, and policy payments made to us and franchisees may not be made on a timely basis. Any such loss or delay in payment could lead to a decline in the sales and operating results of our locations, which could in turn have a material and adverse effect on our revenues, results of operations, business, and financial condition.

In addition, in the future, insurance premiums may increase, and we and our franchisees may not be able to obtain similar levels of insurance on reasonable terms, or at all. Although we seek to manage our claims to prevent increases, such increases can occur unexpectedly and without regard to our efforts to limit them. If such increases occur, our locations may be unable to pass them along to the consumer through product or service price increases, resulting in decreased profitability, which could have a material adverse effect on our business and results of operations.

In the event that liability to third parties arises, to the extent losses experienced by such third parties are either not covered by the franchisee's or our insurance or exceed the policy limits of the franchisee's or our insurance, such parties could seek to recover their losses from us, whether or not they are legally or contractually entitled to do so, which could increase litigation costs or result in liability for us. Additionally, a substantial unsatisfied judgment could result in the bankruptcy of one or more of our operating entities, which could have a material adverse effect on our results of operations, business, and financial condition.

Increases in supply costs could adversely affect our results of operations.

The operation of our locations requires large quantities of automotive supplies. Our success depends in part on our ability to anticipate and react to changes in supply costs and availability, and we are susceptible to increases in primary and secondary supply costs as a result of factors beyond our control. These factors include general economic conditions, significant variations in supply and demand, seasonal fluctuations, pandemics, weather conditions, fluctuations in the value of currencies in the markets in which we operate, commodity market speculation, and government regulations.

Higher supply costs or limited supply availability could reduce our profits, which in turn may materially and adversely affect our business and results of operations. This volatility could also cause us and our franchisees or independent operators to consider changes to our product delivery strategy and result in adverse adjustments to pricing of our services.

Tariffs imposed by the U.S. and/or other governments and geopolitical uncertainty could increase our supply costs, which could materially and adversely affect our business and results of operations.

Higher tariffs in the U.S. and elsewhere could increase our supply costs and adversely impact our profitability. Moreover, the new tariffs could also make our products more expensive for customers, potentially suppressing customer demand. We may not be able to offset the financial impact of tariffs through price increases to customers. There could be additional tariffs or other regulatory changes in the future. There is also a concern that the trade policies of the U.S. and other nations could result in the adoption of additional tariffs and other trade restrictions by various nations, leading to a global trade war and making our products uncompetitive in certain markets. Any of the foregoing could materially and adversely affect our business and results of operations.

Additionally, economic and geopolitical events, such as the conflict between Russia and Ukraine and in the Middle East has, and may continue to, lead to further disruption, instability and volatility in global markets and industries that could negatively impact our operations including higher oil or other costs. For example, the U.S. government and other governments in jurisdictions in which we operate have imposed severe sanctions and export controls against Russia and Russian interests and threatened additional sanctions and controls. The impact of current and potential measures, as well as potential responses to them could adversely affect our business, supply chain, partners, or customers.

Decreases in our product sourcing revenue could adversely affect our results of operations.

We provide our 1-800 Radiator franchisees with the ability to purchase certain products required to operate applicable locations. We supply franchisees and our company-operated locations with certain products required to operate applicable locations. We may also supply third parties with certain products. Although 1-800 Radiator franchisees may be required by their franchise agreements to purchase products from the 1-800 Radiator electronic network, they may not be required to do so in the future.

In addition, our Driven Advantage platform allows our company-operated stores and certain partners to purchase many of the products and supplies necessary to operate their locations. Our partners, including certain franchisees may, but are not required to, purchase products from us, and may in the future decide not to do so. While it is our expectation that we will benefit from product sourcing income and pricing arrangements, there can be no assurance that such income and arrangements will continue to be renewed or replaced. Our failure to maintain our current product sourcing income could have a material

adverse effect on our sales and profit margins, which in turn could materially and adversely affect our business and results of operations.

We benefit from negotiated discounts with certain large oil and other suppliers based on our scale and ability to meet volume requirements. Our failure to negotiate beneficial terms in the future or failure to meet volume requirements could have a material adverse effect on our sales and profit margins. A portion of our distribution income is based on the growth and expansion of Take 5 Oil locations as well as beneficial pricing negotiated with suppliers and ability to manage unit labor and shipping costs. Decreases in the volume of our purchases by or increases in costs of products, labor, or shipping could have a material adverse effect on our sales and profit margins.

We depend on key suppliers, including international suppliers, to deliver timely high-quality products at quantities and prices required for our businesses.

We recommend key suppliers (including our subsidiaries) to our franchisees, and our success is dependent on, among other things, our continuing ability to offer our services and products at prices similar to historical levels. Our suppliers may be adversely impacted by economic weakness and uncertainty, such as increased commodity prices, increased fuel costs, tight credit markets, and various other factors, including geopolitical uncertainty, transportation interruptions, import and export regulations, sanctions, and labor shortages. In such an environment, our suppliers may seek to change the terms on which they do business with us in order to lessen the impact of any current and future economic or regulatory challenges on their businesses or may cease or suspend operations. If we are forced to renegotiate the terms upon which we conduct business with our suppliers or find alternative suppliers to provide key products or services, it could adversely impact the profit margins at our locations, which in turn could materially and adversely affect our business and results of operations.

Economic weakness and uncertainty has previously forced some suppliers to seek financing in order to stabilize their businesses, and others have been forced to restructure or have ceased operations completely. In addition, some of our key suppliers have significant operations outside of the markets in which we operate, which could expose us to events in the countries of those suppliers' operations, including government intervention and foreign currency fluctuation. Additionally, the ability of our suppliers to timely deliver products is subject to cyber-related risks. If a key supplier or a large number of other suppliers suspend, decrease, or cease operations, we and our franchisees may have difficulty keeping our respective locations fully supplied. If we and our franchisees were forced to suspend one or more services offered to customers, that could have a significant adverse impact on our sales and profit margins, which in turn could materially and adversely affect our business and results of operations.

Supply chain shortages and interruptions could adversely affect our business.

We and our franchisees are dependent upon frequent deliveries of automobile parts, motor oil, and car wash and other supplies that meet our quality specifications. Shortages or interruptions in the supply of automobile products, motor oil, or car wash and other supplies caused by unanticipated demand, problems in production or distribution, acts of terrorism, financial or other difficulties of suppliers, labor actions, inclement weather, natural disasters, such as floods, drought, and hurricanes, outbreak of disease, including pandemics, or other conditions have adversely affected the availability, quality and cost of supplies for such products, and could do so again in the future, which could lower our revenues, increase operating costs, damage brand reputation, and otherwise harm our business and the businesses of our franchisees. Such shortages or interruptions could reduce our sales and profit margins, which, in turn, may materially and adversely affect our business and results of operations.

Our business depends on the willingness of suppliers, distributors, and service providers to supply our locations with goods and services pursuant to customary credit arrangements which may be available in the future on less favorable terms or not at all.

As is common in the automotive services and parts distribution and car wash industries, our locations purchase goods from suppliers, distributors, and service providers pursuant to customary credit arrangements. Changes in our capital structure and our franchisees' capital structures, or other factors outside our control, may cause our suppliers, distributors and service providers to change their customary credit arrangements. Any event affecting trade credit from suppliers, distributors, and service providers (including any inability of such suppliers, distributors, and service providers to obtain trade credit or factor their receivables on favorable terms or at all) or our and our franchisees' available liquidity, could reduce the resources available to support our locations, which in turn could affect our and our franchisees' ability to execute business plans, develop or enhance products or services, take advantage of business opportunities, or respond to competitive pressures.

Our failure to build and maintain relationships with insurance partners could adversely affect our business.

A significant portion of the profits generated by certain of our brands in the Paint, Collision & Glass segment, such as AGN, ABRA, CARSTAR, and Fix Auto are derived from insurance companies. Many insurance companies have systems, agreements, and minimum service levels that they use to allocate services and repairs. If we or enough of our franchisees fail to perform services for an insurance provider in accordance with the insurance providers' systems or minimum service levels, we may not receive work from the insurance provider. Further, our ability to continue to grow our business, including opening

additional locations to maintain existing business volume and pricing, is related to our ability to maintain and grow our relationships with insurance providers. The inability to establish or build relationships with insurance providers could have a material adverse effect on the operations and business prospects of one or more of our brands.

Substantially all of the assets of the Company are pledged as security under the terms of our Indebtedness.

Substantially all of our revenue-generating assets, including all franchise agreements, material company-operated locations, material product distribution contracts, and material intellectual property are pledged as security under the terms of our Indebtedness. Under certain circumstances, following an event of default, the pledged assets may be foreclosed upon pursuant to the terms of the Indebtedness.

We may not be able to execute on our plans to open additional locations and enter new markets.

If we are unable to successfully enter new markets, including selecting appropriate sites for our locations, and if we and our franchisees are unable to construct new locations, complete remodels of our existing locations, or convert non-Driven Brands locations, or if we are unable to maintain and/or deepen our penetration in existing markets, our growth strategy may not succeed.

Our growth strategy includes entering into franchise agreements and development agreements with franchisees who will open additional locations in markets where there are either an insufficient number or relatively few or no existing locations. We rely heavily on these franchisees and developers to grow our franchise systems, and there can be no assurance that we will be able to successfully expand or acquire critical market presence for our brands in new geographical markets either in the U.S., Canada, Europe or other international markets. Consumer characteristics and competition in new markets may differ substantially from those in the markets where we currently operate. Additionally, we may be unable to identify qualified franchisees and independent operators or appropriate locations, develop brand recognition, successfully market our products, or attract new customers in such markets. Further, we may refranchise company-operated locations to franchisees in the future. The success of these transactions is dependent upon the availability of sellers and buyers, the availability of financing, and our ability to negotiate transactions on terms deemed acceptable. In addition, the operations of locations that we acquire may not be integrated successfully, and the intended benefits of such transactions may not be realized.

We and our franchisees face many other challenges in opening additional locations, including:

- availability of financing on acceptable terms;

- negotiation of acceptable lease terms;

- securing required applicable governmental permits and approvals;

- impact of natural disasters and other acts of nature and terrorist acts or political instability;

- availability of franchise territories not prohibited by the territorial exclusivity provisions of existing franchisees;

- diversion of management's attention to the integration of acquired location operations;

- exposure to liabilities arising out of sellers' prior operations of acquired locations;

- incurrence or assumption of debt to finance acquisitions or improvements and/or the assumption of long-term, non-cancelable leases; and

- general economic and business conditions.

Should we and our franchisees not succeed in opening additional locations or improving existing locations, there may be adverse impacts to our growth strategy and to our ability to generate additional profits, which in turn could materially and adversely affect our business and results of operations.

A component of our business strategy includes the construction of additional locations and the renovation and build-out of existing locations, and a significant portion of the growth in our sales and profit margins will depend on growth in comparable sales for our locations. We face competition from other operators, retail chains, companies, and developers for desirable site locations, which may adversely affect the cost, implementation, and timing of our expansion plans. If we experience delays in the construction or remodeling processes, we may be unable to complete such activities at the planned cost, which could adversely affect our business and results of operations. Additionally, we cannot guarantee that such remodeling will increase the revenues generated by these locations or that any such increases will be sustainable. Likewise, we cannot be sure that the sites we select for additional locations will result in locations which meet sales expectations. Our failure to add a significant number of additional locations or grow comparable sales for our locations could materially and adversely affect our business and results of operations.

In particular, because a significant portion of the development of additional locations is likely to be funded by franchisee investment, our growth strategy is dependent on our existing and prospective franchisees' ability to access funds to finance such development. We do not generally provide our franchisees with direct financing and therefore their ability to access borrowed funds generally depends on their independent relationships with various financial institutions. In addition,

labor and material costs expended will vary by geographical location and are subject to general price increases. The timing of these improvements can affect the performance of a location, particularly if the improvements require the relevant location to be closed. If our existing and prospective franchisees are not able to obtain financing at commercially reasonable rates, or at all, they may be unwilling or unable to invest in the development of additional locations. In addition, our growth strategy may take longer to implement and may not be as successful as expected. Both of these factors could reduce our competitiveness and future sales and profit margins, which in turn could materially and adversely affect our business and results of operations.

Our acquisitions, dispositions, and strategic investments involve risks.

We have made and may continue to pursue acquisitions and strategic investments as part of our business strategy. For example, there is no assurance that we will find suitable acquisition or investment candidates or be able to complete these transactions on favorable terms, if at all. We may also discover liabilities or deficiencies associated with any companies acquired that were not identified in advance, which may result in unanticipated costs. The effectiveness of our due diligence review and ability to evaluate the results of such due diligence may depend upon the accuracy and completeness of statements and disclosures made or actions taken by the target companies or their representatives. As a result, we may not be able to accurately forecast the financial impact of an acquisition transaction, including tax and accounting charges. In addition, acquisitions involve risks related to difficulties in the assimilation of operations, systems, controls, technologies, personnel, services, and products of the acquired company, the potential loss of key employees, customers, suppliers, and distributors of the acquired companies, the inability to realize the anticipated benefits and synergies within a reasonable time, and the diversion of our management's attention from other business concerns. Further, we may incur significant costs to integrate and support acquired companies. Any of these factors could adversely affect our business, financial results, and reputation.

In addition, in managing our portfolio of companies, we have made and may in the future pursue dispositions, which involve additional risks and uncertainties. There can be no assurance that we will be able to make such dispositions at satisfactory prices and terms in a timely manner, or at all. In addition, we may not be able to accurately forecast the financial impact of a disposition, as each transaction may have an unexpected impact to other aspects of our Company, including but not limited to, the loss of network benefits, reduced rebate revenue, disruption to other parts of the businesses and distraction of management, loss of key employees, suppliers or customers, and exposure to unanticipated liabilities or ongoing obligations to support the business following such disposition. Any of these factors could adversely affect our business and financial results.

Our business may be adversely impacted by our indebtedness, including additional leverage in connection with acquisitions and other capital expenditure initiatives.

We may pursue strategic acquisitions as part of our business strategy. If we are able to identify acquisition candidates, such acquisitions may be financed with a substantial amount of additional indebtedness. Although the use of leverage presents opportunities to increase our profitability, it has the effect of potentially increasing losses as well. If income and appreciation from acquisitions acquired through debt are less than the cost of the debt, the total return will decrease. Accordingly, any event which adversely affects the value of an acquisition will be magnified to the extent we are leveraged and we could experience losses substantially greater than if we did not use leverage.

Increased indebtedness could also make it more difficult for us to satisfy our obligations with respect to any other debt agreements, increase our vulnerability to general adverse economic and industry conditions, and require that a greater portion of our cash flow be used to pay indebtedness, which would reduce the availability of cash available for other purposes, and limit our flexibility in planning for, or reacting to, changes in our business and in the automotive services and parts distribution and car wash industries, which could place us at a disadvantage to competitors that have less debt. In addition, additional indebtedness may require us to agree to financial and other covenants that may limit our ability to make investments, pay dividends or engage in other transactions beneficial to our business, and the leverage may cause potential lenders to be less willing to lend funds or refinance existing indebtedness in the future. Additional leverage and the risks associated with additional leverage could also cause the trading price of our common stock to decrease. Our failure to comply with our covenants under such indebtedness could result in an event of default that, if not cured or waived, could result in an acceleration of repayment of other existing indebtedness.

Leveraged losses could adversely affect our ability to manage and support our locations and our brands, which in turn could materially and adversely affect our business and results of operations.

Our business is subject to seasonality.

Seasonal changes may impact the demand for our automotive repair and maintenance services and products. Customers may purchase fewer under car services during the winter months, when miles driven tend to be lower. Conversely, demand for collision repair and services is lower outside of winter months, when collisions are typically less common due to improved driving conditions. Our 1-800 Radiator brand experiences seasonal fluctuations related to the sale of air conditioning and heating parts. In addition, customers may defer or forego car washes or vehicle maintenance, such as oil changes, at any time during periods of inclement weather. In our locations that sell or rotate tires, sales decrease during the period from January through April and in September. Profitability of franchisees is also typically lower during months in which revenue composition is more heavily weighted toward tires, which is a lower margin category. In addition, profitability in certain areas of North

America and Europe may be lower in the winter months when certain costs, such as utilities and snow plowing, are typically higher. Unusual fluctuations in demand for car wash or automotive repair and maintenance services and products could reduce our sales and profit margins, which in turn may materially and adversely affect our business and results of operations.

Our business may be adversely impacted by the geographic concentration of our locations.

Although the franchise agreements provide franchisees with varying degrees of exclusive areas and territory exclusivity, these territories may be relatively small, and overall there is a geographic concentration of our locations in certain countries, states, regions, and provinces. As a result, economic conditions in particular areas may have a disproportionate impact on our business. As of December 30, 2023, there were locations in 49 states in the U.S. and 13 other countries. In the U.S., our locations were most concentrated in California, Texas, Florida, Illinois, and Ohio, in Canada our locations were most concentrated in Ontario and Quebec and in Europe our locations were most concentrated in the United Kingdom ("U.K.") and Germany. Adverse economic conditions in countries, states, regions, or provinces that contain a high concentration of our locations could have a material adverse impact on our sales and profit margins in the future, which in turn could materially and adversely affect our business and results of operations.

Our operations are subject to various risks and uncertainties, including adverse economic conditions or a debt crisis, which could adversely affect our business.

We have international operations in Canada, Europe, and Australia. The financial conditions of our international franchisees and independent operators may be adversely impacted by political, economic, or other changes in these markets. In addition, payments we receive from our international franchisees may be affected by recessionary or expansive trends, increasing labor costs, changes in applicable tax laws, changes in inflation rates, changes in exchange rates and the imposition of restrictions on currency conversion or the transfer of funds, application of tariffs to supplies and goods, expropriation of private enterprises, political and economic instability, and other external factors in these markets.

Our financial condition and results of operations are impacted by global markets and economic conditions over which neither we nor our franchisees have control. An economic downturn may result in a reduction in the demand for our services and products, longer payment cycles, slower adoption of new technologies, and/or increased price competition. In addition, certain European countries experienced deterioration of their sovereign debt during the recent global economic crisis and were impacted by slowing growth rates or recessionary conditions, market volatility, and/or political unrest. Although Europe has experienced market stabilization and improvements, there is no assurance that such stabilization or improvements will be sustainable. Any deterioration of economic conditions in Europe, the U.S., or Canada could have a material adverse impact on financial markets and economic conditions in the U.S. and throughout the world.

In addition, we and our current or future franchisees face many risks and uncertainties in opening additional international locations, including differing cultures and consumer preferences, diverse government regulations and tax systems, securing acceptable suppliers, difficulty in collecting payments and longer payment cycles, uncertainty with respect to intellectual property protections, contract enforcement and legal remedies, uncertain or differing interpretations of rights and obligations in connection with international franchise agreements, independent operator agreements, development agreements and agreements related thereto (collectively, the "franchise documents" with respect to franchisees and the "independent operator documents" with respect to independent operators), the selection and availability of suitable locations for our locations, currency regulation and other external factors. Further, changing labor conditions may result in difficulties in staffing and training at international locations, franchised, and independently-operated locations. Any of the foregoing may materially and adversely affect our business and results of operations.

Our success depends on the effectiveness of our marketing and advertising programs.

Brand marketing and advertising significantly affect sales at our locations. Our marketing and advertising programs may not be successful, which may prevent us from attracting new customers and retaining existing customers. Also, because many of the franchisees are contractually obligated to pay advertising fees based on a percentage of their gross revenues and because we will deduct a portion of the gross revenues of the company-operated locations to fund their marketing and advertising fees, our advertising budget depends on sales volumes at these locations. While we and certain of our franchisees have sometimes voluntarily provided additional funds for advertising in the past, we are not legally obligated to make such voluntary contributions or loan money to pay for advertising. If sales decline, we will have fewer funds available for marketing and advertising, which could materially and adversely affect our revenues, business and results of operations.

As part of our marketing efforts, we rely on print, television and radio advertisements, as well as search engine marketing, web advertisements, CRM, social media platforms, and other digital marketing to attract and retain customers. These efforts may not be successful, resulting in expenses incurred without the benefit of higher revenues or increased employee or customer engagement. Customers are increasingly using internet sites and social media to inform their purchasing decisions and to compare prices, product assortment, and feedback from other customers about quality, responsiveness and customer service before purchasing our services and products. If we are unable to continue to develop successful marketing and advertising strategies, especially for online and social media platforms, or if our competitors develop more effective strategies, we could lose customers and sales could decline. In addition, a variety of risks are associated with the use of social media and digital

marketing, including the improper disclosure of proprietary information, negative comments about or negative incidents regarding us, exposure of personally identifiable information, fraud, or out-of-date information. The inappropriate use of social media and digital marketing vehicles by us, our franchisees, customers, employees, or others could increase our costs, lead to litigation or result in negative publicity that could damage our reputation. Many social media platforms immediately publish the content, videos, and/or photographs created or uploaded by their subscribers and participants, often without filters or checks on accuracy of the content posted. Information posted on such platforms at any time may be adverse to our interests and/or may be inaccurate. The dissemination of negative information related to our brands could harm our business, prospects, financial condition, and results of operations, regardless of the information's accuracy. The harm may be immediate without affording us an opportunity for redress or correction. The occurrence of any such developments could have an adverse effect on our business results and on our profits.

Our failure or our franchisees and independent operators' failure to comply with health, employment, and other federal, state, local, and provincial laws, rules, and regulations may lead to losses and harm our brands.

We and our franchisees and independent operators are subject to various federal, state, local, provincial, and foreign laws and are subject to a variety of litigation risks, including, but not limited to, customer claims, TCPA Claims, claims alleging violations of consumer protection laws, product liability claims, personal-injury claims, environmental claims, employee allegations of improper termination, harassment and discrimination, wage and hour claims and claims related to violations of the Americans with Disabilities Act of 1990 ("ADA"), the Family and Medical Leave Act ("FMLA"), and similar foreign, state, local, and provincial laws, the Foreign Corrupt Practices Act and similar anti- bribery and corruption laws and regulations, religious freedom, the Fair Labor Standards Act ("FLSA"), applicable Canadian employment standards legislation, the Dodd-Frank Act, the Health Care Reform Act, the Electronic Funds Transfer Act, the Payment Card Industry Data Security Standards, franchise laws, ERISA and intellectual property claims. The successful development and operation of our locations depends to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations. Our locations' operations are also subject to licensing and regulation by state, local, and provincial departments relating to safety standards, regulations, and licensure requirements relating to motor vehicle repairs, federal, state, and provincial labor and immigration law (including applicable equal pay and minimum wage requirements, overtime pay practices, reimbursement for necessary business expense practices, classification of employees, working and safety conditions and work authorization requirements), federal, state, local, and provincial laws prohibiting discrimination and other laws regulating the design and operation of facilities, such as the ADA, the Health Care Reform Act and applicable human rights and accessibility legislation, and subsequent amendments.

The operation of our franchise system is also subject to franchise laws and regulations enacted by a number of states and provinces along with rules promulgated by the U.S. Federal Trade Commission. Any future legislation regulating franchise relationships may negatively affect our operations, particularly our relationships with our franchisees. Similarly, in Europe, our independent operator model is subject to rules and regulations that vary by country, state, and region. Any future regulation affecting our independent operator relationships could materially and adversely affect our business and results of operations. For example, future regulation could require us to pay additional commissions to independent operators for our independent operators not to be deemed our employees. We may incur substantial additional costs in each jurisdiction in which our independent operators are deemed to be employees as a result of legislative or interpretive changes.

Failure to comply with new or existing franchise or independent operator laws and regulations in any jurisdiction or to obtain required government approvals could result in a ban or temporary suspension on future sales, which could reduce profits, which in turn could materially and adversely affect our business and results of operations.

In addition to the risk of adverse legislation or regulations being enacted in the future, we cannot predict how existing or future laws or regulations will be administered or interpreted. Further, we cannot predict the amount of future expenditures that may be required in order to comply with any such laws or regulations.

We are subject to the FLSA, applicable foreign employment standards laws and similar state laws, which govern such matters as time keeping and payroll requirements, minimum wage, overtime, employee and worker classifications and other working conditions, along with the ADA, FMLA, and the Immigration Reform and Control Act of 1986, various family leave, sick leave, or other paid time off mandates and a variety of other laws enacted, or rules, regulations and decisions promulgated or rendered, by federal, state, local, and provincial governmental authorities that govern these and other employment matters, including labor scheduling, meal and rest periods, working conditions, and safety standards. We have experienced and expect further increases in payroll expenses as a result of federal, state, and provincial mandated increases in the minimum wage. In addition, our vendors may be affected by higher minimum wage standards, which may increase the price of goods and services they supply to our brands.

Companies that operate franchise systems may also be subject to claims for allegedly being a joint employer with a franchisee. The standard for joint employment liability has been in a state of flux over the last several years, and there is currently a high degree of uncertainty on how the standard will be applied to the franchise relationship under federal and state laws, rules, and regulations. Additionally, depending upon the outcome and application of certain legal proceedings pending or concluded in federal and state courts in California involving the wage and hour laws of California in another franchise system,

franchisors may be subject to claims that their franchisees should be treated as employees and not as independent contractors under the wage and hour laws of California and, potentially, certain other states with similar wage and hour laws.

We expect increases in payroll expenses because of federal, state, and provincial mandated increases in the minimum wage, and although such increases are not expected to be material, there can be no assurance that there will not be material increases in the future. Enactment and enforcement of various federal, state, local, and provincial laws, rules, and regulations on immigration and labor organizations may adversely impact the availability and costs of labor in any of the countries in which we operate. Evolving labor and employment laws, rules, and regulations could also result in increased exposure on our part for labor and employment related liabilities that have historically been borne by franchisees and independent operators.

Increased health care costs could have a material adverse effect on our business and results of operations. These various laws and regulations could lead and have led to enforcement actions, fines, civil or criminal penalties, or the assertion of litigation claims and damages. In addition, improper conduct by our franchisees, independent operators, employees, or agents could damage our reputation and lead to litigation claims, enforcement actions and regulatory actions, and investigations, including, but not limited to, those arising from personal injury, loss or damage to personal property, or business interruption losses, which could result in significant awards or settlements to plaintiffs and civil or criminal penalties, including substantial monetary fines. Such events could lead to an adverse impact on our financial condition, even if the monetary damage is mitigated by insurance coverage.

Noncompliance by us or our franchisees or independent operators with any of the foregoing laws and regulations could lead to various claims and reduced profits as set forth in more detail below under "*Risk Factors—Complaints or litigation may adversely affect our business and reputation.*"

Our locations are subject to certain environmental laws and regulations.

Certain activities of our locations involve the handling, storage, transportation, import/export, recycling, or disposing of various new and used products and generate solid and hazardous wastes. These business activities are subject to stringent foreign, federal, regional, state, local, and provincial laws, by-laws and regulations governing the storage and disposal of these products and wastes, the release of materials into the environment, or otherwise relating to environmental protection. These laws and regulations may impose numerous obligations upon our locations' operations, including the acquisition of permits to conduct regulated activities, the imposition of restrictions on where or how to store and how to handle new products and to manage or dispose of used products and wastes, the incurrence of capital expenditures to limit or prevent releases of such material, the imposition of substantial liabilities for pollution resulting from our locations' operations, and costs associated with workers' compensation and similar health claims from employees.

In addition, environmental laws and regulations have generally imposed further restrictions on our operations over time, which may result in significant additional costs to our business. Failure to comply with these laws, regulations, and permits may result in the assessment of administrative, civil, and criminal penalties, the imposition of remedial and corrective action obligations, and the issuance of injunctions limiting or preventing operation of our locations. Any adverse environmental impact on our locations, including, without limitation, the imposition of a penalty or injunction, or increased claims from employees, could materially and adversely affect our business and results of operations.

Environmental laws also impose liability for damages from and the costs of investigating and cleaning up sites of spills, disposals, or other releases of hazardous materials. Such liability may be imposed, jointly and severally, on the current or former owners or operators of properties or parties that sent wastes to third-party disposal facilities, in each case without regard to fault or whether such persons knew of or caused the release. Although we are not presently aware of any such material liability related to our current or former locations or business operations, such liability could arise in the future and could materially and adversely affect our business and results of operations.

Complaints or litigation may adversely affect our business and reputation.

We, our franchisees, and our independent operators may be subject to claims, including class action lawsuits, filed by customers, franchisees, independent operators, employees, stockholders, suppliers, landlords, governmental authorities, and others, including as a result of violations of the laws set forth above under "*Risk Factors — Our failure or our franchisees' and independent operators' failure to comply with health, employment, and other federal, state, local, and provincial laws, rules, and regulations may lead to losses and harm our brands*" and "*Risk Factors —Our locations are subject to certain environmental laws and regulations.*" Significant claims may be expensive to defend and may divert time and resources away from our operations, causing adverse impacts to our operating results. In addition, adverse publicity related to litigation could negatively impact the reputation of our brands, even if such litigation is not valid, or a substantial judgment against us could negatively impact the reputation of our brands, resulting in further adverse impacts to results of operations.

In the ordinary course of business, we will be, from time to time, the subject of complaints or litigation from franchisees and independent operators, which could relate to alleged breaches of contract or wrongful termination under the franchise documents and independent operator documents. These claims may also reduce the ability or willingness of franchisees to enter into new franchise agreements with us. In addition, litigation against a franchisee, independent operator, or their affiliates or against a company-operated location by third parties, whether in the ordinary course of business or otherwise,

may include claims against us by virtue of our relationship with the franchisee, independent operator or company-operated location. Litigation may lead to a decline in the sales and operating results of our locations and divert our management resources regardless of whether the allegations in such litigation are valid or whether we are liable. See Item 3 and Note 19 included elsewhere within this Form 10-K for additional information on matters in dispute.

Further, we may be subject to employee, franchisee, independent operator, and other claims in the future based on, among other things, discrimination, harassment, retaliation, wrongful termination, and wage, rest break, and meal break issues, including those relating to overtime compensation. We have been subject to these types of claims in the past, and if one or more of these claims were to be successful or if there is a significant increase in the number of these claims, our business, financial condition, and operating results could be harmed.

Certain governmental authorities and private litigants have asserted claims against franchisors for provisions in their franchise agreements which restrict franchisees from soliciting and/or hiring the employees of other franchisees or the applicable franchisor. Claims against franchisors for such "no-poaching" clauses include allegations that these clauses violate state and federal antitrust and unfair practices laws by restricting the free movement of employees of franchisees or franchisors (including both corporate employees and the employees of company-operated locations), thereby depressing the wages of those employees. All of our brands operating in the U.S. have had no-poaching clauses in their franchise agreements. In 2018, the Attorney General of the State of Washington issued civil investigative demands to a number of franchisors seeking information concerning no-poaching clauses in their franchise agreements. Our brands operating in 2019 in the U.S. decided to delete the no-poaching clauses in their franchise agreements. All of our brands have notified franchisees that they do not intend to enforce the no-poaching clauses in their existing franchise agreements. Our brands operating outside of the U.S. also have decided to delete the no-poaching clauses, if any, contained in their franchise agreements, to the extent they are entering into new franchise agreements. Our brands may be subject to claims arising out of their prior inclusion of no-poaching clauses in their franchise agreements that may have restricted the employment opportunities of employees of our brands. Any adverse results in any cases or proceedings that may be brought against our brands by any governmental authorities or private litigants may materially and adversely affect our business and results of operations.

We may have product liability exposure that adversely affects our results of operations.

Our locations and franchisees may receive or produce defective products, which may adversely impact the relevant brand's equity, and financial results. There can be no assurance that the insurance held by us, our vendors, or franchisees will be adequate to cover the associated risks of the sale of defective products, or that, we or our franchisees will be able to continue to procure the same amount of insurance or to secure an increase in its insurance coverage. Accordingly, in cases in which a franchisee experiences increased insurance premiums or must pay claims out of pocket, the franchisee may not have the funds necessary to pay franchisee payments owed to us. In cases in which insurance premiums increase or claims are required to be paid by us, the profitability of our business may decrease. Each of these outcomes could, in turn, materially and adversely affect our business and results of operations. In the event that product liability arises, to the extent such liability is either not covered by our or the franchisees' insurance or exceeds the policy limits of our or the franchisees' insurance, the aggrieved parties could seek to recover their losses from us, whether or not we are legally or contractually entitled to do so, which could increase litigation costs or result in liability for us.

We are subject to payment-related risks.

For our sales to our customers, we accept a variety of payment methods, including credit cards, debit cards, electronic funds transfers, and electronic payment systems. Accordingly, we are, and will continue to be, subject to significant and evolving regulations and compliance requirements, including obligations to implement enhanced authentication processes that could result in increased costs and liability, and reduce the ease of use of certain payment methods. For certain payment methods, including credit and debit cards, as well as electronic payment systems, we pay interchange and other fees, which may increase over time. We rely on independent service providers for payment processing, including credit and debit cards. If these independent service providers become unwilling or unable to provide these services to us or if the cost of using these providers increases, our business could be harmed. We are also subject to payment card association operating rules and agreements, including data security rules and agreements, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for losses incurred by card issuing banks or customers, subject to fines and higher transaction fees, lose our ability to accept credit or debit card payments from our customers, or process electronic fund transfers or facilitate other types of payments. Any failure to comply with the foregoing rules or requirements could harm our brand, reputation, business, and results of operations.

Catastrophic events may disrupt our business in a manner that adversely affects our business.

Unforeseen events, including war, terrorism and other international, regional or local instability, or conflicts (including current or future civil unrest and labor issues), embargoes, public health issues, and natural disasters such as hurricanes, earthquakes, or other adverse weather and climate conditions, whether occurring in the U.S. or abroad, could disrupt our operations, disrupt the operations of franchisees, distributors, suppliers, or customers, or result in political or economic

instability. These events could reduce demand for our products or make it difficult or impossible to receive products from our distributors or suppliers, which could have a material adverse effect on our business and results of operations.

Instability, disruption, or destruction caused by civil insurrection or social unrest may affect the markets in which we operate, our suppliers, customers, sales of products, and customer service.

Our business, and the business of our suppliers, may be adversely affected by instability, disruption, or destruction caused by riots, civil insurrection, social unrest, man made disasters, or crimes. In recent years, there were significant demonstrations and protests in cities throughout the U.S. Though they were generally peaceful, in some locations they were accompanied by damage and loss of merchandise. Such events could result in closures of some of our locations, declines in customer traffic, and/or property damage and loss to some of our locations. Further, governmental authorities in affected cities and regions may take action in an effort to protect people and property while permitting lawful and non- violent protest, including curfews and restrictions on business operations, neither of which was disruptive to our operations nor harmed consumer confidence and perceptions of personal well-being and security. In addition, consumer reaction to any statements we or our franchisees or independent operators made in response to the protests, or to matters directly or indirectly related to the protests, could have been perceived in a way that negatively impacts our reputation, value and image. All of the foregoing, in the event of recurrence, may negatively affect our sales, which could have a material adverse effect on our business and results of operations.

We and our franchisees lease or sublease the land and buildings where a number of our locations are situated, which could expose us to possible liabilities and losses.

We and our franchisees lease the land and buildings where a significant number of our locations are located. The terms of the leases and subleases vary in length, with primary terms (i.e., before consideration of option periods) expiring on various dates. In addition, franchisees' obligations or the company-operated location's obligations to pay rent are generally non-cancelable, even if the location operated at the leased or subleased location is closed. In the case of subleased locations, in the event the applicable franchisee fails to make required payments, we may not be able to recover those amounts. As leases expire, the franchisees or the company-operated locations may be unable to negotiate renewals on commercially acceptable terms or at all, which could cause the franchisees or the company-operated locations to close locations in desirable locations or otherwise negatively affect profits, which in turn could negatively affect our business and results of operations.

Our current locations may become unattractive, and attractive new locations may not be available for a reasonable price, if at all, which could adversely affect our business.

The success of any of our locations depends in substantial part on its location. There can be no assurance that our current locations will continue to be attractive as demographic patterns and trade areas change. For example, neighborhood or economic conditions where our locations are located could decline in the future, thus resulting in potentially reduced sales. In addition, rising real estate prices in some areas may restrict our ability or our franchisees' ability to purchase or lease new desirable locations. If desirable locations cannot be obtained at reasonable prices, our ability to execute our growth strategies could be adversely affected, and we may be affected by declines in sales as a result of the deterioration of certain locations, each of which could materially and adversely affect our business and results of operations.

Our financial performance could be materially adversely affected if we fail to retain, or effectively respond to a loss of, key executives.

The success of our business depends on the contributions of key executives and senior management, including our chief executive officer and chief financial officer. The departure of key executives or senior management could have a material adverse effect on our business and long- term strategic plan. We have a succession plan that includes short-term and long-term planning elements intended to allow us to successfully continue operations should any of our key executives or senior management become unavailable to serve in their respective roles. However, there is a risk that we may not be able to implement the succession plan successfully or in a timely manner or that the succession plan will not result in the same financial performance we currently achieve under the guidance of our existing executive team. Any lack of management continuity could adversely affect our ability to successfully manage our business and execute our growth strategy, as well as result in operational and administrative inefficiencies and added costs, and may make recruiting for future management positions more difficult.

Risks Related to Intellectual Property and Technology

We depend on our intellectual property to protect our brands, we may fail to establish trademark rights in the countries we operate and litigation to enforce or defend our intellectual property rights may be costly.

Our intellectual property is material to the conduct of our business. Our success depends on our and our franchisees' continued ability to use our intellectual property and on the adequate protection and enforcement of such intellectual property. We rely on a combination of trademarks, service marks, copyrights trade secrets, and similar intellectual property rights to protect our brands. The success of our business strategy depends, in part, on our continued ability to use our existing trademarks

and service marks to increase brand awareness and further develop our branded services and products in both existing and new markets.

We have registered certain trademarks and have other trademark applications pending in the U.S. and certain foreign jurisdictions. Registrations for "Fix Auto USA" are owned and maintained by a third-party licensor. We have not registered all of the trademarks that we use in all of the countries in which we do business or may do business in the future, and some trademarks may never be registered in all of these countries. Some countries' laws do not protect unregistered trademarks at all, or make them more difficult to enforce, and third parties (other than Mondofix in the case of "Fix Auto USA") may have filed for marks in countries where we have not registered the brands as trademarks. Rights in trademarks are generally national in character and are obtained on a country-by-country basis by the first person to obtain protection through use or registration in that country in connection with specified products and services. Some countries' laws do not protect unregistered trademarks at all, or make them more difficult to enforce, and third parties may have filed for trademarks that are the same or similar to our brands in countries where we have not registered our brands as trademarks. Accordingly, we may not be able to adequately protect our brands everywhere in the world and use of our brands may result in liability for trademark infringement, trademark dilution, or unfair competition. In addition, the laws of some countries do not protect intellectual property to the same extent as the laws of the U.S. and Canada. All of the steps we have taken to protect our intellectual property in the U.S., Canada and in the foreign countries in which we operate may not be adequate.

There can be no assurance that the steps we have taken and may take in the future to protect and maintain our rights in our intellectual property will be adequate, or that third parties will not infringe, misappropriate, or violate our intellectual property. If any of our efforts to protect our intellectual property is not adequate, or if any third party infringes, misappropriates or violates our intellectual property, the value of our brands may be harmed. As a result, if we are unable to successfully protect, maintain, or enforce our rights in our intellectual property, there could be a material adverse effect on our business and results of operations. Such a material adverse effect could result from, among other things, consumer confusion, dilution of the distinctiveness of our brands, or increased competition from unauthorized users of our brands, each of which may result in decreased revenues and a corresponding decline in profits. In addition, to the extent that we do, from time to time, institute litigation to enforce our intellectual property rights, such litigation could result in substantial costs and diversion of resources and could negatively affect profits, regardless of whether we are able to successfully enforce such rights.

If franchisees and other licensees do not observe the required quality and trademark usage standards, our brands may suffer reputational damage, which could in turn adversely affect our business.

We license certain intellectual property to franchisees, advertisers, and other third parties. The franchise agreements and other license agreements require that each franchisee or other licensee use our trademarks in accordance with established or approved quality control guidelines and, in addition to supply agreements, subject the franchisees, other licensees, and suppliers that provide products to our brands, as applicable, to specified product quality standards and other requirements in order to protect the reputation of our brands and to optimize the performance of our locations. We contractually require that our franchisees and licensees maintain the quality of our brand, however, there can be no assurance that the permitted licensees, including franchisees, advertisers, and other third parties, will follow such standards and guidelines, and accordingly their acts or omissions may negatively impact the value of our intellectual property or the reputation of our brands. Noncompliance by these entities with the terms and conditions of the applicable governing franchise or other agreement that pertains to servicing and repairs, health and safety standards, quality control, product consistency, timeliness or proper marketing, or other business practices, may adversely impact the goodwill of our brands. Although we monitor and restrict franchisee activities through our franchise agreements, franchisees, or third parties may refer to or make statements about our brands that do not make proper use of trademarks or required designations, that improperly alter trademarks or branding, or that are critical of our brands or place our brands in a context that may tarnish their reputation. There can be no assurance that the franchisees or other licensees will not take actions that could have a material adverse effect on our intellectual property.

We may become subject to third-party infringement claims or challenges to intellectual property validity.

We may in the future become the subject of claims asserted by third parties for infringement, misappropriation, or other violation of their intellectual property rights in areas where we or our franchisees operate or where we intend to conduct operations, including in foreign jurisdictions. Such claims, whether or not they have merit, could be time-consuming, cause delays in introducing new products or services, harm our image, our brands, our competitive position, or our ability to expand our operations into other jurisdictions and lead to significant costs related to defense or settlement. As a result, any such claim could harm our business and cause a decline in our results of operations and financial condition, which in turn may materially and adversely affect our business and results of operations.

If such claims were decided against us, then we could be required to pay damages, cease offering infringing products or services on short notice, develop or adopt non-infringing products or services, rebrand our products, services or even our businesses, and we could be required to make costly modifications to advertising and promotional materials or acquire a license to the intellectual property that is the subject of the asserted claim, which license may not be available on acceptable terms or at all. The attendant expenses that we bear could require the expenditure of additional capital, and there would be expenses associated with the defense of any infringement, misappropriation, or other third- party claims, and there could be attendant negative publicity, even if ultimately decided in our favor. In addition, third parties may assert that our intellectual property is

invalid or unenforceable. If our rights in any of our intellectual property were invalidated or deemed unenforceable, then third parties could be permitted to engage in competing uses of such intellectual property which, in turn, could lead to a decline in location revenues and sales, and thereby negatively affect our business and results of operations.

We do not own certain software that is used in operating our business and our proprietary platforms and tools incorporate open-source software.

We utilize both commercially available third-party software and proprietary software to run point-of-sale, diagnostics, pricing, inventory, and various other key functions. While such software can be replaced, the delay, additional costs, and possible business interruptions associated with obtaining, renewing or extending software licenses or integrating a large number of substitute software programs contemporaneously could adversely impact the operation of our locations, thereby reducing profits and materially and adversely impacting our business and results of operations.

In addition, we use open-source software in connection with our proprietary software and expect to continue to use open-source software in the future. Some open-source licenses require licensors to provide source code to licensees upon request, or prohibit licensors from charging a fee to licensees. While we try to insulate our proprietary code from the effects of such open-source license provisions, we cannot guarantee we will be successful. Accordingly, we may face claims from others claiming ownership of, or seeking to enforce the license terms applicable to such open-source software, including by demanding release of the open source software, derivative works, or our proprietary source code that was developed or distributed with such software. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our software, any of which would have a negative effect on our business and results of operations. In addition, if the license terms for the open source code change, we may be forced to re-engineer our software or incur additional costs. We cannot assure you that we have not incorporated open source software into our proprietary software in a manner that may subject our proprietary software to an open source license that requires disclosure, to customers or the public, of the source code to such proprietary software. Any such disclosure would have a negative effect on our business and the value of our proprietary software.

We are heavily dependent on information systems and technology, and any significant failure, interruption, or security incident could impair our ability to efficiently operate our business or timely or accurately prepare financial reports.

We are dependent upon our information systems, including software and platforms provided by third parties, certain of our own proprietary software, and other information technology to properly conduct our business, including, but not limited to, point-of-sale processing in our locations, management of our supply chain, collection of cash, payment of obligations, and various other processes and procedures. See "*Risk Factors — We do not own certain software that is used in operating our business and our proprietary platforms and tools incorporate open-source software*" herein. Our ability to efficiently manage our business depends significantly on the reliability and capacity of these information technology systems. The failure of these systems to operate effectively, an interruption, problems with maintenance, upgrading or transitioning to replacement systems, fraudulent manipulation of sales reporting from our locations, or a breach in security of any of these systems could result in loss of sales and franchise royalty payments, cause delays in customer service, result in the loss of data, create exposure to litigation, reduce efficiency, cause delays in operations, or otherwise harm our business. Significant capital investments might be required to remediate any problems. Any security breach involving any of our point-of- sale or other systems could result in a loss of consumer confidence and potential costs associated with fraud or breaches of data security laws. Also, despite our considerable efforts to secure our computer systems and information technology, security breaches, such as unauthorized access and computer viruses, may occur, resulting in system disruptions, shutdowns or unauthorized disclosure of confidential information. A security breach of our computer systems or information technology could require us to notify customers, employees, or other groups, result in adverse publicity, loss of sales and profits, and could result in penalties or other costs that could adversely affect the operation of our business and results of operations.

We implement new systems, including our continued implementation of a new enterprise resource planning ("ERP") system, as a part of our ongoing technology and process improvements. The ERP system is designed to provide a standardized method of accounting for the enterprise and enhance our ability to implement strategic initiatives. Any delay in its implementation could adversely affect our ability to timely and accurately report financial information, including the filing of our quarterly or annual reports with the SEC. During implementation, we may experience disruption of our financial functions, potential loss or corruption of data, and technical challenges with migration from legacy systems; and if we experience unforeseen problems with the ERP system, we may need to implement additional systems or transition to other systems that would require further expenditures to function effectively as a public company, such implementation problems could adversely affect business operations and result in financial loss and reputational harm.

The occurrence of cyber incidents, or a deficiency in cybersecurity, could negatively impact our business by causing a disruption to our operations, a compromise, corruption, or loss of data, and/or damage to our employee and business relationships, all of which could lead to loss and harm our business.

As our reliance on technology has increased, so have the cybersecurity risks posed to the confidentiality, integrity, and availability of our information technology networks and systems, both internal and those managed by third-party service providers. We rely on these networks and systems to process, transmit, and store electronic information that is important to the

operation of our business and the services we offer, as well as to manage and support our core business operations. Despite our security measures, the company has experienced cybersecurity incidents in the past and may continue to be subject to such threats in the future. Although we and our service providers continually implement processes, procedures, and controls designed to reduce and mitigate the risk of a cyber incident, such preventative measures may not be sufficient in all circumstances to prevent, mitigate, or timely detect all potential risks. A successful cyber threat or other cyber incident experienced by us, our service providers, or a company we have acquired could cause an interruption of our operations, damage our relationship with franchisees and independent operators, result in the exposure of private or confidential data, potentially resulting in litigation, and adversely impact our reputation and financial results. Additionally, if a company that we have recently acquired or a third-party service provider on which we rely experiences a cybersecurity incident, we may not learn of such incident in a timely manner, or at all, which may inhibit our ability to mitigate its impacts, and can exacerbate the risks described in this risk factor.

Because our locations accept electronic forms of payment from our customers, our business requires the collection and retention of customer data, including credit and debit card numbers and other personally-identifiable information ("PII") in various information systems that we and our franchisees maintain in conjunction with third parties with whom we contract to provide credit card processing services. We also maintain important internal company data, such as PII about our employees, franchisees, and independent operators and information relating to our operations. Due to the evolving sophistication of technology and techniques employed by third parties and threat actors, a compromise of our customer transaction, PII or other sensitive data may occur. A cybersecurity incident resulting in the unauthorized use, disclosure or loss of customer and other sensitive data could put individuals at risk of identity theft and financial or other harm and result in additional costs to us to investigate an incident, implement measures to remediate the impacts of such incident, and in liability to parties who are financially harmed. While we have implemented cybersecurity measures aimed at protecting such data, our information technology systems or those used by our third-party service providers may still be vulnerable to such a breach, and our security measures may not prevent or timely detect physical security or cybersecurity breaches. Such an occurrence may cause financial loss to our business or harm to our reputation.

Our use of PII is regulated by foreign, federal, state, and provincial laws, as well as by certain third-party agreements. As privacy and information security laws and regulations change, we may incur additional costs to ensure that we remain in compliance with those laws and regulations. If our security and information systems are compromised or if our employees or franchisees fail to comply with these laws, regulations, or contract terms, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect our reputation and could disrupt our operations and result in costly litigation, judgments, or penalties resulting from violation of federal, state, and provincial laws and payment card industry regulations. A cyber incident could also require us to notify law enforcement agencies, customers, employees, or other groups, result in fines or require us to incur expenditures in connection with remediation, require us to pay increased fees to third parties, result in adverse publicity, loss of sales and profits, or require us to incur other costs, any of which could adversely affect the operation of our business and results of our operations.

Although we maintain insurance coverage for various cybersecurity and business continuity risks, there can be no guarantee that all costs or losses incurred will be fully insured.

Changing regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information, and harm our brands in a manner that adversely affects our business.

The U.S., Canada, and other jurisdictions in which we operate have adopted, and continue to revise, privacy, information security and data protection laws and regulations ("Privacy and Data Protection Laws") that could have a significant impact on our current and planned privacy, data protection and information security related practices, including our collection, use, sharing, retention, and safeguarding of consumer and/or employee information, and some of our current or planned business activities.

In the U.S., for example, this includes increased privacy related enforcement activity at both the federal level and the state level, including the implementation of the amended version of the California Consumer Protection Act (the "CCPA") and its implementing regulations, which are currently in effect. Other states have followed California's lead, passing their own comprehensive Privacy and Data Protection Laws, although California remains the strictest of these in most respects. As each state develops their own privacy law, it becomes increasingly challenging to conform to this patchwork of requirements and restrictions. As of February 2024, fourteen U.S. states will have passed separate privacy laws, the majority of which will be effective in the next year. With no Federal standard likely to be voted on in the coming legislative year, we are required to observe and satisfy each of the differing requirements.

In Canada, the federal Personal Information Protection and Electronic Documents Act and similar laws in several Canadian provinces. In the European Union, this includes the implementation of the General Data Protection Regulation (the "GDPR"), which came into effect in May 2018, and in the U.K. they include the U.K.-GDPR, and the U.K. Data Protection Act of 2018 (the "UK Laws"). We, our affiliated entities, and our service providers may need to take measures to ensure compliance with new, evolving and existing requirements contained in the GDPR, the CCPA, the U.K. Laws and other Privacy and Data Protection Laws and to address customer concerns related to their rights under any such Privacy and Data Protection Laws.

We also may need to continue to make adjustments to our compliance efforts as more clarification and guidance on the requirements of the GDPR, the CCPA, the U.K. Laws and other Privacy and Data Protection Laws becomes available. Our ongoing efforts to ensure our and our affiliated entities' compliance with the CCPA, GDPR, and U.K Laws and other existing or future Privacy and Data Protection Laws affecting customer or employee data to which we are subject could result in additional costs and operational disruptions. Our and our affiliated entities and' or services providers' failure to comply with such laws could result in potentially significant regulatory investigations or government actions, litigation, operational disruptions, penalties or remediation, and other costs, as well as adverse publicity, loss of sales and profits, and an increase in fees payable to third parties. These implications could adversely affect our revenues, results of operations, business and financial condition.

Risks Relating to the Franchisees

A majority of our locations are owned and operated by franchisees and, as a result, we are highly dependent upon our franchisees.

While the franchise agreements are designed to maintain brand consistency, the high percentage of our locations owned by franchisees may expose us to risks not otherwise encountered if we had owned and controlled the locations. In particular, we are exposed to the risk of defaults or late payments by franchisees of franchisee payments. Other risks include limitations on enforcement of franchise obligations due to bankruptcy or insolvency proceedings; unwillingness of franchisees to support marketing programs and strategic initiatives; inability to participate in business strategy changes due to financial constraints; inability to meet rent obligations on subleases; failure to operate the locations in accordance with required standards; failure to report sales information accurately; efforts by one or more large franchisees or an organized franchise association to cause poor franchise relations; and failure to comply with quality and safety requirements that result in potential losses even when we are not legally liable for a franchisee's actions or failure to act. Although we believe that our current relationships with franchisees are generally good, there can be no assurance that we will maintain strong franchise relationships. Our dependence on franchisees could adversely affect our business and financial condition, our reputation, and our brands.

Franchisee changes in control may adversely impact franchisee operations.

The franchise documents prohibit "changes in control" of a franchisee without the consent of its "franchisor." In the event we provide such consent, there is no assurance that a successor franchisee would be able to perform the former franchisee's obligations under such franchise documents or successfully operate its franchise. In the event of the death or disability of a franchisee or the principal of a franchisee entity, the personal representative of the franchisee or principal of a franchisee entity may not find an acceptable transferee. In the event that an acceptable successor franchisee is not located, the franchisee would be in default under its franchise documents or otherwise not be able to comply with its obligations under the franchise documents and, among other things, the franchisee's right to operate its franchise could be terminated. If a successor franchisee is not found, or a successor franchisee that is approved is not as successful in operating the location as the former franchisee or franchisee principal, the sales of the location would be impacted and could adversely impact our business and results of operations.

Franchise documents are subject to termination and non-renewal.

The franchise documents are subject to termination by the franchisor under the franchise documents in the event of a default generally after expiration of applicable cure periods. Under certain circumstances, including unauthorized transfer or assignment of the franchise, breach of the confidentiality provisions, or health and safety violations, a franchise document may be terminated by the franchisor under the franchise document upon notice without an opportunity to cure. Generally, the default provisions under the franchise documents are drafted broadly and include, among other things, any failure to meet operating standards and actions that may threaten our intellectual property.

In addition, certain of the franchise documents have terms that will expire over the next 12 months. In such cases, the franchisees may renew the franchise document and receive a "successor" franchise document for an additional term. Such option, however, is contingent on the franchisee's execution of the then-current form of franchise document (which may include increased franchise royalty rates, advertising fees, and other costs or requirements), the satisfaction of certain conditions (including modernization of the location and related operations) and the payment of a renewal fee. If a franchisee is unable or unwilling to satisfy any of the foregoing conditions, such franchisee's expiring franchise document and the related franchisee payments will terminate upon expiration of the term of the franchise document unless we decide to restructure the franchise documents in order to induce such franchisee to renew the franchise document. Certain of the franchise documents also have month-to-month terms (or are subject to termination by the franchisee upon notice) and are therefore subject to termination at the end of any given month (or the period following notice of termination).

Terminations or restructurings of franchise documents could reduce franchise payments or require us to incur expenses to solicit and qualify new franchises, which in turn may materially and adversely affect our business and results of operations.

We may not be able to retain franchisees or maintain the quality of existing franchisees.

Each franchised location is heavily reliant on its franchisee. However, we cannot guarantee the retention of any, including the top-performing, franchisees in the future, or that we will maintain the ability to attract, retain, and motivate sufficient numbers of franchisees of the same caliber, and the failure to do so could materially and adversely affect our business and results of operations. In the event a franchisee leaves our franchise and a successor franchisee is not found, or a successor franchisee that is approved is not as successful in operating the location as the former franchisee or franchisee principal, the sales of the location may be impacted.

The quality of existing franchisee operations may be diminished by factors beyond our control, including franchisees' failure or inability to hire or retain qualified managers, mechanics, and other personnel or franchisees experiencing financial difficulty, including those franchisees that become over leveraged. Training of managers, mechanics, and other personnel may be inadequate, especially due to advances and changes in automotive technology. These and other such negative factors could reduce the franchisees' revenues, could impact payments under the franchise documents, and could have a material adverse effect on our business and results of operations.

Our location development plans under development agreements may not be implemented effectively by franchisees.

We rely heavily on franchisees to develop our locations. Development involves substantial risks, including the following:

- the availability of suitable locations and terms for potential development sites;
- the ability of franchisees to fulfill their commitments to build new locations in the numbers and the time frames specified in their development agreements;
- the availability of financing, at acceptable rates and terms, to both franchisees and third-party landlords, for locations development;
- delays in obtaining construction permits and in completion of construction;
- developed properties not achieving desired revenue or cash flow levels once opened;
- competition for suitable development sites;
- changes in governmental rules, regulations, and interpretations (including interpretations of the requirements of the ADA); and
- general economic and business conditions.

There is no assurance that franchisees' development and construction of locations will be completed, or that any such development will be completed in a timely manner. ***There is no assurance that present or future development plans will perform in accordance with expectations.***

The opening and success of our locations depend on various factors, including the demand for our locations and the selection of appropriate franchisee candidates, the availability of suitable sites, the negotiation of acceptable lease or purchase terms for new locations, costs of construction, permit issuance and regulatory compliance, the ability to meet construction schedules, the availability of financing, and other capabilities of franchisees. There is no assurance that franchisees planning the opening of locations will have the ability or sufficient access to financial resources necessary to open and operate the locations required by their agreements. It cannot be assured that franchisees will successfully participate in our strategic initiatives or operate locations in a manner consistent with our concepts and standards.

If our franchisees do not comply with their franchise agreements and policies or participate in the implementation of our business model, our business could be harmed.

Our franchisees are an integral part of our business. Franchisees will be subject to specified product quality standards and other requirements pursuant to the related franchise agreements in order to protect our brands and to optimize their performance. However, franchisees may provide substandard services or receive through the supply chain or produce defective products, which may adversely impact the goodwill of our brands. Franchisees may also breach the standards set forth in their respective franchise documents. We may be unable to successfully implement our business model, company policies, or brand development strategies if our franchisees do not actively participate in such implementation. The failure of our franchisees to focus on the fundamentals of each business' operations, such as quality and service (even if such failures do not rise to the level of breaching the franchise documents), could materially and adversely affect our business and results of operations. It may be more difficult to monitor our international franchisees' implementation of our brand strategies due to our lack of personnel in the markets served by such franchisees.

Risks Related to our Indebtedness

Our substantial indebtedness could adversely affect our financial condition.

We have a significant amount of indebtedness. We have seven series of securitization term notes, approximately $2.2 billion of which were outstanding as of December 30, 2023, and one series of variable funding notes, which had no outstanding

balance as of December 30, 2023, pursuant to the Securitization Senior Notes Indenture. We also have a $491 million term loan facility outstanding and a $300 million revolving credit facility, which had an outstanding balance of $248 million as of December 30, 2023.

Our obligations under the Securitized Term Notes are secured by substantially all of our and our subsidiaries' North American revenue-generating assets other than the assets in our Car Wash segment and U.S. glass business. All obligations under the Term Loan Facility and Revolving Credit Facility are unconditionally guaranteed by Driven Brands Parent LLC, a wholly-owned subsidiary of the Company, which wholly-owns Driven Holdings, LLC (the "Borrower") and each of the Borrower's existing and future direct and indirect, wholly-owned material domestic subsidiaries, subject to certain customary exclusions and exceptions. The obligations are secured by a perfected first priority security interest in, and mortgages on, substantially all of the Borrower's assets and those of Driven Brands Parent LLC and each guarantor, including a pledge of the capital stock of all entities directly held by the Borrower or the guarantors (which pledge will be limited to 65% of the voting capital stock of first tier foreign subsidiaries in certain circumstances), in each case subject to customary exclusions and exceptions.

Subject to the limits contained in the documents governing our indebtedness, we may be able to incur substantial additional debt from time to time to finance capital expenditures, investments, acquisitions, or for other purposes. If we do incur substantial additional debt, the risks related to our high level of debt could intensify. Specifically, our high level of indebtedness could have important consequences, including:

- limiting our ability to obtain additional financing to fund capital expenditures, investments, acquisitions, or other general corporate requirements;

- requiring a substantial portion of our cash flow to be dedicated to payments to service our indebtedness instead of other purposes, thereby reducing the amount of cash flow available for capital expenditures, investments, acquisitions, and other general corporate purposes;

- increasing our vulnerability to and the potential impact of adverse changes in general economic, industry, and competitive conditions;

- limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

- placing us at a disadvantage compared to other, less leveraged competitors or competitors with comparable debt at more favorable interest rates; and

- increasing our costs of borrowing.

In addition, the financial and other covenants we agreed to in our debt agreements may limit our ability to incur additional indebtedness, make investments, and engage in other transactions, and the leverage may cause potential lenders to be less willing to loan funds to us in the future.

If our business does not generate sufficient cash flow from operations, in the amounts projected or at all, or if future borrowings are not available to us under our securitized notes, term loan facility, or revolving credit facility or otherwise in amounts sufficient to fund our other liquidity needs, our financial condition and results of operations may be adversely affected. If we cannot generate sufficient cash flow from operations to make scheduled principal amortization and interest payments on our debt obligations in the future, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay capital expenditures, or seek additional equity investments. If we are unable to refinance any of our indebtedness on commercially reasonable terms or at all or to affect any other action relating to our indebtedness on satisfactory terms or at all, our business may be harmed.

The documents governing our indebtedness have restrictive terms and our failure to comply with any of these terms could put us in default, which would have an adverse effect on our business and prospects.

Unless and until we repay all outstanding borrowings under our securitized debt facility and credit agreement, we will remain subject to the restrictive terms of these borrowings. The documents governing our indebtedness contain a number of covenants, with the most significant financial covenant being a debt service coverage calculation and a springing financial maintenance covenant. These covenants limit the ability of certain of our subsidiaries to, among other things:

- sell assets;

- engage in mergers, acquisitions, and other business combinations;

- declare dividends or redeem or repurchase capital stock;

- incur, assume, or permit to exist additional indebtedness or guarantees;

- make loans and investments;

- incur liens; and

- enter into transactions with affiliates.

In certain circumstances, the documents governing our indebtedness also require us to maintain specified financial ratios. Our ability to meet these financial ratios can be affected by events beyond our control, and we may not satisfy such a

test. A breach of these covenants could result in a rapid amortization event, as described in the next paragraph, or default under the applicable debt facility. If amounts owed are accelerated because of a default and we are unable to pay such amounts, the investors may have the right to assume control of substantially all of the assets securing the applicable debt facility.

If we are unable to refinance or repay amounts under our debt agreements prior to the expiration of the applicable term or upon rapid amortization occurring as a result of a default, our cash flow would be directed to the repayment of our debt and, other than management fees sufficient to cover minimal selling, general and administrative expenses, would not be available for operating our business.

No assurance can be given that any refinancing or additional financing will be possible when needed or that we will be able to negotiate acceptable terms. In addition, our access to capital is affected by prevailing conditions in the financial and capital markets and other factors beyond our control. There can be no assurance that market conditions will be favorable at the times that we require new or additional financing.

The Securitization Senior Notes Indenture governing the securitized debt facility may restrict the cash flow from the entities subject to the securitization to us and our subsidiaries and, upon the occurrence of certain events, cash flow would be further restricted.

The Securitization Senior Notes Indenture governing the securitized debt facility requires that cash from the entities subject to the securitization be allocated in accordance with a specified priority of payments. In the ordinary course, this means that funds available to us are paid at the end of the priority of payments, after expenses and debt service for the securitized debt. In addition, in the event that a rapid amortization event occurs under the indenture governing the securitized debt (including, without limitation, upon an event of default under the indenture, failure to maintain specified financial ratios or the failure to repay the securitized debt at the end of the applicable term), the funds available to us would be reduced or eliminated, which would in turn reduce our ability to operate or grow our business.

Risks Related to Ownership of Our Common Stock

Our stock price may fluctuate significantly.

The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The following factors could affect our stock price:

- our operating and financial performance and prospects;
- quarterly variations in the rate of growth (if any) of our financial indicators, such as net income per share, net income, and revenues;
- the public reaction to our press releases, our other public announcements, and our filings with the SEC;
- strategic actions by our competitors;
- changes in operating performance and the stock market valuations of other companies;
- overall conditions in our industry and the markets in which we operate;
- announcements related to litigation;
- our failure to meet revenue or earnings estimates made by research analysts or other investors;
- changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;
- speculation in the press or investment community;
- issuance of new or updated research or reports by securities analysts;
- sales of our common stock by us or our stockholders, or the perception that such sales may occur;
- changes in accounting principles, policies, guidance, interpretations, or standards;
- additions or departures of key management personnel;
- actions by our stockholders, including our Principal Stockholders;
- general market conditions;
- domestic and international economic, legal, and regulatory factors unrelated to our performance;
- announcement by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, or capital commitments;
- security breaches impacting us or other similar companies;
- material weakness in our internal control over financial reporting; and
- the realization of any risks described under this "Risk Factors" section, or other risks that may materialize in the future.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources, and harm our business, financial condition, and results of operations.

Our ability to raise capital in the future may be limited.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt, or a combination of both. Additional financing may not be available on favorable terms or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to holders of our common stock to make claims on our assets and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities or securities convertible into equity securities, existing stockholders will experience dilution and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of our future offerings and their impact on the market price of our common stock.

We are a holding company and rely on dividends, distributions, and other payments, advances, and transfers of funds from our subsidiaries to meet our obligations.

We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers, including for payments in respect of our indebtedness, from our subsidiaries to meet our obligations. The ability of our subsidiaries to pay cash dividends and/or make loans or advances to us will be dependent upon their respective abilities to achieve sufficient cash flows after satisfying their respective cash requirements, including the securitized financing facility and other debt agreements, to enable the payment of such dividends or the making of such loans or advances. The agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries' ability to pay dividends or other distributions to us. See the "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources*" section in this Annual Report. Each of our subsidiaries is a distinct legal entity, and under certain circumstances legal and contractual restrictions may limit our ability to obtain cash from them and we may be limited in our ability to cause any future joint ventures to distribute their earnings to us. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could also limit or impair their ability to pay dividends or other distributions to us.

We are required to make payments under a Tax Receivable Agreement for certain tax benefits, which amounts are expected to be material.

On January 16, 2021, we entered into a tax receivable agreement (the "Tax Receivable Agreement"), pursuant to which certain current or prior stockholders, including our Principal Stockholders, and our senior management team, have the right to receive payment by us of 85% of the amount of cash savings, if any, in U.S. and Canadian federal, state, local, and provincial income tax that we and our subsidiaries actually realize as a result of the realization of certain tax benefits associated with tax attributes existing as of the effective date of the Company's initial public offering. These tax benefits, which we refer to as the Pre-IPO and IPO-Related Tax Benefits, include: (i) all depreciation and amortization deductions, and any offset to taxable income and gain or increase to taxable loss, resulting from the tax basis that we have in our and our subsidiaries' intangible assets, (ii) the utilization of certain of our and our subsidiaries' U.S. federal and Canadian federal and provincial net operating losses, capital losses, non-capital losses, disallowed interest expense carryforwards and tax credits, if any, attributable to periods prior to the effective date of the Company's initial public offering, (iii) deductions in respect of debt issuance costs associated with certain of our and our subsidiaries' financing arrangements, and (iv) deductions with respect to our and our subsidiaries' initial public offering-related expenses.

These payment obligations are our obligations and not obligations of any of our subsidiaries. The actual utilization of the Pre-IPO and IPO- Related Tax Benefits as well as the timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors, including the amount, character and timing of our and our subsidiaries' taxable income in the future.

For purposes of the Tax Receivable Agreement, cash savings in income tax will be computed by reference to the reduction in the liability for income taxes resulting from the Pre-IPO and IPO-Related Tax Benefits. The term of the Tax Receivable Agreement commenced upon consummation of our initial public offering and will continue until all relevant Pre-IPO and IPO-Related Tax Benefits have been utilized, accelerated, or expired.

Our counterparties under the Tax Receivable Agreement will not reimburse us for any payments previously made if such Pre-IPO and IPO-Related Tax Benefits are subsequently disallowed (although future payments would be adjusted to the extent possible to reflect the result of such disallowance). As a result, in such circumstances we could make payments under the Tax Receivable Agreement that are greater than our and our subsidiaries' actual cash tax savings.

The payments we make under the Tax Receivable Agreement could be material. We made an initial payment of $24.7 million under the Tax Receivable Agreement in January 2024. Assuming no material changes in the relevant tax law, and that we and our subsidiaries earn sufficient income to realize the full Pre-IPO and IPO-Related Tax Benefits, we expect that future payments under the Tax Receivable Agreement will aggregate to between $160 million and $180 million. Any future changes in the realizability of the Pre-IPO and IPO-Related Tax Benefits will impact the amount of the liability under the Tax Receivable Agreement. Based on our current taxable income estimates, we expect to repay the majority of this obligation by the end of our 2025 fiscal year.

If we undergo a change of control payments under the Tax Receivable Agreement for each taxable year after such event would be based on certain valuation assumptions, including the assumption that we and our subsidiaries have sufficient taxable income to fully utilize the Pre-IPO and IPO-Related Tax Benefits. Additionally, if we sell or otherwise dispose of any of our subsidiaries in a transaction that is not a change of control, we will be required to make a payment equal to the present value of future payments under the Tax Receivable Agreement attributable to the Pre-IPO and IPO-Related Tax Benefits of such subsidiary that is sold or disposed of, applying assumptions similar to those described above.

The Tax Receivable Agreement provides that in the event that we breach any of our material obligations, whether as a result of our failure to make any payment when due (subject to a specified cure period), failure to honor any other material obligation under it or by operation of law as a result of the rejection of it in a case commenced under the U.S. Bankruptcy Code or otherwise, then all of our payment and other obligations under the Tax Receivable Agreement will be accelerated and will become due and payable, and we will be required to make a payment equal to the present value of future payments under the Tax Receivable Agreement, applying assumptions similar to those described above. Such payments could be substantial and could exceed our and our subsidiaries actual cash tax savings from the Pre-IPO and IPO-Related Tax Benefits.

Because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of our subsidiaries to make distributions to us. The securitized debt facility may restrict the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the Tax Receivable Agreement. To the extent that we are unable to make payments under the Tax Receivable Agreement because of restrictions under our outstanding indebtedness, such payments will be deferred and will generally accrue interest. As of July 1, 2023, interest accrues at the Base Rate plus an applicable margin or Secured Overnight Financing Rate ("SOFR") plus an applicable term adjustment plus 1%. To the extent that we are unable to make payments under the Tax Receivable Agreement for any other reason, such payments will generally accrue interest at a rate of SOFR plus an applicable term adjustment plus 5% per annum until paid.

For additional information related to the Tax Receivable Agreement, see *"Management's Discussion and Analysis of Financial Condition and Results of Operations."*

***If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud**. As a result, stockholders could lose confidence in our financial and other public reporting, and we could be subject to potential delisting, regulatory investigations, civil or criminal sanctions and litigation.*

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with management's assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Additionally, ineffective internal control over financial reporting could subject us to potential delisting from NASDAQ, regulatory investigations, civil or criminal sanctions and litigation, any of which would have a material adverse effect on our business, results of operations, and financial condition.

Our Principal Stockholders collectively have significant influence over us, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.

As of February 26, 2024, our Principal Stockholders hold approximately 62% of the outstanding shares of our common stock. As long as affiliates of our Principal Stockholders own or control a majority of our outstanding voting power, our Principal Stockholders and their affiliates will have the ability to exercise substantial control over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including:

- the election and removal of directors and the size of our Board of Directors;
- any amendment of our articles of incorporation or bylaws; or
- the approval of mergers and other significant corporate transactions, including a sale of substantially all of our assets.

Moreover, ownership of our shares by affiliates of our Principal Stockholders may also adversely affect the trading price for our common stock to the extent investors perceive disadvantages in owning shares of a company with a controlling shareholder. For example, the concentration of ownership held by our Principal Stockholders could delay, defer, or prevent a change in control of our company or impede a merger, takeover, or other business combination which may otherwise be favorable for us. In addition, our Principal Stockholders are in the business of making investments in companies and may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are significant existing or potential customers. Many of the companies in which our Principal Stockholders invest are franchisors and may compete with us for access to suitable locations, experienced management and qualified and well- capitalized franchisees. Our Principal Stockholders may acquire or seek to acquire assets complementary to our business that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue, and as a result, the interests of our Principal Stockholders may not coincide with the interests of our other stockholders. So long as our Principal Stockholders continue to directly or indirectly own a significant amount of our equity, even if such amount is less than 50%, our Principal Stockholders will continue to be able to substantially influence or effectively control our ability to enter into corporate transactions, and as long as our Principal Stockholders maintain ownership of at least 25% of our outstanding common stock, they will have special governance rights under the Stockholders Agreement.

We are a "controlled company" within the meaning of NASDAQ rules and, as a result, qualify for exemptions from certain corporate governance requirements that we have relied on in the past and may do so in the future.

Our Principal Stockholders control a majority of the voting power of our outstanding voting stock, and as a result we are a controlled company within the meaning of NASDAQ corporate governance standards. Under NASDAQ rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that:

- a majority of the Board of Directors consist of independent directors;
- the nominating and corporate governance committee be composed entirely of independent directors with written charter addressing the committee's purpose and responsibilities;
- the compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and
- there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

We may utilize these exemptions as long as we remain a controlled company. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ. After we cease to be a "controlled company," we will be required to comply with the above referenced requirements within one year.

Our organizational documents and Delaware law may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium on their shares.

Provisions of our certificate of incorporation and bylaws may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our Board of Directors. These provisions include:

- providing that our Board of Directors will be divided into three classes, with each class of directors serving staggered three-year terms;
- providing for the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class, if less than 40% of the voting power of our outstanding common stock is beneficially owned by our Principal Stockholders;
- empowering only the board to fill any vacancy on our Board of Directors (other than in respect of our Principal Stockholders' directors (as defined below)), whether such vacancy occurs as a result of an increase in the number of directors or otherwise, if less than 40% of the voting power of our outstanding common stock is beneficially owned by our Principal Stockholders;
- authorizing the issuance of "blank check" preferred stock without any need for action by stockholders;
- prohibiting stockholders from acting by written consent if less than 40% of the voting power of our outstanding common stock is beneficially owned by our Principal Stockholders;
- to the extent permitted by law, prohibiting stockholders from calling a special meeting of stockholders if less than 40% of the voting power of our outstanding common stock is beneficially owned by our Principal Stockholders; and
- establishing advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

Additionally, our certificate of incorporation provides that we are not governed by Section 203 of the Delaware General Corporation Law (the "DGCL"), which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations. However, our certificate of incorporation includes a provision

that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder, but such restrictions do not apply to any business combination between our Principal Stockholders and any affiliate thereof or their direct and indirect transferees, on the one hand, and us, on the other.

Any issuance by us of preferred stock could delay or prevent a change in control of us. Our Board of Directors has the authority to cause us to issue, without any further vote or action by the stockholders, shares of preferred stock, par value $0.01 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges, and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices, and liquidation preferences of such series. The issuance of shares of our preferred stock may have the effect of delaying, deferring, or preventing a change in control without further action by the stockholders, even where stockholders are offered a premium for their shares.

In addition, as long as our Principal Stockholders beneficially own at least 40% of the voting power of our outstanding common stock, our Principal Stockholders will be able to control all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation, and certain corporate transactions. Together, these certificate of incorporation, bylaw and statutory provisions could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock. Furthermore, the existence of the foregoing provisions, as well as the significant common stock beneficially owned by our Principal Stockholders and their right to nominate a specified number of directors in certain circumstances, could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of us, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

Our certificate of incorporation provides that certain courts in the State of Delaware or the federal district courts of the U.S. for certain types of lawsuits is the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, creditors, or other constituents (iii) any action asserting a claim arising pursuant to any provision of the DGCL or of our certificate of incorporation or our bylaws, or (iv) any action asserting a claim related to or involving the Company that is governed by the internal affairs doctrine. The exclusive forum provision provides that it does not apply to claims arising under the Securities Act of 1933, as amended, (the "Securities Act"), the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the provisions of our certificate of incorporation described above. Although we believe this exclusive forum provision benefits us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, other employees or stockholders, which may discourage such lawsuits against us and our directors, officers, other employees, or stockholders. However, the enforceability of similar forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings. If a court were to find the exclusive choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition, and results of operations.

Our certificate of incorporation contains a provision renouncing our interest and expectancy in certain corporate opportunities.

Under our certificate of incorporation, none of our Principal Stockholders, any affiliates of our Principal Stockholders, or any of their respective officers, directors, agents, stockholders, members, or partners, have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities, or lines of business in which we operate. In addition, our certificate of incorporation provides that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, employee, managing director, or other affiliate of our Principal Stockholders will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to any Principal Stockholder, instead of us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, managing director, or other affiliate has directed to a Principal Stockholder. For instance, a director of our company who also serves as a director, officer, or employee of one of our Principal Stockholders or any of their portfolio companies, funds, or other affiliates may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. Our Board of Directors consists of ten members, three of whom are our Principal Stockholders' directors. These potential conflicts of interest could

have a material adverse effect on our business, financial condition, results of operations, or prospects if attractive corporate opportunities are allocated by one of our Principal Stockholders to itself or its affiliated funds, the portfolio companies owned by such funds, or any affiliates of a Principal Stockholder instead of to us.

Future sales of our common stock in the public market, or the perception in the public market that such sales may occur, could reduce our stock price.

Our common stock began trading on The Nasdaq Global Select Market on January 15, 2021. The number of outstanding shares of common stock includes shares beneficially owned by our Principal Stockholders and certain of our employees, that are "restricted securities," as defined under Rule 144 under the Securities Act, and eligible for sale in the public market subject to the requirements of Rule 144. In addition, our Principal Stockholders have certain rights to require us to register the sale of common stock held by our Principal Stockholders, including in connection with underwritten offerings. Pursuant to these rights, we filed a Registration Statement on Form S-3 for our Principal Stockholders' shares of common stock. Sales of significant amounts of stock in the public market or the perception that such sales may occur could adversely affect prevailing market prices of our common stock or make it more difficult for you to sell your shares of common stock at a time and price that you deem appropriate.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

We maintain a cybersecurity program that is reasonably designed to protect our information, and our customers' information, from cybersecurity threats against us, our franchisees, our third-party vendors, and services providers, that may result in a material adverse effect on the confidentiality, integrity, and availability of our information systems.

Governance

Management

Our Cybersecurity Team, led by our Chief Information Security Officer ("CISO"), is responsible for the implementation, monitoring, and maintenance of the cybersecurity and data protection practices across the Company. The CISO, in conjunction with a cross-functional team, regularly reviews risk management measures implemented by the Company to identify and mitigate data protection and cybersecurity risks. In addition to our internal cybersecurity capabilities, we also regularly engage consultants, and other third parties to assist with assessing, identifying, and managing cybersecurity risks and to participate in tabletop and other training exercises.

Board of Directors

Our Board of Directors, in coordination with its Audit Committee, oversees the Company's enterprise risk management process, including the management of risks arising from cybersecurity threats. The Audit Committee regularly receives reports and presentations from the CISO regarding cybersecurity. The CISO also reports to the Board at least annually on cybersecurity matters. We have protocols by which certain cybersecurity incidents that meet established reporting thresholds are escalated within the Company and, where appropriate, are reported to the Board and/or Audit Committee.

Risk Management and Strategy

We employ a defense-in-depth approach with systems and processes designed to oversee, identify, and reduce the potential impact of a security incident against us or a third-party vendor or service provider. These include but are not limited to: Multi-factor Authentication, Privileged Account Management, Endpoint, Email and Cloud Security platforms, immutable backups, vulnerability scanning, third party risk assessments, and other applicable controls.

Incident Response

We have adopted a Cybersecurity Incident Response Plan (the "IRP") that applies in the event of a cybersecurity incident that provides a standardized framework for responding to cybersecurity incidents. The IRP sets out a coordinated approach to investigating, containing, documenting, and mitigating incidents, including reporting findings and keeping senior management and other key stakeholders informed and involved as appropriate, and complying with application regulatory notifications and standards. In general, the IRP leverages the NIST Cybersecurity Framework and the Computer Security Incident Handling Guide (NIST SP 800-61) to guide practices in preparation; detection and analysis; containment, eradication and recovery; and post-incident remediation. The IRP applies to all Company personnel (including third-party contractors, vendors and partners) that perform functions or services require access to secure Company information, and to all devices and network services that are owned or managed by the Company.

Item 2. Properties

As of December 30, 2023, we had 4,988 company-operated, franchised, and independently-operated locations, and of these we owned 175 company-operated store locations and 99 independently-operated store locations. We held leases covering the building and/or land for 1,110 of our company-operated locations, 618 of our independently-operated locations, 22 distribution centers and 15 offices and training centers in the U.S., Canada, and Europe, including our corporate headquarters located in Charlotte, North Carolina. The leases generally have initial expiration dates ranging from 5 and 20 years, with certain renewal options available. We also leased 44 properties that were either leased or subleased principally to franchisees as of December 30, 2023. We believe that the properties are suitable and adequate for the Company's business.

See the "Segment" caption in Part I, Item 1, "Business," earlier in this report for more information about these properties and locations.

Item 3. Legal Proceedings

Information relating to this item is included within Note 19 of our financial statements included elsewhere within this Form 10-K.

Item 4. Mine Safety Disclosure

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock has been listed on the Nasdaq Global Select Market under the symbol "DRVN" since our initial public offering on January 14, 2021. Prior to that time, there was no public market for our common stock.

Holders

On February 26, 2024, we had 53 holders of record of our common stock.

Stock Performance Graph

The following graph and table provide a comparison of the cumulative total stockholder return on our common stock from January 15, 2021 (first day of trading following the effective date of our IPO) through December 30, 2023 to the returns of the Standard & Poor's ("S&P") MidCap 400 Index, and the S&P Retailing Industry Group Index, a peer group. The graph and table assume that $100 was invested on January 15, 2021, in each of our Common Stock, the S&P Midcap 400 Index, and the S&P Retailing Industry Group Index and that any dividends were reinvested. The graph is not, and is not intended to be, indicative of future performance of our common stock.



Comparison of 36 Month Cumulative Total Return
Assumes Initial Investment of $100
December 2023

	1/15/21	6/26/21	12/25/21	6/25/22	12/31/22	7/1/23	12/30/23
Driven Brands Holdings Inc.	$ 100.00	$ 115.58	$ 124.75	$ 109.98	$ 102.30	$ 101.35	$ 53.41
S&P Midcap 400 Index	$ 100.00	$ 113.08	$ 116.70	$ 98.20	$ 103.18	$ 112.30	$ 120.14
S&P Retailing Industry Group Index	$ 100.00	$ 111.78	$ 119.94	$ 87.03	$ 79.10	$ 100.29	$ 112.64

Dividend policy

We currently do not intend to pay cash dividends on our common stock in the foreseeable future. However, we may, in the future, decide to pay dividends on our common stock. Any declaration and payment of cash dividends in the future, if any, will be at the discretion of our Board of Directors and will depend upon such factors as earnings levels, cash flows, capital requirements, levels of indebtedness, restrictions imposed by applicable law, our overall financial condition, restrictions in our debt agreements, and any other factors deemed relevant by our Board of Directors.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis for Driven Brands Holdings Inc. and Subsidiaries ("Driven Brands", "the Company", "we", "us" or "our") should be read in conjunction with our consolidated financial statements and the related notes to our consolidated financial statements included elsewhere in this Annual Report. We operate on a 52 or 53-week fiscal year, which ends on the last Saturday in December. The twelve months ended December 30, 2023 and December 31, 2022 were 52 and 53 week periods, respectively.

Comparative results for the years ending December 31, 2022 and December 25, 2021 are included in "Item 7- Management's Discussion and Analysis of Financial Condition and Results of Operations" in our previously filed 2022 Annual Report on Form 10-K.

Overview

Driven Brands is the largest automotive services company in North America with a growing and highly-franchised base of approximately 5,000 locations across 49 U.S. states and 13 other countries. Our scaled, diversified platform fulfills an extensive range of core retail and commercial automotive needs, including paint, collision, glass, and repair services, as well as a variety of high-frequency services, such as oil changes and car washes. We have continued to grow our base of consistent recurring revenue by adding new franchised and company-operated stores and same store sales growth. Driven Brands generated net revenue of approximately $2.3 billion during the year ended December 30, 2023, an increase of 13% compared to the prior year, and system wide sales of approximately $6.3 billion during the year ended December 30, 2023, an increase of 12% from the prior year.

During the third quarter of 2023, management initiated a strategic review of the U.S. car wash operations, which included, but was not limited to, an evaluation of the following: store performance, the competitive landscape, revenue and expense optimization opportunities, and capital requirements. As a result of this review, management approved the closure of 29 stores, halted the opening of new company-operated stores, and began marketing property and equipment for sale that will not be utilized by the Company. These actions resulted in impairment charges of $122 million relating to U.S. Car Wash property and equipment and right-of-use assets during the year ended December 30, 2023. As of December 30, 2023, the Company has reclassified $301 million of assets from property and equipment to assets held for sale on the consolidated balance sheet.

As a result of the evaluation performed above, as well as other qualitative and quantitative factors, including a decline in the stock price during 2023, management determined a triggering event had occurred requiring an interim step one quantitative analysis of the Company's goodwill and indefinite lived intangible assets during the third quarter of 2023. Based on the results of our interim impairment analysis, we concluded the carrying value of the U.S. Car Wash reporting unit exceeded its fair value, and we recorded a full goodwill impairment charge of $851 million during the third quarter of 2023. The Company performed its annual impairment analysis as of the first day of the fourth quarter and no additional impairments were recorded.

During the fourth quarter of 2023, management evaluated price/mix metrics for U.S. car wash locations and adjusted product offerings to improve retail customer revenue as well as executed cost saving measures to ensure detergent, water usage, and labor optimization. In addition, as part of management's review of the U.S. glass business integration, management performed a store footprint analysis, which included redundant locations within a market, and closed 22 U.S. glass stores, reduced labor headcount, and implemented technology to improve customer experience and conversion. Costs associated with store closures were not material due to the asset-light nature of this business.

2023 Highlights and Key Performance Indicators
(as compared to same period in the prior year, unless otherwise noted)

- Net revenue increased 13% to $2.3 billion, driven by same store sales and net store growth.

- Consolidated same store sales increased 7%.

- Net new stores were 183 for 2023.

- Net Loss of $745 million or $4.53 loss per diluted share in the current year compared to Net Income of $43 million or $0.25 earnings per diluted share in the prior year period, primarily relating to impairment charges and related tax benefits recorded in the current period.

- Adjusted Net Income (non-GAAP) decreased 28% to $142 million or $0.85 per diluted share. The decrease was primarily due to decreased Segment Adjusted EBITDA within our Car Wash segment as well as increased interest and depreciation

expense, partially offset by increased Segment Adjusted EBITDA within our Maintenance, Paint, Collision & Glass, and Platform Services segments.

- Adjusted EBITDA (non-GAAP) increased 4% to $517 million. The increase was primarily due to increased Segment Adjusted EBITDA within our Maintenance, Paint, Collision & Glass, and Platform Services segments, partially offset by decreased Segment Adjusted EBITDA within our Car Wash segment.

Key Performance Indicators

Key measures that we use in assessing our business and evaluating our segments include the following:

System-wide sales. System-wide sales represent the total of net sales for our franchised, independently-operated, and company-operated stores. This measure allows management to better assess the total size and health of each segment, our overall store performance, and the strength of our market position relative to competitors. Sales at franchised stores are not included as revenue in our results from operations, but rather, we include franchise royalties and fees that are derived from sales at franchised stores.

Store count. Store count reflects the number of franchised, independently-operated, and company-operated stores open at the end of the reporting period. Management reviews the number of new, closed, acquired, and divested stores to assess net unit growth and drivers of trends in system-wide sales, franchise royalties and fees revenue, company-operated store sales, and independently-operated store sales.

Same store sales. Same store sales reflect the change in sales year-over-year for the same store base. We define the same store base to include all franchised, independently-operated, and company-operated stores open for comparable weeks during the given fiscal period in both the current and prior year, which may be different from how others define similar terms. This measure highlights the performance of existing stores, while excluding the impact of new store openings and closures and acquisitions and divestitures.

Segment Adjusted EBITDA. We define Segment Adjusted EBITDA as earnings before interest expense, net, income tax expense, and depreciation and amortization, with further adjustments for acquisition-related costs, equity compensation, loss on debt extinguishment, foreign currency transaction related gains or losses, store opening costs, cloud computing amortization, and certain non-recurring and non-core, infrequent or unusual charges. Segment Adjusted EBITDA is a supplemental measure of operating performance of our segments and may not be comparable to similar measures reported by other companies. Segment Adjusted EBITDA is a performance metric utilized by our Chief Operating Decision Maker to allocate resources to and assess performance of our segments. Refer to Note 10 in our consolidated financial statements for a reconciliation of income before taxes to Segment Adjusted EBITDA for the years ended December 30, 2023 and December 31, 2022.

The following table sets forth our key performance indicators for the year ended December 30, 2023 and December 31, 2022:

(in thousands, except store count or as otherwise noted)	Year Ended	
	December 30, 2023	December 31, 2022
System-Wide Sales		
System-Wide Sales by Segment:		
Maintenance	$ 1,899,813	$ 1,616,100
Car Wash	591,752	585,659
Paint, Collision & Glass	3,389,565	2,958,971
Platform Services	402,598	445,726
Total	$ 6,283,728	$ 5,606,456
System-Wide Sales by Business Model:		
Franchised Stores	$ 4,560,980	$ 4,086,891
Company-Operated Stores	1,526,353	1,324,408
Independently-Operated Stores	196,395	195,157
Total	$ 6,283,728	$ 5,606,456
Store Count		
Store Count by Segment:		
Maintenance	1,786	1,645
Car Wash	1,108	1,111
Paint, Collision & Glass	1,888	1,846
Platform Services	206	203
Total	4,988	4,805
Store Count by Business Model:		
Franchised Stores	2,986	2,882
Company-Operated Stores	1,285	1,202
Independently-Operated Stores	717	721
Total	4,988	4,805
Same Store Sales %[1]		
Maintenance	9.2%	16.1%
Car Wash	(5.6%)	(3.9%)
Paint, Collision & Glass	11.4%	17.1%
Total consolidated	7.4%	14.1%
Segment Adjusted EBITDA		
Maintenance	$ 329,498	$ 258,470
Car Wash	128,996	175,326
Paint, Collision & Glass	140,569	134,818
Platform Services	80,492	72,383
Adjusted EBITDA as a percentage of net revenue by segment		
Maintenance	34.3 %	32.3 %
Car Wash	21.6 %	29.6 %
Paint, Collision & Glass	28.1 %	32.8 %
Platform Services	37.3 %	36.9 %
Total consolidated	22.4 %	24.5 %

[1] Platform Services same store sales metrics were removed as a Key Performance Indicator as sales included within the calculation represented an insignificant portion of Platform Services total sales.

Reconciliation of Non-GAAP Financial Information

To supplement our consolidated financial statements prepared and presented in accordance with GAAP, we use certain non-GAAP financial measures throughout this Annual Report, as described further below, to provide investors with additional useful information about our financial performance, to enhance the overall understanding of our past performance and future prospects and to allow for greater transparency with respect to important metrics used by our management for financial and operational decision-making.

Non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, non-GAAP financial measures may be calculated differently from, and therefore may not be directly comparable to, similarly titled measures used by other companies. As a result, non-GAAP financial measures should be viewed as supplementing, and not as an alternative or substitute for, our consolidated financial statements prepared and presented in accordance with GAAP.

Adjusted Net Income/Adjusted Earnings per Share. We define Adjusted Net Income as net income calculated in accordance with GAAP, adjusted for acquisition-related costs, equity compensation, loss on debt extinguishment, cloud computing amortization, and certain non-recurring, non-core, infrequent or unusual charges, amortization related to acquired intangible assets and the tax effect of the adjustments. Adjusted Earnings Per Share is calculated by dividing Adjusted Net Income by the weighted average shares outstanding. Management believes this non-GAAP financial measure is useful because it is a key measure used by our management team to evaluate our operating performance, generate future operating plans, and make strategic decisions.

The following table provides a reconciliation of Net (Loss) Income to Adjusted Net Income and Adjusted Earnings per Share:

Adjusted Net Income /Adjusted Earnings per Share

		Year Ended	
(in thousands, except per share data)		December 30, 2023	December 31, 2022
Net (loss) income	$	(744,962) $	43,173
Acquisition related costs[a]		13,174	15,304
Non-core items and project costs, net[b]		7,343	20,241
Cloud computing amortization[c]		1,923	—
Equity-based compensation expense[d]		15,300	20,583
Foreign currency transaction (gain) loss, net[e]		(3,078)	17,168
Bad debt recovery[f]		—	(449)
Goodwill impairment[g]		850,970	—
Trade name impairment[h]		—	125,450
Asset sale leaseback (gain) loss, impairment and closed store expenses[i]		139,414	(29,083)
Amortization related to acquired intangible assets[j]		28,756	27,059
Provision for uncertain tax positions[k]		(354)	(148)
Valuation allowance for deferred tax asset[l]		17,729	3,051
Adjusted net income before tax impact of adjustments		326,215	242,349
Tax impact of adjustments[m]		(183,754)	(45,567)
Adjusted net income		142,461	196,782
Net loss attributable to non-controlling interest		—	(15)
Adjusted net income attributable to Driven Brands Holdings Inc.	$	142,461 $	196,797
Earnings per share			
Basic	$	(4.50) $	0.26
Diluted	$	(4.53) $	0.25
Weighted average shares outstanding for Net Income			
Basic	$	161,917 $	162,762
Diluted	$	161,917 $	166,743
Adjusted earnings per share			
Basic	$	0.86 $	1.18
Diluted	$	0.85 $	1.16
Weighted average shares outstanding for Adjusted Net Income			
Basic		161,917	162,762
Diluted		164,100	166,743

Adjusted EBITDA. We define Adjusted EBITDA as earnings before interest expense, net, income tax expense, and depreciation and amortization, with further adjustments for acquisition-related costs, equity compensation, loss on debt extinguishment, cloud computing amortization, and certain non-recurring, non-core, infrequent or unusual charges. Adjusted EBITDA may not be comparable to similarly titled metrics of other companies due to differences in methods of calculation. Management believes this non-GAAP financial measure is useful because it is a key measure used by our management team to evaluate our operating performance, generate future operating plans, and make strategic decisions.

The following table provides a reconciliation of Net (Loss) Income to Adjusted EBITDA:

Adjusted EBITDA

	Year Ended	
	December 30, 2023	December 31, 2022
Net (loss) income	$ (744,962)	$ 43,173
Income tax (benefit) expense	(102,689)	25,167
Interest expense, net	164,196	114,096
Depreciation and amortization	175,296	147,156
EBITDA	(508,159)	329,592
Acquisition related costs[a]	13,174	15,304
Non-core items and project costs, net[b]	7,343	20,241
Cloud computing amortization[c]	1,923	—
Equity-based compensation expense[d]	15,300	20,583
Foreign currency transaction (gain) loss, net[e]	(3,078)	17,168
Bad debt recovery[f]	—	(449)
Goodwill impairment[g]	850,970	—
Trade name impairment[h]	—	125,450
Asset sale leaseback (gain) loss, impairment and closed store expenses[i]	139,414	(29,083)
Adjusted EBITDA	$ 516,887	$ 498,806

[a] Consists of acquisition costs as reflected within the consolidated statements of operations, including legal, consulting and other fees, and expenses incurred in connection with acquisitions completed during the applicable period, as well as inventory rationalization expenses incurred in connection with acquisitions. We expect to incur similar costs in connection with other acquisitions in the future and, under U.S. GAAP, such costs relating to acquisitions are expensed as incurred and not capitalized.

[b] Consists of discrete items and project costs, including third party consulting and professional fees associated with strategic transformation initiatives as well as non-recurring payroll-related costs. A $15 million change in estimate related to the Tax Receivable Agreement that we entered into at the IPO related to the filing of our 2021 tax returns was recorded in the fourth quarter of 2022.

[c] Includes non-cash amortization expenses relating to cloud computing arrangements.

[d] Represents non-cash equity-based compensation expense.

[e] Represents foreign currency transaction (gains) losses, net that primarily related to the remeasurement of our intercompany loans as well as unrealized gains and losses on remeasurement of cross currency swaps and forward contracts.

[f] Represents the recovery of previously uncollectible receivables outside of normal operations.

[g] Relates to goodwill impairment charges within the Car Wash segment. Refer to Note 7 in our consolidated financial statements for additional information.

[h] Certain indefinite-lived Car Wash trade names were impaired as the Company elected to discontinue their use. Refer to Note 7 in our consolidated financial statements for additional information.

[i] Relates to (gains) losses, net on sale leasebacks, impairment of certain fixed assets and operating lease right-of-use assets related to closed and underperforming locations, assets held for sale, and lease exit costs and other costs associated with stores that were closed prior to the respective lease termination dates. Refer to Note 7 in our consolidated financial statements for additional information.

[j] Consists of amortization related to acquired intangible assets as reflected within depreciation and amortization in the consolidated statements of operations.

[k] Represents amounts recorded for uncertain tax positions, inclusive of interest and penalties.

(l) Represents valuation allowances on income tax carryforwards in certain domestic and foreign jurisdictions that are not more likely than not to be realized.

(m) Represents the tax impact of adjustments associated with the reconciling items between Net Loss (Income) and Adjusted Net Income, excluding the provision for uncertain tax positions. To determine the tax impact of the deductible reconciling items, we utilized statutory income tax rates ranging from 9% to 36% depending upon the tax attributes of each adjustment and the applicable jurisdiction.

Results of Operations for the Year Ended December 30, 2023 Compared to the Year Ended December 31, 2022

Net Income

We recognized a net loss of $745 million, or $4.53 loss per diluted share for the year ended December 30, 2023, compared to a net income of $43 million, or $0.25 earnings per diluted share for the year ended December 31, 2022. The decrease of $788 million was primarily due to the following:

- a non-cash goodwill impairment charge of $851 million included in the Car Wash segment as well as $133 million of consolidated asset impairment charges, primarily relating to Car Wash assets for the 29 approved store closures, underperforming stores, and assets held for sale in the current period;
- a loss on sale or disposals of fixed assets of approximately $5 million during the year ended December 30, 2023 compared to a gain of $35 million during the year ended December 31, 2022, primarily relating to sale leaseback transactions and a gain on the sale of CARSTAR company-operated stores in the prior year;
- increased interest expense of $50 million, primarily relating to a higher variable interest rate on the Term Loan Facility in the current period, the full-year impact of interest relating to borrowings under the Series 2022-1 Class A-2 Securitization Senior Notes issued in the fourth quarter of 2022, and increased borrowings on the Revolving Credit Facility;
- decreased operating margins within the Car Wash segment; and
- increased depreciation and amortization expenses of $28 million relating to capital expenditures and new store openings during 2023.

These decreases were partially offset by:

- a $125 million non-cash intangible impairment charge related to the change in intended use of certain existing Car Wash trade names migrating to the Take 5 Car Wash brand in the prior period;
- a decrease in tax expense of $128 million;
- reduced losses for foreign exchange of $20 million; and
- increases related to same store sales growth, primarily within the Maintenance segment, organic store count growth, and unit growth from acquisitions during 2023.

Adjusted Net Income

Adjusted net income was $142 million for the year ended December 30, 2023, a decrease of $54 million, compared to $197 million for the year ended December 31, 2022. This decrease was primarily due to the following:

- increased interest expense of $50 million, primarily relating to a higher variable interest rate on the Term Loan Facility in the current period, the full-year impact of interest relating to borrowings under the Series 2022-1 Class A-2 Securitization Senior Notes issued in the fourth quarter of 2022, and increased borrowings on the Revolving Credit Facility;
- decreased operating margins within the Car Wash segment; and
- increased depreciation expenses of $26 million relating to capital expenditures and new store openings during 2023.

The decreases were partially offset by:

- increases related to same store sales growth, primarily within the Maintenance segment, organic store count growth, and unit growth from acquisitions in the trailing twelve month period.

Adjusted EBITDA

Adjusted EBITDA was $517 million for the year ended December 30, 2023, an increase of $18 million, compared to $499 million for the year ended December 31, 2022. The increase in Adjusted EBITDA was primarily due to:

- increases related to same store sales growth, primarily within the Maintenance segment, organic store count growth, and unit growth from acquisitions in the trailing twelve month period.

The increases were partially offset by:

- decreased operating margins within the Car Wash segment.

To facilitate the review of our results of operations, the following tables set forth our financial results for the periods indicated. All information is derived from the consolidated statements of operations.

Net Revenue

	Year Ended			
(in thousands)	**December 30, 2023**	**% of Net Revenues**	**December 31, 2022**	**% of Net Revenues**
Franchise royalties and fees	$ 190,367	8.3 %	$ 171,734	8.5 %
Company-operated store sales	1,526,353	66.2 %	1,324,408	65.1 %
Independently-operated store sales	196,395	8.5 %	195,157	9.6 %
Advertising fund contributions	98,850	4.3 %	87,750	4.3 %
Supply and other revenue	292,064	12.7 %	254,145	12.5 %
Total net revenue	$ 2,304,029	100.0 %	$ 2,033,194	100.0 %

Franchise Royalties and Fees

Franchise royalties and fees increased $19 million, or 11%, primarily due to same store sales growth and net increase of 104 franchised stores. Franchised system-wide sales increased $474 million, or 12%.

Company-operated Store Sales

Company-operated store sales increased $202 million, or 15%, of which approximately $116 million, $82 million, and $5 million related to the Maintenance, Paint, Collision & Glass, and Car Wash segments, respectively. The sales increase in the Maintenance segment was primarily due to same store sales growth and 59 net new company-operated stores. The sales increase in the Paint, Collision & Glass segment was primarily from new store growth in the current year as well as continued ramp for stores acquired in the prior year, partially offset by a decrease in sales relating to company-operated CARSTAR stores sold in 2022. The sales increase in the Car Wash segment was primarily driven by the addition of new company-operated stores through acquisitions and greenfield openings in the current year and continued ramp for stores acquired or opened in the prior year, which was partially offset by a decrease in same store sales and store closures predominately in the fourth quarter of 2023. In aggregate, the Company added 83 company-operated stores year-over-year.

Independently-Operated Store Sales

Independently-operated store sales (comprised entirely of sales from the international car wash locations) increased $1 million, or 1%, primarily due to an increase in same store sales and a positive impact from foreign exchange.

Advertising Fund Contributions

Advertising fund contributions increased by $11 million, or 13%, primarily due to an increase in franchise system-wide sales of approximately $474 million, or 12%, from same store sales growth and an additional 104 net new franchise stores. Our franchise agreements typically require the franchisee to pay continuing advertising fund fees based on a percentage of franchisee gross sales.

Supply and Other Revenue

Supply and other revenue increased $38 million, or 15%, primarily due to growth in product and service revenue within the Maintenance and Platform Services segments as a result of an increase in system-wide sales.

Operating Expenses

(in thousands)	December 30, 2023	% of Net Revenues	December 31, 2022	% of Net Revenues
	Year Ended			
Company-operated store expenses	$ 1,004,472	43.6 %	$ 812,262	40.0 %
Independently-operated store expenses	109,078	4.7 %	107,940	5.3 %
Advertising fund expenses	97,290	4.2 %	87,986	4.3 %
Supply and other expenses	158,436	6.9 %	145,481	7.2 %
Selling, general, and administrative expenses	443,112	19.2 %	383,478	18.9 %
Acquisition related costs	13,174	0.6 %	15,304	0.8 %
Store opening costs	5,831	0.3 %	2,878	0.1 %
Depreciation and amortization	175,296	7.6 %	147,156	7.2 %
Goodwill impairment	850,970	36.9 %	—	— %
Trade name impairment charges	—	— %	125,450	6.2 %
Asset impairment charges and lease terminations	132,903	5.8 %	5,655	0.3 %
Total operating expenses	$ 2,990,562	129.8 %	$ 1,833,590	90.2 %

Company-Operated Store Expenses

Company-operated store expenses increased $192 million, or 24%, primarily due to increased operations relating to 83 net company-operated stores added during 2023 as well as increased operating costs primarily relating to increased labor costs and rent expense at properties converted to leases through sale leasebacks in the prior year.

Independently-Operated Store Expenses

Independently-operated store expenses (comprised entirely of expenses from the international car wash locations) increased $1 million, or 1%, primarily due to increased supplies expense.

Advertising Fund Expenses

Advertising fund expenses increased $9 million, or 11%, which is commensurate with the increase to advertising fund contributions during the period. Advertising fund expenses generally trend consistent with advertising fund contributions.

Supply and Other Expenses

Supply and other expenses increased $13 million, or 9%, due to an increase in supply and other revenue.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $60 million, or 16%, primarily due to a loss on sale or disposals of fixed assets of approximately $5 million in the current period compared to a gain of $35 million in the prior year, relating to sale leaseback transactions as well as a gain on the sale of CARSTAR company-operated stores in the prior year. In addition, the Company incurred higher marketing expenses and infrastructure costs in the current year. These increases were partially offset by a $15 million charge for change in estimate for the Tax Receivable Agreement in the prior year, as well as reduced employee related benefits and professional fees in the current year.

Acquisition Related Costs

Acquisition related costs decreased $2 million, or 14%, due to decreased acquisition activity in the current year compared to the prior year.

Store Opening Costs

Store opening costs increased by $3 million, or 103%, primarily due to costs associated with converting stores from U.S. glass acquisitions to the AGN brand and costs associated with opening new Take 5 Oil, U.S. glass, and U.S. car wash company-operated stores.

Depreciation and Amortization

Depreciation and amortization expense increased $28 million, or 19%, due to additional fixed assets and finite-lived intangible assets recognized in conjunction with recent acquisitions and higher capital expenditures, primarily related to oil change and car wash site development, as well as full year depreciation and amortization for stores opened and intangibles acquired during 2022.

Goodwill Impairment

During the year ended December 30, 2023, a goodwill impairment charge of $851 million was recorded directly attributable to our Car Wash segment. For more information, refer to Note 7 in our consolidated financial statements included within this Form 10-K.

Trade Name Impairment Charges

During the year ended December 31, 2022, the Company made the strategic decision to rebrand the majority of its U.S. car wash locations to operate under the name "Take 5 Car Wash", and therefore discontinuing the use of certain Car Wash trade names that had indefinite lives. As a result, the Company recognized a $125 million non-cash impairment charge. For more information, refer to Note 7 in our consolidated financial statements included within this Form 10-K.

Asset Impairment Charges and Lease Terminations

Asset impairment charges and lease terminations increased by $127 million. During the year ended December 30, 2023, the Company recorded impairment charges primarily related to property and equipment and right-of-use assets for the 29 stores management approved for closure, underperforming stores, and impairments relating to assets held for sale or abandoned within the Car Wash segment. During the year ended December 31, 2022, the Company recorded impairment charges relating to certain property and equipment and operating lease right-of-use assets at closed locations. For more information, refer to Note 7 in our consolidated financial statements included within this Form 10-K.

Interest Expense, Net

	Year Ended			
(in thousands)	December 30, 2023	% of Net Revenues	December 31, 2022	% of Net Revenues
Interest expense, net	$ 164,196	7.1 %	$ 114,096	5.6 %

Interest expense, net increased $50 million, or 44%, primarily relating to a higher variable interest rate on the Term Loan Facility in the current period, the full-year impact of interest relating to borrowings under the Series 2022-1 Class A-2 Securitization Senior Notes issued in the fourth quarter of 2022, and increased borrowings on the Revolving Credit Facility.

(Gain) Loss on Foreign Currency Transactions, Net

	Year Ended			
(in thousands)	December 30, 2023	% of Net Revenues	December 31, 2022	% of Net Revenues
(Gain) loss on foreign currency transactions, net	$ (3,078)	(0.1)%	$ 17,168	0.8 %

The gain on foreign currency transactions for the year ended December 30, 2023 was primarily comprised of transaction gains in our foreign operations of $2 million and a gain on foreign currency hedges of $1 million. The loss on foreign currency transactions for the year ended December 31, 2022 was comprised of a $16 million net remeasurement loss on our non U.S. dollar entities, including third party long-term debt and intercompany notes.

Income Tax (Benefit) Expense

(in thousands)	Year Ended December 30, 2023	% of Net Revenues	December 31, 2022	% of Net Revenues
Income tax (benefit) expense	$ (102,689)	(4.5 %)	$ 25,167	1.2 %

Income tax benefit was $103 million for the year ended December 30, 2023 compared to an income tax expense of $25 million for the year ended December 31, 2022. The effective income tax rate for the year ended December 30, 2023 was 12.1% compared to 36.8% for the year ended December 31, 2022. The net decrease in income tax expense and effective tax rate was primarily driven by impairments recorded during the year ended December 30, 2023.

Segment Results of Operations for the Year Ended December 30, 2023 Compared to the Year Ended December 31, 2022

We assess the performance of our segments based on Segment Adjusted EBITDA, which is defined as earnings before interest expense, net, income tax expense, and depreciation and amortization, with further adjustments for acquisition-related costs, store opening and closure costs, equity compensation, loss on debt extinguishment, cloud computing amortization, and certain non-recurring, non-core, infrequent or unusual charges. Shared services costs are not allocated to these segments and are included in Corporate and Other. Segment Adjusted EBITDA may not be comparable to similarly titled metrics of other companies due to differences in methods of calculation.

Maintenance

(in thousands, unless otherwise noted)	Year Ended December 30, 2023	Year Ended December 31, 2022	2023 % Net Revenue For Segment	2022 % Net Revenue For Segment
Franchise royalties and fees	$ 56,298	$ 45,046	5.8 %	5.6 %
Company-operated store sales	809,356	692,947	84.3 %	86.7 %
Supply and other revenue	94,746	61,869	9.9 %	7.7 %
Total net revenue	$ 960,400	$ 799,862	100.0 %	100.0 %
Segment Adjusted EBITDA	$ 329,498	$ 258,470	34.3 %	32.3 %
System-Wide Sales			**Change**	
Franchised stores	$ 1,090,457	$ 923,153	$ 167,304	18.1 %
Company-operated stores	809,356	692,947	116,409	16.8 %
Total System-Wide Sales	$ 1,899,813	$ 1,616,100	$ 283,713	17.6 %
Store Count *(in whole numbers)*			**Change**	
Franchised stores	1,134	1,052	82	7.8 %
Company-operated stores	652	593	59	9.9 %
Total Store Count	1,786	1,645	141	8.6 %
Same Store Sales %	9.2%	16.1%		

Maintenance net revenue increased $161 million, or 20%, driven primarily by a $116 million increase in company-operated store sales from same store sales growth and 59 net new company-operated stores. Supply and other revenue increased by $33 million, or 53%, primarily due to higher system-wide sales from franchised stores. Franchise royalties and fees increased by $11 million, or 25%, primarily due to the $167 million, or 18%, increase in franchised system-wide sales from same store sales growth and 82 net new franchise stores.

Maintenance Segment Adjusted EBITDA increased $71 million, or 27%, primarily due to revenue growth, cost management, and operational leverage utilizing our efficient labor model at company-operated locations.

Car Wash

(in thousands, unless otherwise noted)	Year Ended		2023	2022
	December 30, 2023	December 31, 2022	% Net Revenue For Segment	% Net Revenue For Segment
Company-operated store sales	395,357	390,502	66.1 %	65.9 %
Independently-operated store sales	196,395	195,157	32.9 %	32.9 %
Supply and other revenue	5,992	7,061	1.0 %	1.2 %
Total net revenue	$ 597,744	$ 592,720	100.0 %	100.0 %
Segment Adjusted EBITDA	$ 128,996	$ 175,326	21.6 %	29.6 %

System-Wide Sales			Change	
Company-operated stores	$ 395,357	390,502	$ 4,855	1.2 %
Independently-operated stores	196,395	195,157	1,238	0.6 %
Total System-Wide Sales	$ 591,752	$ 585,659	$ 6,093	1.0 %

Store Count *(in whole numbers)*			Change	
Company-operated stores	391	390	1	0.3 %
Independently-operated stores	717	721	(4)	(0.6 %)
Total Store Count	1,108	1,111	(3)	(0.3) %
Same Store Sales %	(5.6 %)	(3.9 %)		

Car Wash segment net revenue increased $5 million, or 1%, driven primarily by a $5 million increase in company-operated store sales from the addition of 32 new company-operated stores in the current year and continued ramp for stores acquired or opened in the prior year, which was partially offset by a decrease in same store sales and store closures predominately in the fourth quarter of 2023. Independently-operated store sales increased $1 million due to an increase in same store sales for independently-operated stores and positive impacts from foreign exchange. Supply and other revenue decreased $1 million due to decreased vending sales.

Car Wash is comprised of car wash sites throughout the U.S., Europe, and Australia with varying geographical, economical, and political factors, which could impact the results of the business. Our U.S. Car Wash locations have experienced softening demand, increased competitive pressures, and negative weather patterns, which have contributed to negative same store sales, as well as political disruptions in our international locations resulting in increased costs and reduced operational results. We perform site reviews to evaluate operational efficiencies and these reviews could result in future impairment charges.

During the year ended December 30, 2023, management initiated a strategic review of the U.S. car wash operations, which included, but was not limited to, an evaluation of the following: store performance, the competitive landscape, revenue and expense optimization opportunities, and capital requirements. As a result of this review, management approved the closure of 29 stores, halted the opening of new company-operated stores, and began marketing property and equipment for sale that will not be utilized by the Company.

Car Wash Segment Adjusted EBITDA decreased by $46 million, or 26%, primarily driven by increased rent as a result of sale-leaseback transactions, decreased same store sales within company-operated store sales, and increased company-operated store costs primarily relating to employee compensation, property taxes, insurance, supplies and utilities.

Paint, Collision & Glass

(in thousands, unless otherwise noted)	Year Ended				2023 % Net Revenue For Segment	2022 % Net Revenue For Segment
	December 30, 2023		December 31, 2022			
Franchise royalties and fees	$	103,604	$	93,026	20.7 %	22.7 %
Company-operated store sales		317,428		235,924	63.4 %	57.4 %
Supply and other revenue		79,342		81,714	15.9 %	19.9 %
Total net revenue	$	500,374	$	410,664	100.0 %	100.0 %
Segment Adjusted EBITDA	$	140,569	$	134,818	28.1 %	32.8 %

System-Wide Sales					Change	
Franchised stores	$	3,072,137	$	2,723,047	$ 349,090	12.8 %
Company-operated stores		317,428		235,924	81,504	34.5 %
Total System-Wide Sales	$	3,389,565	$	2,958,971	$ 430,594	14.6 %

Store Count *(in whole numbers)*			Change	
Franchised stores	1,647	1,628	19	1.2 %
Company-operated stores	241	218	23	10.6 %
Total Store Count	1,888	1,846	42	2.3 %

Same Store Sales %	11.4 %	17.1 %

Paint, Collision & Glass net revenue increased $90 million, or 22%, for the year ended December 30, 2023, as compared to the year ended December 31, 2022. Company-operated store sales increased $82 million, or 35%, primarily from net store growth in the trailing twelve months as well as continued ramp for stores acquired in the prior year, partially offset by a decrease in sales relating to company-operated CARSTAR stores sold in 2022. Franchise royalties and fees revenue increased $11 million, or 11%, primarily due to a $349 million, or 13%, increase in franchised system-wide sales from same store sales growth. Supply and other revenue decreased $2 million, or 3%, due to reduced incentive payments in the current period.

We entered the U.S. glass market in the first quarter of 2022 through the acquisition of Auto Glass Now and have quickly become the second largest player in the U.S. auto glass servicing category. Since entering the U.S. market, we have completed 12 acquisitions and as of December 30, 2023 we have 231 company-operated glass stores. We have continued to integrate these acquisitions, standardize operations, and rebrand to the Auto Glass Now brand name throughout 2023. Due to the size and complexity of these acquisitions, the integrations have taken longer than planned resulting in lower revenue and less cost efficiencies than expected in the current period. During the fourth quarter of 2023, management performed a store footprint analysis, which included redundant locations within a market, and closed 22 U.S. glass stores, reduced labor headcount accordingly, and implemented technology to improve customer experience and conversion. Costs associated with store closures were not material due to the asset-light nature of this business. We perform site reviews to evaluate operational efficiencies and these reviews could result in future impairment charges.

Paint, Collision & Glass Segment Adjusted EBITDA increased $6 million, or 4%, primarily due to revenue growth from acquisitions, including full year operations of prior year acquisitions, same store sales growth, and a one-time franchise licensee termination fee of $5 million, partially offset by higher employee-related costs and reduced volume associated with company-operated stores.

Platform Services

| (in thousands, unless otherwise noted) | Year Ended | | 2023 | 2022 |
	December 30, 2023	December 31, 2022	% Net Revenue For Segment	% Net Revenue For Segment
Franchise royalties and fees	$ 30,465	$ 33,662	14.1 %	17.1 %
Company-operated store sales	4,212	5,035	1.9 %	2.6 %
Supply and other revenue	181,327	157,676	84.0 %	80.3 %
Total net revenue	$ 216,004	$ 196,373	100.0 %	100.0 %
Segment Adjusted EBITDA	$ 80,492	$ 72,383	37.3 %	36.9 %

System-Wide Sales			Change	
Franchised stores	$ 398,386	$ 440,691	$ (42,305)	(9.6 %)
Company-operated stores	4,212	5,035	(823)	(16.3 %)
Total System-Wide Sales	$ 402,598	$ 445,726	$ (43,128)	(9.7 %)

Store Count *(in whole numbers)*			Change	
Franchised stores	205	202	3	1.5 %
Company-operated stores	1	1	—	— %
Total Store Count	206	203	3	1.5 %

Platform Services net revenue increased $20 million, or 10%, driven primarily by an increase in total system-wide sales of $6.3 billion in the current year compared to $5.6 billion in the prior year, which resulted in increased product purchases from franchisees and company-operated stores.

Platform Services Segment Adjusted EBITDA increased $8 million, or 11%, primarily driven by a combination of revenue growth and cost management.

Financial Condition, Liquidity and Capital Resources

Sources of Liquidity and Capital Resources

Cash flow from operations, supplemented with our long-term borrowings and revolving credit facilities, have been sufficient to fund our operations while allowing us to make strategic investments to grow our business. We believe that our sources of liquidity and capital resources will be adequate to fund our operations, acquisitions, company-operated store development, other general corporate needs, and the additional expenses we expect to incur for at least the next twelve months. We expect to continue to have access to the capital markets at acceptable terms. However, this could be adversely affected by many factors including macroeconomic factors, a downgrade of our credit rating, or a deterioration of certain financial ratios.

Driven Brands Funding, LLC (the "Issuer"), a wholly-owned subsidiary of the Company, and Driven Brands Canada Funding Corporation (along with the Issuer, the "Co-Issuers") are subject to certain quantitative covenants related to debt service coverage and leverage ratios in connection with our securitization senior notes. Our Term Loan Facility and Revolving Credit Facility also have certain qualitative covenants. As of December 30, 2023, the Co-Issuers and Driven Holdings were in material compliance with all such covenants under their respective credit agreements.

At December 30, 2023, the Company had total liquidity of $319 million, which included $177 million in cash and cash equivalents and $91 million and $52 million of undrawn capacity on its 2019 VFN and Revolving Credit Facility, respectively. This does not include the additional $135 million Series 2022-1 Class A-1 Notes that expand our variable funding note borrowing capacity when the company elects to exercise it, assuming certain conditions continue to be met.

Contractual Obligations

In addition to our liquidity and capital resources, we have significant contractual obligations and commitments as of December 30, 2023 relating to the following:

- *Long-term debt and interest obligations* - As of December 30, 2023 our outstanding debt balance was $3.0 billion. See Note 9 to our consolidated financial statements for additional details regarding the timing of expected future principal payments. Interest on long-term debt is calculated based on debt outstanding and interest rates in effect on December 30, 2023, taking into account scheduled maturities and amortization payments. As of December 30, 2023, we estimate interest payments of $149 million due in 2024 and $369 million due in 2025 and thereafter.

- *Operating lease commitments* - The company and its subsidiaries have operating lease agreements for the rental of office space, company-operated stores, and office equipment. As of December 30, 2023, our remaining contractual commitments for operating leases were $2.2 billion. See Note 11 to our consolidated financial statements regarding the timing of expected future payments.

- *Sublease rental* - The Company's subsidiaries enter into certain lease agreements with owners of real property to sublet the leased premises to its franchisees. As of December 30, 2023, our remaining contractual commitments for sublease rentals were $41 million. See Note 11 to our consolidated financial statements regarding the timing of expected future payments.

The following table illustrates the main components of our cash flows for the year ended December 30, 2023 and December 31, 2022:

(in thousands)	Year Ended	
	December 30, 2023	December 31, 2022
Net cash provided by operating activities	$ 235,167	$ 197,176
Net cash used in investing activities	(451,407)	(840,280)
Net cash provided by financing activities	170,699	343,368
Effect of exchange rate changes on cash	484	(2,283)
Net change in cash, cash equivalents, restricted cash, and restricted cash included in advertising fund assets	$ (45,057)	$ (302,019)

Operating Activities

Net cash provided by operating activities was $235 million for the year ended December 30, 2023 compared to $197 million for the year ended December 31, 2022. The increase was due to a $56 million payment for transaction costs associated with the AGN acquisition during the year ended December 31, 2022, partially offset by decreased earnings in the current period.

Investing Activities

Net cash used in investing activities was $451 million for the year ended December 30, 2023 compared to $840 million for the year ended December 31, 2022. The decrease was due to a $703 million decrease in net cash paid for acquisitions, partially offset by a $160 million increase in capital expenditures, primarily relating to building new company-operated stores and remodeling and improving existing stores and a $139 million decrease in proceeds from sale-leaseback transactions.

Financing Activities

Net cash provided by financing activities was $171 million for the year ended December 30, 2023 primarily related to net borrowings on the revolving credit facility of $248 million and proceeds from the exercise of stock options of $6 million, partially offset by share repurchases of $50 million and repayments of long-term debt, including finance leases, of $33 million. Net cash provided by financing activities was $343 million for the year ended December 31, 2022 primarily related to net debt proceeds and debt related activity. See Note 7 to our consolidated financial statements for additional information regarding the Company's debt.

Tax Receivable Agreement

We expect to be able to utilize certain tax benefits which are related to periods prior to the effective date of the Company's initial public offering, which we therefore attribute to our existing shareholders. We expect that these tax benefits (i.e., the Pre-IPO and IPO-Related Tax Benefits) will reduce the amount of tax that we and our subsidiaries would otherwise be required to pay in the future. We have entered into a Tax Receivable Agreement which provides our Pre-IPO shareholders with the right to receive payment by us of 85% of the amount of cash savings, if any, in U.S. and Canadian federal, state, local, and provincial income tax that we and our subsidiaries actually realize as a result of the utilization of the Pre-IPO and IPO-Related Tax Benefits. The Company recorded a current tax receivable liability of $56 million and $53 million as of December 30, 2023 and December 31, 2022, respectively, and a non-current tax receivable liability of $118 million as of December 30, 2023 and December 31, 2022, respectively, on the consolidated balance sheets. We made an initial payment of approximately $25 million under the Tax Receivable Agreement in January 2024.

For purposes of the Tax Receivable Agreement, cash savings in income tax will be computed by reference to the reduction in the liability for income taxes resulting from the utilization of the Pre-IPO and IPO-Related Tax Benefits. The term of the Tax Receivable Agreement commenced upon the effective date of the Company's initial public offering and will continue until the Pre-IPO and IPO-Related Tax Benefits have been utilized, accelerated, or expired.

Because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of our subsidiaries to make distributions to us. The securitized debt facility may restrict the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the Tax Receivable Agreement. To the extent that we are unable to make payments under the Tax Receivable Agreement because of restrictions under our outstanding indebtedness, such payments will be deferred and will generally accrue interest. As of July 1, 2023, interest accrues at the Base Rate plus an applicable margin or Secured Overnight Financing Rate ("SOFR") plus an applicable term adjustment plus 1.0%. To the extent that we are unable to make payments under the Tax Receivable Agreement for any other reason, such payments will generally accrue interest at a rate of SOFR plus an applicable term adjustment plus 5.0% per annum until paid.

Critical Accounting Policies and Estimates

Our significant accounting policies are more fully described in Note 2 to the consolidated financial statements. However, we believe the accounting policies described below are particularly important to the portrayal and understanding of our financial position and results of operations and require application of significant judgment by our management. In applying these policies, management uses its judgment in making certain assumptions and estimates.

These judgments involve estimations of the effect of matters that are inherently uncertain and may have a significant impact on our quarterly and annual results of operations or financial condition. Changes in estimates and judgments could significantly affect our result of operations, financial condition, and cash flow in future years. The following is a description of what we consider to be our most critical accounting policies.

Impairment of goodwill and other indefinite-lived intangible assets

Goodwill and intangible assets considered to have an indefinite life (primarily our trade names) are evaluated throughout the year to determine if indicators of impairment exist. Such indicators include, but are not limited to, events or circumstances such as a significant adverse change in our business, in the overall business climate, unanticipated competition, a loss of key personnel, adverse legal or regulatory developments, or a significant decline in the market price of our common stock.

If no indicators of impairment have been noted during these preliminary assessments, we perform an assessment of goodwill and indefinite-lived intangible assets annually as of the first day of our fourth fiscal quarter. We first assess qualitatively whether it is more-likely-than-not that an impairment does not exist. Significant factors considered in this assessment include, but are not limited to, macro-economic conditions, market and industry conditions, cost considerations, the competitive environment, overall financial performance, and results of past impairment tests. If we do not qualitatively determine that it is more-likely-than-not that an impairment does not exist, we perform a quantitative impairment test.

In performing a quantitative test for impairment of goodwill, we primarily use the income approach method of valuation that includes the discounted cash flow method and the market approach that includes the guideline public company method to determine the fair value of goodwill and indefinite-lived intangible assets. Significant assumptions used by management in estimating fair value under the discounted cash flow model include revenue growth rates, terminal growth rates, discount rates, and EBITDA margins. Other assumptions include operating expenses, overhead expenses, tax depreciation, and capital expenditures. Assumptions used to determine fair value under the guideline public company method include the selection of guideline companies and the valuation multiples applied.

The Company performed an interim quantitative assessment of goodwill as of September 30, 2023 based on factors outlined in Note 7 of the consolidated financial statements within this Form 10-K, which resulted in a full impairment charge to the U.S. Car Wash reporting unit. As of the date of our interim assessment, our International Car Wash and Maintenance-Repair, primarily comprised of the Meineke brand, reporting units have goodwill carrying values approximating $200 million and $111 million, respectively, and the fair value exceeded this amount by approximately 6% and 6%, respectively. The most sensitive assumptions utilized to estimate the fair value of these reporting units were the discount rate and revenue growth rate. A hypothetical 1% increase to the discount rate would have resulted in an impairment of $19 million and $11 million, respectively, for the Car Wash International and Maintenance-Repair reporting units, respectively. A hypothetical 1% decrease to the revenue growth rate would have resulted in an impairment of $4 million and $3 million, respectively, for the Car Wash International and Maintenance-Repair reporting units, respectively. Material changes in these estimates could occur and result in additional impairment charges in future periods.

In the process of performing a quantitative test of our trade name intangible assets, we primarily use the relief of royalty method under the income approach method of valuation. Significant assumptions used to determine fair value under the relief of royalty method include future trends in sales, a royalty rate, and a discount rate to be applied to the forecast revenue stream.

There is an inherent degree of uncertainty in preparing any forecast of future results. Future trends in system-wide sales are dependent to a significant extent on national, regional, and local economic conditions. Any decreases in customer traffic or average repair order due to these or other reasons could reduce gross sales at franchise locations, resulting in lower royalty and other payments from franchisees, as well as lower sales at company-operated locations. This could reduce the profitability of franchise locations, potentially impacting the ability of franchisees to make royalty payments owed to us when due, which could adversely impact our current cash flow from franchise operations, and company-operated sites.

The Company performed an interim quantitative assessment of indefinite-lived trade names as of September 30, 2023 based on factors outlined in Note 7 of the consolidated financial statements within this Form 10-K, which did not result in an impairment charge. As of the date of our interim assessment, the fair value of indefinite-lived trade names within our Maintenance, Paint, Collision & Glass, and Platform Services segments, with carrying values of $137 million, $27 million, and $9 million, respectively, did not significantly exceed their respective carrying values. The most sensitive assumption for these

tradenames is the related royalty rate and discount rate. A hypothetical 0.5% decrease to the royalty rate would have resulted in an impairment of $37 million, $2 million, and $2 million for the Maintenance, Paint, Collision & Glass, and Platform Services segments, respectively. A hypothetical 1% increase to the discount rate would have resulted in an impairment of $12 million, $3 million, and $1 million for the Maintenance, Paint, Collision & Glass, and Platform Services segments, respectively. Material changes in these estimates could occur and result in additional impairment charges in future periods.

On October 1, 2023, the first day of the fourth quarter, the Company performed its annual impairment assessment, which did not result in additional impairments.

Business combinations

We use the acquisition method in accounting for acquired businesses. Under the acquisition method, our financial statements reflect the operations of an acquired business starting from the completion of the acquisition. The assets acquired and liabilities assumed are recorded at their respective estimated fair values at the date of the acquisition. Any excess of the purchase price over the estimated fair values of the identifiable net assets acquired is recorded as goodwill. Significant judgment is often required in estimating the fair value of assets acquired, particularly intangible assets, including trade names, franchise agreements, license agreements, customer relationships, real property and market adjustments for in-place lease agreements. The Company will record a right-of-use ("ROU") asset for acquired leases at the present value of remaining lease payments adjusted to reflect favorable or unfavorable market terms of the lease. As a result, in the case of significant acquisitions, we normally obtain the assistance of a third-party valuation specialist in estimating the value of real property and intangible assets. The fair value measurements are based on available historical information and on expectations and assumptions about the future, considering the perspective of marketplace participants. Favorable or unfavorable market terms used to value the ROU assets are estimated based on comparable market data. Fair values of acquired trade names are estimated using an income approach, specifically the relief-from-royalty method. Assumptions utilized in the determination of fair value include forecasted sales, discount rates, and royalty rates. While we believe the expectations and assumptions about the future are reasonable, they are inherently uncertain. Unanticipated market or macroeconomic events and circumstances, like a pandemic, may occur, which could affect the accuracy or validity of the estimates and assumptions.

Long-lived assets

On a regular basis, we assess whether events or changes in circumstances have occurred that potentially indicate the carrying value of long-lived assets may not be recoverable. We test impairment at the individual store asset group level, which includes property and equipment and operating lease assets. We test impairment using historical cash flows and other relevant facts and circumstances as the primary basis for our estimates of future cash flows. Significant factors considered include, but are not limited to, current and forecast sales, current and forecast cash flows, the number of years the site has been in operation, remaining lease life (if applicable), and other factors which apply on a case-by-case basis. The analysis is performed at the individual site level for indicators of permanent impairment. Recoverability of the Company's assets is measured by comparing the assets' carrying value to the undiscounted cash flows expected to be generated over the assets' remaining useful life or remaining lease term, whichever is less. This process requires the use of estimates and assumptions, which are subject to a high degree of judgment. If these assumptions change in the future, we may be required to record impairment charges for these assets.

On a regular basis, we assess whether events or changes in circumstances have occurred that potentially indicate the carrying value of intangible assets with finite lives, primarily assets related to franchise and license agreements, may not be recoverable. Recoverability of the asset is measured by comparing the assets' carrying value to the undiscounted future cash flows expected to be generated over the asset's remaining useful life. Significant factors considered include, but are not limited to, current and forecast sales, current and forecast cash flows, and a discount rate to be applied to the forecast revenue stream.

Income taxes

We estimate certain components of our provision for income taxes. Our estimates and judgments include, among other items, the calculations used to determine the deferred tax asset and liability balances, effective tax rates for state and local income taxes, uncertain tax positions, amounts deductible for tax purposes, and related reserves. We adjust our annual effective income tax rate as additional information on outcomes or events becomes available. Further, our assessment of uncertain tax positions requires judgments relating to the amounts, timing, and likelihood of resolution.

We account for income taxes under the liability method whereby deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effects on deferred tax assets and liabilities of subsequent changes in the tax laws and rates are recognized in income during the year the changes are enacted.

In assessing the realizability of deferred tax assets, we consider whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

We follow the applicable authoritative guidance with respect to the accounting for uncertainty in income taxes recognized in our consolidated financial statements. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. We record any interest and penalties associated as additional income tax expense in the consolidated statements of operations.

Leases

The Company is the lessee in a significant real estate portfolio, primarily through ground leases (the Company leases the land and generally owns the building) and through leases of land and buildings. The Company records a right of use ("ROU") asset and lease liability based on the present value of the Company's estimated future minimum lease payments over the lease term.

In determining the initial lease term, the Company generally does not include periods covered by renewal options, as the Company does not believe these renewal options are reasonably assured of being exercised. These judgments may produce materially different amounts of depreciation, amortization, and rent expense than would be reported if different assumed lease terms were used.

If a lease does not provide enough information to determine the implicit interest rate in the agreements, the Company uses its incremental borrowing rate in calculating the lease liability. The Company determines its incremental borrowing rate for each lease by reference to yield rates on collateralized debt issuances, which approximates borrowings on a collateralized basis, by companies of a similar credit rating as the Company, with adjustments for differences in years to maturity and implied company-specific credit spreads.

Equity-based Compensation

We have an equity-based compensation plan that provides compensation to employees through various grants of stock options, stock appreciation rights, restricted stock awards, restricted stock units, other stock-based awards, other cash-based awards, or any combination of the foregoing to current and prospective employees and directors of, and consultants and advisors to, the Company and its affiliates.

We recognize expense related to the fair value of equity-based compensation over the service period (generally the vesting period) in the consolidated financial statements based on the estimated fair value of the award on the grant date.

The grant date fair value of all incentive units is estimated using the Black-Scholes option pricing model. The pricing model requires assumptions, which include the expected life of the profits interests, the risk-free interest rate, the expected dividend yield, and expected volatility of our units over the expected life, which significantly impacts the assumed fair value. We account for forfeitures as they occur.

The expected term of the incentive units is based on evaluations of historical and expected future employee behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. Volatility is based on the historical volatility of several public entities that are similar to the Company, as the Company does not have sufficient historical transactions of its own units on which to base expected volatility.

We engage third-party valuation experts to assist in the valuation of our incentive units. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants' Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The assumptions underlying our valuations represent management's best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our equity-based compensation expense could be materially different. Following the closing of the initial public offering, the fair value of our common stock was determined based on the quoted market price of our common stock.

Application of New Accounting Standards

See Note 2 of the consolidated financial statements for a discussion of recently issued accounting standards applicable to the Company.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks, which exist as part of our ongoing business operations. In addition to inflationary pressures, we are exposed to changes in interest rates, price volatility for certain commodities, and changes in currency exchange rates. As a policy, we do not engage in speculative transactions, nor do we hold or issue financial instruments for trading purposes.

Interest Rate Risk

We are exposed to changes in interest rates as a result of our financing activities used to fund business operations. Primary exposures include movements in the Secured Overnight Financing Rate ("SOFR"). The nature and amount of our long-term debt can be expected to vary as a result of future business requirements, market conditions, and other factors. Over the past several years, the U.S. Federal Reserve Board and European Central Bank have changed certain benchmark interest rates, which has resulted in fluctuations within our variable rate debt instruments.

We have attempted to manage this risk by issuing fixed rate debt instruments on the majority of our securitization senior notes. However, our variable funding notes, Term Loan Facility, and Revolving Credit Facility are variable rate, and therefore our interest costs are subject to change based on movement in interest rates. A hypothetical rate increase or decrease of 1% for variable debt held as of December 30, 2023, would result in an increase or decrease of interest expense of $7 million.

We also have exposure to variable interest rates in the Tax Receivable Agreement. See Note 2 to the consolidated financial statements for additional details.

As discussed in *"Risk Factors - We are required to make payments under a Tax Receivable Agreement for certain tax benefits, which amounts are expected to be material"* to the extent that we are unable to make payments under the Tax Receivable Agreement because of restrictions under our outstanding indebtedness. As of July 1, 2023, interest accrues at the Base Rate plus an applicable margin or SOFR plus an applicable term adjustment plus 1.0%. To the extent that we are unable to make payments under the Tax Receivable Agreement for any other reason, such payments will generally accrue interest at a rate of SOFR plus an applicable term adjustment plus 5.0% per annum until paid.

Commodity Risk

We purchase certain products in the normal course of business, including motor oil, paint, and consumables, the costs of which are affected by global commodity prices.

Generally, our contracts with suppliers are not fixed, meaning we could be exposed to supplier-imposed price increases. However, we attempt to mitigate this risk through contract renegotiations or by passing along price increases to our end customers.

Foreign Exchange Risk

We are exposed to market risk due to changes in currency exchange rate fluctuations for revenues generated by our operations in Canada, Europe, and Australia, which can adversely impact our net income and cash flows. Our consolidated statement of operations and balance sheet accounts are also impacted by the re-measurement of non-functional currency transactions, such as intercompany loans denominated in foreign currency. We have attempted to minimize this risk on certain securitization debt and inter-company loans with a cross-currency interest rate swap agreement and foreign currency forward contracts to hedge our risk to changes between the U.S. Dollar and Canadian Dollar as well as a forward contract between the British Pound and Euro, respectively. See Note 12 to the consolidated financial statements for additional details.

Impact of Inflation

Inflation did not have a significant overall effect on our annual results of operations during 2023, 2022 or 2021. Severe increases in inflation, however, could affect the global and U.S. economies and could have an adverse impact on our business, financial condition, and results of operations.

Item 8. Financial Statements and Supplementary Data

EXPLANATORY NOTE:

Driven Brands Holdings Inc. (the "Company") filed on February 28, 2024 an Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 30, 2023 (the "2023 Form 10-K") solely to correct clerical errors in (i) the report titled "Report of Independent Registered Public Accounting Firm" provided by Grant Thornton LLP (the "Audit Report") and (ii) the consent of Grant Thornton LLP attached as Exhibit 23.1 to the 2023 Form 10-K (the "Consent"). Specifically, the Audit Report inadvertently referred to an incorrect company name and incorrect date, and the Consent inadvertently omitted reference to a Registration Statement on Form S-3. Refer to Amendment No. 1 to the Annual Report on Form 10-K at http://www.sec.gov/ix?doc=/Archives/edgar/data/0001804745/000180474524000008/drvn-20231230.htm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Driven Brands Holdings Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Driven Brands Holdings Inc. and its subsidiaries (the "Company") as of December 30, 2023 and December 31, 2022, and the related consolidated statements of operations, comprehensive income (loss), shareholders'/members' equity and cash flows for each of the two years in the period ended December 30, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 30, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 30, 2023 and December 31, 2022, and the results of its operations and its cash flows for the two years in the period ended December 30, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating ef1fectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

As described in Management's Annual Report on Internal Control Over Financial Reporting, management has excluded 11 businesses from its assessment of internal control over financial reporting as of December 30, 2023 because they were acquired by the Company in purchase business combinations during 2023. We have also excluded these 11 businesses from our audit of internal control over financial reporting. These businesses, each of which is wholly-owned, comprised, in the aggregate, total assets and total net revenue excluded from management's assessment and our audit of internal control over financial reporting of approximately less than 1% of consolidated total net revenue and consolidated total assets, respectively, as of and for the year ended December 30, 2023.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Interim Goodwill Impairment Assessments – Maintenance-Repair, U.S. Car Wash, and International Car Wash Reporting Units

As described in Notes 2, 6 and 7 to the consolidated financial statements, the Company's goodwill balance was $1.46 billion as of December 30, 2023, and the goodwill associated with the Maintenance and Car Wash reportable segments was $482.0 million and $217.4 million, respectively. Management has determined that the Maintenance reportable segment includes the Maintenance-Quick Lube and Maintenance-Repair reporting units, and the Car Wash reportable segment includes the International Car Wash and U.S. Car Wash reporting units. Management tests goodwill for impairment at the reporting unit level on the first day of the fourth quarter every year or more frequently if events or changes in circumstances indicate the asset might be impaired. If a reporting unit's carrying amount exceeds its fair value, the Company will record an impairment charge based on that difference. Management performed a strategic review of the U.S. car wash operations, and as a result of the strategic review, as well as other qualitative and quantitative factors, including a decline in the stock price during the third quarter of 2023, management determined a triggering event had occurred requiring a quantitative analysis of the Company's goodwill as of September 30, 2023. Based on the results of the interim impairment analysis, management determined that the carrying value of the U.S. Car Wash reporting unit exceeded its fair value and recorded a goodwill impairment charge of $851 million. Management uses the income approach method of valuation that includes the discounted cash flow method and the market approach that includes the guideline public company method to determine the fair value of goodwill. Significant assumptions used by management in estimating fair value under the discounted cash flow model include revenue growth rates, terminal growth rates, discount rates and EBITDA margins.

The principal considerations for our determination that performing procedures relating to the interim goodwill impairment assessments of the Maintenance-Repair, U.S. Car Wash, and International Car Wash reporting units is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the U.S. Car Wash, Maintenance-Repair, and International Car Wash reporting units using the income approach; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to revenue growth rates, terminal growth rates, and discount rates for the Maintenance-Repair and U.S. Car Wash reporting units and revenue growth rates, terminal growth rate, discount rate, and EBITDA margin for the International Car Wash reporting unit; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's interim goodwill impairment assessments, including controls over the valuation of the Maintenance-Repair, U.S. Car Wash, and International Car Wash reporting units. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the Maintenance-Repair, U.S. Car Wash, and International Car Wash reporting units; (ii) evaluating the appropriateness of the discounted cash flow method used by management; (iii) testing the completeness and accuracy of the underlying data used in the discounted cash flow method; and (iv) evaluating the reasonableness of the significant assumptions used by management related to revenue growth rates, terminal growth rates, and discount rates for the Maintenance-Repair and U.S. Car Wash reporting units and revenue growth rates, terminal growth rate, discount rate, and EBITDA margin for the International Car Wash reporting unit. Evaluating management's assumptions related to revenue growth rates, terminal growth rates, and EBITDA margin involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the Maintenance-Repair, U.S. Car Wash and International Car Wash reporting units; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow method and (ii) the reasonableness of the discount rate assumption.

/s/ PricewaterhouseCoopers LLP

Charlotte, North Carolina
February 28, 2024

We have served as the Company's auditor since 2022.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Driven Brands Holdings Inc.

Opinion on the financial statements

We have audited the accompanying consolidated statements of operations, comprehensive income (loss), shareholders'/ members' equity, and cash flows of Driven Brands, Inc. (a Delaware corporation) and subsidiaries (the "Company") for the period ended December 25, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the period ended December 25, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We served as the Company's auditor from 2009 to 2022.

Charlotte, North Carolina
February 28, 2024

DRIVEN BRANDS HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year Ended				
(in thousands, except per share amounts)		December 30, 2023		December 31, 2022		December 25, 2021
Net revenue:						
Franchise royalties and fees	$	190,367	$	171,734	$	144,413
Company-operated store sales		1,526,353		1,324,408		843,646
Independently-operated store sales		196,395		195,157		204,246
Advertising contributions		98,850		87,750		75,599
Supply and other revenue		292,064		254,145		199,376
Total net revenue		2,304,029		2,033,194		1,467,280
Operating Expenses:						
Company-operated store expenses		1,004,472		812,262		515,837
Independently-operated store expenses		109,078		107,940		114,115
Advertising expenses		97,290		87,986		74,765
Supply and other expenses		158,436		145,481		112,318
Selling, general, and administrative expenses		443,112		383,478		292,263
Acquisition related costs		13,174		15,304		62,386
Store opening costs		5,831		2,878		2,497
Depreciation and amortization		175,296		147,156		112,777
Goodwill impairment		850,970		—		—
Trade name impairment		—		125,450		—
Asset impairment charges and lease terminations		132,903		5,655		3,257
Total operating expenses		2,990,562		1,833,590		1,290,215
Operating (loss) income		(686,533)		199,604		177,065
Other expenses, net:						
Interest expense, net		164,196		114,096		75,914
(Gain) loss on foreign currency transactions		(3,078)		17,168		20,683
Loss on debt extinguishment		—		—		45,576
Other expense, net		161,118		131,264		142,173
(Loss) income before taxes		(847,651)		68,340		34,892
Income tax (benefit) expense		(102,689)		25,167		25,356
Net (loss) income		(744,962)		43,173		9,536
Net loss attributable to non-controlling interest		—		(15)		(96)
Net (loss) income attributable to Driven Brands Holdings Inc.	$	(744,962)	$	43,188	$	9,632
(Loss) earnings per share:						
Basic	$	(4.50)	$	0.26	$	0.06
Diluted	$	(4.53)	$	0.25	$	0.06
Weighted average shares outstanding						
Basic		161,917		162,762		160,684
Diluted		161,917		166,743		164,644

The accompanying notes are an integral part of these consolidated financial statements.

DRIVEN BRANDS HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended		
(in thousands)	**December 30, 2023**	**December 31, 2022**	**December 25, 2021**
Net (loss) income	$ (744,962)	$ 43,173	$ 9,536
Other comprehensive income (loss):			
Foreign currency translation adjustments	26,098	(64,418)	(20,994)
Unrealized (loss) gain from cash flow hedges, net of tax (benefit) expense of ($254), $1,849, and ($157), respectively	(892)	5,941	(671)
Actuarial (loss) gain of defined pension plan, net of tax expense of $18, $591, and $0, respectively	(633)	1,049	132
Other comprehensive income (loss), net	24,573	(57,428)	(21,533)
Total comprehensive loss	(720,389)	(14,255)	(11,997)
Comprehensive income (loss) attributable to non-controlling interests	13	(36)	(73)
Comprehensive loss attributable to Driven Brands Holdings Inc.	$ (720,402)	$ (14,219)	$ (11,924)

The accompanying notes are an integral part of these consolidated financial statements.

DRIVEN BRANDS HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)		**December 30, 2023**		**December 31, 2022**
Assets				
Current assets:				
Cash and cash equivalents	$	176,522	$	227,110
Restricted cash		657		792
Accounts and notes receivable, net		151,259		179,888
Inventory		83,171		72,040
Prepaid and other assets		46,714		40,084
Income tax receivable		15,928		15,075
Assets held for sale		301,229		—
Advertising fund assets, restricted		45,627		36,421
Total current assets		821,107		571,410
Other assets		56,565		30,561
Property and equipment, net		1,438,496		1,545,738
Operating lease right-of-use assets		1,389,316		1,299,189
Deferred commissions		6,312		7,121
Intangibles, net		739,402		765,903
Goodwill		1,455,946		2,277,065
Deferred tax assets		3,660		2,911
Total assets	$	5,910,804	$	6,499,898
Liabilities and shareholders' equity				
Current liabilities:				
Accounts payable	$	67,526	$	60,606
Accrued expenses and other liabilities		242,171		317,318
Income tax payable		5,404		4,454
Current portion of long-term debt		32,673		32,986
Income tax receivable liability		56,001		53,328
Advertising fund liabilities		23,392		36,726
Total current liabilities		427,167		505,418
Long-term debt		2,910,812		2,705,281
Deferred tax liabilities		154,742		276,749
Operating lease liabilities		1,332,519		1,177,501
Income tax receivable liability		117,915		117,915
Deferred revenue		30,507		30,046
Long-term accrued expenses and other liabilities		30,419		33,419
Total liabilities		5,004,081		4,846,329
Commitments and contingencies *(Note 19)*				
Preferred Stock $0.01 par value; 100,000,000 shares authorized; none issued or outstanding		—		—
Common stock, $0.01 par value, 900,000,000 shares authorized: and 163,965,231 and 167,404,047 shares outstanding; respectively		1,640		1,674
Additional paid-in capital		1,652,401		1,628,904
Retained (deficit) earnings		(710,087)		84,795
Accumulated other comprehensive loss		(37,875)		(62,435)
Total shareholders' equity attributable to Driven Brands Holdings Inc.		906,079		1,652,938
Non-controlling interests		644		631
Total shareholders' equity		906,723		1,653,569
Total liabilities and shareholders' equity	$	5,910,804	$	6,499,898

The accompanying notes are an integral part of these consolidated financial statements.

DRIVEN BRANDS HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS'/MEMBERS' EQUITY

	Year Ended					
	December 30, 2023		December 31, 2022		December 25, 2021	
(in thousands, except share amounts)	Shares	Amount	Shares	Amount	Shares	Amount
Preferred stock, $0.01 par value per share	—	$ —	—	$ —	—	$ —
Common stock, $0.01 par value per share						
Balance at beginning of period	167,404,047	$ 1,674	167,380,450	$ 1,674	56,500,000	$ 565
Stock issued relating to Employee Stock Purchase Plan	82,546	1	143,707	1	—	—
Shares issued for exercise/vesting of share-based compensation awards	354,093	4	35,788	—	26,084	—
Share repurchases	(3,601,694)	(36)	—	—	(2,067,172)	(21)
Forfeiture of restricted stock awards	(273,761)	(3)	(155,898)	(1)	(55,887)	
Issuance of common stock upon initial public offering, net of underwriting discounts and commissions	—	—	—	—	108,204,698	1,082
Common stock issued upon underwriter's exercise of over-allotment	—	—	—	—	4,772,727	48
Balance at end of period	163,965,231	$ 1,640	167,404,047	$ 1,674	167,380,450	$ 1,674
Additional paid-in capital						
Balance at beginning of period		$ 1,628,904		$ 1,605,890		$ 1,055,172
Equity-based compensation expense		15,300		20,583		4,301
Exercise of stock options		6,117		354		505
Stock issued relating to Employee Stock Purchase Plan		2,080		2,077		—
Issuance of common stock upon initial public offering, net of underwriting discounts and commissions		—		—		645,661
Common stock issued upon underwriter's exercise of over-allotment		—		—		99,177
Repurchase of common stock		—		—		(42,956)
Establishment of tax receivable agreement liability		—		—		(155,970)
Balance at end of period		$ 1,652,401		$ 1,628,904		$ 1,605,890
Retained (deficit) earnings						
Balance at beginning of period		$ 84,795		$ 41,607		$ 31,975
Share repurchases		(49,920)		—		—
Net (loss) income		(744,962)		43,188		9,632
Balance at end of period		$ (710,087)		$ 84,795		$ 41,607
Accumulated other comprehensive loss						
Balance at beginning of period		$ (62,435)		$ (5,028)		$ 16,528
Other comprehensive loss (income)		24,560		(57,407)		(21,556)
Balance at end of period		$ (37,875)		$ (62,435)		$ (5,028)
Non-controlling interests						
Balance at beginning of period		$ 631		$ 1,099		$ 2,120
Net loss		—		(15)		(96)
Other comprehensive loss (income)		13		(21)		23
Divestiture of Denmark car wash operations		—		(432)		—
At-Pac divestiture		—		—		(948)
Balance at end of period		$ 644		$ 631		$ 1,099
Total shareholders' equity		$ 906,723		$ 1,653,569		$ 1,645,242

The accompanying notes are an integral part of these consolidated financial statements.

DRIVEN BRANDS HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended		
(in thousands)	December 30, 2023	December 31, 2022	December 25, 2021
Net (loss) income	$ (744,962)	$ 43,173	$ 9,536
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	175,296	147,156	112,777
Goodwill impairment	850,970	—	—
Trade name impairment	—	125,450	—
Equity-based compensation expense	15,300	20,583	4,301
(Gain) loss on foreign denominated transactions	(2,022)	17,147	25,324
(Gain) loss on foreign currency derivatives	(1,056)	21	(4,642)
Loss (gain) on sale and disposal of businesses, fixed assets, and sale-leaseback transactions	4,909	(34,854)	(11,353)
Reclassification of interest rate hedge to income	(2,077)	(542)	—
Bad debt expense	1,938	5,777	1,854
Asset impairment charges and lease terminations	132,903	5,655	3,257
Amortization of deferred financing costs and bond discounts	10,307	8,450	7,002
(Benefit) provision for deferred income taxes	(125,804)	20,567	9,866
Loss on extinguishment of debt	—	—	45,576
Other, net	24,243	(21)	(2,183)
Changes in assets and liabilities, net of acquisitions:			
Accounts and notes receivable, net	13,561	(58,837)	(36,395)
Inventory	(11,731)	(22,712)	(5,723)
Prepaid and other assets	(6,877)	(30,418)	(30,260)
Advertising fund assets and liabilities, restricted	(16,861)	12,698	9,386
Other assets	(39,814)	(23,378)	483
Deferred commissions	418	3,407	(1,899)
Deferred revenue	1,937	1,925	6,678
Accounts payable	7,390	(34,634)	6,905
Accrued expenses and other liabilities	(52,854)	2,898	128,871
Income tax receivable	53	(12,335)	4,466
Cash provided by operating activities	235,167	197,176	283,827
Cash flows from investing activities:			
Capital expenditures	(596,478)	(436,205)	(160,760)
Cash used in business acquisitions, net of cash acquired	(59,574)	(763,061)	(800,829)
Proceeds from sale-leaseback transactions	194,658	333,798	144,134
Proceeds from sale or disposal of businesses and fixed assets	9,987	25,188	2,519
Cash used in investing activities	(451,407)	(840,280)	(814,936)
Cash flows from financing activities:			
Payment of debt extinguishment and issuance costs	—	(7,172)	(19,756)
Proceeds from the issuance of long-term debt	—	365,000	950,000
Repayment of long-term debt	(27,971)	(23,912)	(721,500)
Proceeds from revolving lines of credit and short-term debt	378,000	435,000	526,800
Repayment of revolving lines of credit and short-term debt	(130,000)	(435,000)	(544,800)
Repayment of principal portion of finance lease liability	(5,165)	(3,369)	(2,199)
Proceeds from failed sale-leaseback transactions	—	—	538
Proceeds from initial public offering, net of underwriting discounts	—	—	661,500

Net proceeds from follow-on public offering	—	—	99,225
Share repurchases	(49,956)	—	(43,040)
Proceeds from the termination of interest rate swap	—	10,870	—
Payment for termination of interest rate swaps	—	—	(21,826)
Stock option exercises	6,117	340	505
Other, net	(326)	1,611	89
Cash provided by financing activities	170,699	343,368	885,536
Effect of exchange rate changes on cash	484	(2,283)	558
Net change in cash, cash equivalents, restricted cash, and cash included in advertising fund assets, restricted	(45,057)	(302,019)	354,985
Cash and cash equivalents, beginning of period	227,110	523,414	172,611
Cash included in advertising fund assets, restricted, beginning of period	32,871	38,586	19,369
Restricted cash, beginning of period	792	792	15,827
Cash, cash equivalents, restricted cash, and cash included in advertising fund assets, restricted, beginning of period	260,773	562,792	207,807
Cash and cash equivalents, end of period	176,522	227,110	523,414
Cash included in advertising fund assets, restricted, end of period	38,537	32,871	38,586
Restricted cash, end of period	657	792	792
Cash, cash equivalents, restricted cash, and cash included in advertising fund assets, restricted, end of period	$ 215,716	$ 260,773	$ 562,792
Supplemental cash flow disclosures - non-cash items:			
Capital expenditures included in accrued expenses and other liabilities	$ 33,695	$ 18,857	$ 4,753
Deferred consideration included in accrued expenses and other liabilities	3,311	35,007	16,000
Contingent consideration	—	—	56,000
Supplemental cash flow disclosures - cash paid for:			
Interest	$ 156,083	$ 113,226	$ 75,807
Income taxes	22,947	17,220	12,764

The accompanying notes are an integral part of these consolidated financial statements.

DRIVEN BRANDS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of Business

Description of Business

Driven Brands Holdings Inc. together with its subsidiaries (collectively, the "Company") is a Delaware corporation and is the parent holding company of Driven Brands, Inc. and Shine Holdco (UK) Limited (collectively, "Driven Brands"). Driven Brands is the largest automotive services company in North America with a growing and highly-franchised base of approximately 5,000 franchised, independently-operated, and company-operated locations across 49 U.S. states and 13 other countries. The Company has a portfolio of highly recognized brands, including Take 5 Oil Change®, Take 5 Car Wash®, Meineke Car Care Centers®, MAACO®, CARSTAR®, Auto Glass Now®, and 1-800-Radiator & A/C® that compete in the automotive services industry.

Initial Public Offering and Secondary Offering

On January 14, 2021, the Company completed an initial public offering (the "IPO") of approximately 32 million shares of common stock at $22 per share. On February 10, 2021, the Company's underwriters exercised their over-allotment option to purchase approximately 5 million additional shares of common stock. The Company received total proceeds of $761 million from these transactions, net of the underwriting discounts and commissions.

The Company used the proceeds from the IPO, along with cash on hand, to fully repay the First Lien Term Loan, Second Lien Term Loan, and revolving credit facility assumed as part of the acquisition of International Car Wash Group ("ICWG") in 2020 (collectively, the "Car Wash Senior Credit Facilities"), which totaled $725 million with interest and fees. The Company recognized a $46 million loss on debt extinguishment related to this settlement, primarily related to the write-off of unamortized discount. The Company cancelled the interest rate and cross currency swaps associated with these debt agreements as part of the settlement. The Company also used $43 million in proceeds to purchase approximately 2 million shares of common stock from certain of our existing shareholders.

On August 2, 2021, the Company filed a Registration Statement on Form S-1 for a secondary offering of approximately 12 million shares of common stock at $29.50 per share by certain of the Company's stockholders, Driven Equity LLC and RC IV Cayman ICW Holdings LLC, each of which is a related party of Roark Capital Management, LLC. The Company did not sell any common stock in the offering and did not receive any proceeds from the offering. On September 8, 2021, the underwriters for the secondary offering exercised a portion of their over-allotment option and purchased 881,393 additional shares of common stock. The Company did not receive any proceeds from the exercise of the over-allotment option.

On September 12, 2022, the Company filed a Registration Statement on Form 424B7 for an underwritten secondary offering of 7 million shares of common stock at $32.19 per share by certain of the Company's stockholders, Driven Equity LLC and RC IV Cayman ICW Holdings LLC, each of which is a related party of Roark Capital Management, LLC. The Company did not sell any common stock in the offering and did not receive any proceeds from the offering. After the secondary offering, related parties to Roark Capital Management, LLC held approximately 61% of our outstanding common stock.

Tax Receivable Agreement

The Company expects to be able to utilize certain tax benefits which are related to periods prior to the effective date of the Company's IPO and are attributed to current and former shareholders. The Company previously entered into a Tax Receivable Agreement which provides our pre-IPO shareholders with the right to receive payment of 85% of the amount of cash savings, if any, in U.S. and Canadian federal, state, local, and provincial income tax that the Company will actually realize. The Tax Receivable Agreement was effective as of the date of the Company's IPO. The Company recorded a current tax receivable liability of $56 million and $53 million as of December 30, 2023 and December 31, 2022, respectively, and a non-current tax receivable liability of $118 million as of December 30, 2023 and December 31, 2022, respectively, on the consolidated balance sheets. We made an initial payment of approximately $25 million under the Tax Receivable Agreement in January 2024.

Stock Split and Equity Structure

On January 14, 2021, the Company's shareholders approved an amendment to the Company's certificate of incorporation (the "Amendment") to effect an implied 88,990-for-one stock split of shares of the Company's outstanding common stock. In addition, the Amendment increased the number of authorized shares of the Company's stock from 10,000 shares to 1 billion shares (900 million shares of common stock and 100 million shares of preferred stock). All share and per-share data in the consolidated financial statements and footnotes has been retroactively adjusted to reflect the stock split for all periods presented. The Company does not have any shares of preferred stock outstanding.

Note 2— Summary of Significant Accounting Policies

Fiscal Year

The Company operates and reports financial information on a 52- or 53-week year with the fiscal year ending on the last Saturday in December and fiscal quarters ending on the 13th Saturday of each quarter (or 14th Saturday when applicable with respect to the fourth fiscal quarter). Our 2023 and 2021 fiscal years ending December 30, 2023 and December 25, 2021 consisted of 52 weeks, respectively, and our 2022 fiscal year ending December 31, 2022 consisted of 53 weeks. The Car Wash segment is consolidated based on a calendar month end.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations of the U.S. Securities Exchange Commission ("SEC"). The consolidated financial statements include the accounts of Driven Brands Holdings Inc. and its wholly-owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

Certain prior year amounts have been reclassified to conform to current year presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and the related notes to the consolidated financial statements. Significant items that are subject to estimates and assumptions include, but are not limited to, valuation of intangible assets and goodwill; income taxes; allowances for credit losses; valuation of derivatives; self-insurance claims; and stock-based compensation. Management evaluates its estimates on an ongoing basis and may employ outside experts to assist in its evaluations. Changes in such estimates, based on historical experience, current conditions, and various other additional information, may affect amounts reported in future periods. Actual results could differ due to uncertainty inherent in the natures of these estimates.

Cash and Cash Equivalents

Cash equivalents consist of demand deposits and short-term, highly liquid investments with original maturities of three months or less. These investments are carried at cost, which approximates fair value.

Restricted Cash

The Company had total restricted cash of $39 million and $34 million at December 30, 2023 and December 31, 2022, respectively, which primarily consisted of funds from franchisees pursuant to franchise agreements, the usage of which was restricted to advertising activities, and letters of credit collateral. Advertising funds are presented within advertising fund assets, restricted, on the consolidated balance sheet.

Accounts and Notes Receivable

The Company's accounts receivable consists principally of amounts due related to product sales, centrally billed commercial fleet work, centrally billed insurance claims, advertising and franchise fees, rent due from franchisees, and training services. These receivables are generally due within 30 days of the period in which the corresponding sales occur and are classified as accounts and notes receivable, net on the consolidated balance sheet. Accounts receivable are reported at their estimated net realizable value.

Notes receivable are primarily from franchisees and relate to financing arrangements for certain past due balances or to partially finance the acquisition of company-operated stores or re-franchising locations. The notes are typically collateralized by the assets of the store being purchased. Interest income recognized on these notes is included in supply and other revenue on the accompanying consolidated statements of operations. The Company places notes receivable on a non-accrual status based on management's determination if it is probable that the principal balance is not expected to be repaid per the contractual terms. When the Company places a note receivable on a non-accrual status, interest income recorded on the note is reversed through supply and other revenue. The Company recorded an immaterial amount of interest income related to its notes receivables during the years ended December 30, 2023, December 31, 2022, and December 25, 2021.

Allowance for Credit Losses

Expected credit losses for uncollectible receivable balances consider both current conditions and reasonable and supportable forecasts of future conditions. Current conditions considered include predefined aging criteria, as well as specified events that indicate the balance due is not collectible. Reasonable and supportable forecasts used in determining the probability of future collection consider publicly available macroeconomic data and whether future credit losses are expected to differ from historical losses.

Inventory

Inventory is stated at the lower of cost or net realizable value. The Company primarily purchases its oil, lubricants, soap and auto glass in bulk quantities to take advantage of volume discounts and to ensure inventory availability to complete services. Inventories are presented net of volume rebates.

Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are depreciated over the shorter of the estimated useful life or the remaining lease term of the related asset. Repairs and maintenance are expensed as incurred.

The following table presents the estimated useful lives for each asset category:

Buildings and improvements	5 to 40 years
Furniture and fixtures	5 to 7 years
Store equipment	5 to 15 years
Leasehold improvements	5 to 15 years
Vehicles	3 to 5 years
Computer equipment and software	3 to 5 years

Cloud computing arrangements

The Company capitalizes qualified cloud computing implementation costs associated with the application development stage and subsequently amortizes these costs over the term of the hosting arrangement and stated renewal period, if it is reasonably certain we will renew. Capitalized costs are included in other assets on the consolidated balance sheets. During the year ended December 30, 2023, we recorded cloud computing amortization of $2 million. As of December 31, 2022 and December 25, 2021, no cloud computing arrangements were in service.

Leases

The lease standard requires the lessee in an operating lease to record a balance sheet gross-up upon lease commencement by recognizing an ROU asset and lease liability equal to the present value of the lease payments over the expected lease term. The ROU asset and lease liability are derecognized in a manner that effectively yields a straight-line lease expense over the lease term. In addition to the changes to the lessee operating lease accounting requirements, the amendments also change the types of costs that can be capitalized related to a lease agreement for both lessees and lessors.

Finance lease ROU assets are depreciated on a straight-line basis over the lesser of the useful life of the leased asset or lease term. Finance lease liabilities are recognized using the effective interest method, with interest determined as the amount that results in a constant periodic discount rate on the remaining balance of the liability. Interest associated with finance lease liabilities is recognized in interest expense, net, on the consolidated statements of operations and is included in changes in accrued expenses and other liabilities in the consolidated statements of cash flows.

At contract inception, we determine whether the contract is or contains a lease based on the terms and conditions of the contract. Lease contracts are recognized on our consolidated balance sheet as ROU assets and lease liabilities; however, we have elected not to recognize ROU assets and lease liabilities on leases with terms of one year or less. Variable lease payments that are dependent on usage, output, or may vary for other reasons are excluded from lease payments in the measurement of the ROU assets and lease liabilities and are recognized as lease expense in the period the obligation is incurred. For lease agreements entered into or reassessed after the adoption of Topic 842, we combine lease and non-lease components. The Company's vehicle and equipment leases are comprised of a single lease component.

If a lease does not provide enough information to determine the implicit interest rate in the agreements, the Company uses its incremental borrowing rate in calculating the lease liability. The Company determines its incremental borrowing rate for each lease by reference to yield rates on collateralized debt issuances, which approximates borrowings on a collateralized basis, by companies of a similar credit rating as the Company, with adjustments for differences in years to maturity and implied company-specific credit spreads.

Certain leases include renewal and termination options and the option to renew is under our sole discretion. These leases are included in the lease term in determining the ROU assets and liabilities when we are reasonably certain we will exercise the option.

The ROU asset also includes initial direct costs paid less lease incentives received from the lessor. The Company also records lease income for subleases of franchise stores to certain franchisees. Lease income from sublease rentals is recognized on a straight-line basis over the lease term.

Impairment of Long-Lived Assets

Long-lived assets that are used in operations are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable through undiscounted future cash flows. Recognition and measurement of a potential impairment is performed on assets grouped with other assets and liabilities at the lowest level where identifiable cash flows are largely independent of the cash flows of other assets and liabilities. An impairment loss is the amount by which the carrying amount of a long-lived asset or asset group exceeds its estimated fair value. Fair value is generally estimated by internal specialists based on the present value of anticipated future cash flows or, if required, with the assistance of independent third-party valuation specialists, depending on the nature of the assets or asset group.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill is recorded when the aggregate purchase price of an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. The Company's indefinite-lived intangibles are comprised of trademarks and tradenames. Management tests goodwill for impairment at the reporting unit level on the first day of the fourth quarter every year or more frequently if events or changes in circumstances indicate the asset might be impaired. If a reporting unit's carrying amount exceeds its fair value, the Company will record an impairment charge based on that difference.

In performing a quantitative test for impairment of goodwill, we primarily use the income approach method of valuation that includes the discounted cash flow method and the market approach that includes the guideline public company method to determine the fair value of goodwill and indefinite-lived intangible assets. Significant assumptions used by management in estimating fair value under the discounted cash flow model include revenue growth rates, terminal growth rates, discount rates, and EBITDA margins. Other assumptions include operating expenses, overhead expenses, tax depreciation, and capital expenditures. Assumptions used to determine fair value under the guideline public company method include the selection of guideline companies and the valuation multiples applied.

In the process of performing a quantitative test of our trade name intangible assets, we primarily use the relief of royalty method under the income approach method of valuation. Significant assumptions used to determine fair value under the relief of royalty method include future trends in sales, a royalty rate, and a discount rate to be applied to the forecast revenue stream.

There is an inherent degree of uncertainty in preparing any forecast of future results. Future trends in system-wide sales are dependent to a significant extent on national, regional, and local economic conditions. Any decreases in customer traffic or average repair order due to these or other reasons could reduce gross sales at franchise locations, resulting in lower royalty and other payments from franchisees, as well as lower sales at company-operated locations. This could reduce the profitability of franchise locations, potentially impacting the ability of franchisees to make royalty payments owed to us when due, which could adversely impact our current cash flow from franchise operations and company-operated sites.

The determination of an indefinite life is subject to reassessment if changes in facts and circumstances indicate the period of benefit has become finite.

Refer to Note 7 for information regarding goodwill and intangible impairment charges recorded during the years ended December 30, 2023 and December 31, 2022.

Definite Lived Intangible Assets

The Company's definite lived intangible assets are comprised primarily of trademarks, franchise agreements, license agreements, membership agreements, customer relationships, and developed technology.

Intangible assets with definite lives are being amortized on a straight-line basis over the estimated useful life of each asset as follows:

	Estimated Useful Life
Tradenames	2 to 3 years
Franchise agreements	3 to 30 years
License agreements	7 to 19 years
Membership agreements	7 to 9 years
Customer relationships	13 to 16 years
Developed technology	5 to 8 years

The lives of definite lived intangibles are reviewed and reduced if changes in their planned use occurs. If changes in the assets planned use is identified, management reviews the useful life and carrying value of the asset to assess the recoverability of the assets if facts and circumstances indicate the carrying value may not be recoverable. The recoverability test requires management to compare the undiscounted cash flows expected to be generated by the intangible asset or asset group to the carrying value. If the carrying amounts of the intangible asset is not recoverable on an undiscounted cash flow basis, an impairment charge is recognized to the extent the carrying value exceeds its fair value.

Management reviews business combinations to identify intangible assets, which are typically tradenames and customer relationships, and value the assets based on information and assumptions available to us at the date of purchase utilizing income and market approaches to determine fair value.

Assets Held for Sale

Assets currently available for sale and expected to be sold within one year are classified as assets held for sale on the consolidated balance sheets. During the year ended December 30, 2023, the Company transferred $301 million of assets from property and equipment to assets held for sale. Refer to Note 7 for additional information. There were no assets designated as held for sale as of December 31, 2022.

Accrued Liabilities

Included within accrued expenses and other liabilities on the consolidated balance sheet were $50 million and $58 million of accrued payroll, bonus, and benefits at December 30, 2023 and December 31, 2022, respectively.

Derivative instruments

We utilize derivative financial instruments to manage our interest rate and foreign exchange exposure. For derivatives instruments where we have not elected hedge accounting, the change in fair value is recognized in earnings. For derivative instruments where we have elected hedge accounting, the changes in the derivative and the hedged item attributable to the hedged risks are recognized in the same line within our consolidated statement of operations. For derivatives designated as cash flow hedges, changes in the fair value of the derivative is initially recorded in accumulated other comprehensive income (loss) and subsequently recorded to the statement of operations when the hedged item impacts earnings. Derivatives designated as hedge accounting are assessed at inception and on an ongoing basis whether the instrument is, and will continue to be, highly effective in offsetting cash flow or fair value of the hedged item and whether it remains probable the forecasted transaction will occur. Changes in the fair value for derivative instruments that do not qualify as hedge accounting are recognized in the consolidated statement of operations. Refer to Note 12 for additional information regarding our derivative assets and liabilities.

Revenue Recognition

Franchise royalties and fees

Franchisees are required to pay an upfront license fee prior to the opening of a location. The initial license payment received is recognized ratably over the life of the franchise agreement. Franchisees will also pay continuing royalty fees, at least monthly, based on a percentage of the store level retail sales or a flat amount, depending on the brand. The royalty income is recognized as the underlying sales occur. In addition to the initial fees and royalties, the Company also recognizes revenue associated with development fees charged to franchisees, which are recognized as income over the life of the associated franchise agreement. Development fees relate to the right of a franchisee to open additional locations in an agreed upon territory.

Company-operated store sales

Company-operated store sales are recognized, net of sales discounts, upon delivery of services and the service-related product. Customers also have the ability to purchase car wash club memberships that allow a customer unlimited washes for the duration of the membership. The Company recognizes revenue from these membership programs on a straight-line basis over the membership term. Sales proceeds for gift cards are recognized as a contract liability; the liability is reduced and revenue is recognized when the gift card is subsequently redeemed for services. Breakage on unredeemed gift card balances is estimated and recognized as revenue using the proportional method based on historical redemption patterns.

The states and municipalities in which the Company operates impose sales tax on all of the Company's nonexempt revenue. The Company collects the sales tax from its customers and remits the entire amount to the appropriate taxing authority. The Company's policy is to exclude the tax collected and remitted from net revenue and direct costs. The Company accrues sales tax liabilities as it records sales, maintaining the amount owed to the taxing authorities in accrued expenses and other liabilities on the consolidated balance sheets.

Independently-operated store sales and expenses

Independently-operated store sales and expenses consist of our car wash sites outside North America. The Company is primarily responsible for fulfilling its performance obligation of providing car wash and other vehicle cleaning services but engages a third-party to provide site labor and operate these stores on its behalf. The Company pays a commission to these third-parties to perform this service. Revenue from car washes at these locations is recorded in independently-operated store sales at the time the service is performed, while the commissions paid to the third-parties are recorded in independently-operated store expenses.

Advertising contributions

Franchised and company-operated stores are generally required to contribute advertising dollars according to the terms of their respective contract (typically based on a percentage of sales) that are used for, among other activities, advertising the brand on a national and local basis, as determined by the brand's franchisor. The Company's franchisees make their contributions to a marketing fund which in turn administers and distributes their advertising contributions directly to the franchisor. This advertising fee revenue is recognized as the underlying sales occur. Advertising expenses are recorded as incurred. Revenues and expenses related to these advertising collections and expenditures are reported on a gross basis in the consolidated statements of operations. The assets related to the advertising fund are considered restricted and disclosed as such on the Company's consolidated balance sheets.

Any excess or deficiency of advertising fee revenue compared to advertising expenditures is recognized in the fourth quarter of the Company's fiscal year. Any excess of revenue over expenditures is recognized only to the extent of previously recognized deficits. When advertising revenues exceed the related advertising expenses and there is no recovery of a previously recognized deficit of advertising revenues, advertising costs are accrued up to the amount of revenues.

Supply and other revenue

Supply and other revenue includes revenue related to product sales, vendor incentive revenue, insurance licensing fees, store leases, software maintenance fees, and automotive training services revenue. Supply and other revenue is recognized once title of goods is transferred to franchisees or other independent parties, as the sales of the related products occur, or ratably. Vendor incentive revenue is recognized as sales of the related product occur. Insurance licensing fee revenue is generated when the Company is acting as an agent on behalf of its franchisees and is recognized once title of goods is transferred to franchisees. The insurance license revenue is presented net of any related expense with any residual revenue reflecting the management fee the Company charges for the program. Store lease revenue is recognized ratably over the underlying property lease term. Software maintenance fee revenue is recognized monthly in connection with providing and servicing software. Automotive training services are provided to third party shop owner/operators in accordance with agreed upon contract terms. These contracts may be for one-time shop visits or agreements to receive access to education and training programs for multiple years. For one-time shop visits, revenue is recognized at the time the service is rendered. For the multi-year education and training contracts, revenue is recognized ratably over the contract term.

Assets Recognized from the Costs to Obtain a Contract with a Customer:

The Company has elected a practical expedient to expense costs as incurred for costs to obtain a contract when the amortization period would have been one year or less. The Company records contract assets, included in deferred commissions on the accompanying consolidated balance sheets, for the incremental costs of obtaining a contract with a customer if we expect the benefit of those costs to be longer than one year and if such costs are material. Commission expenses, a primary cost associated

with the sale of franchise licenses, are amortized to selling, general and administrative expenses in the consolidated statements of operations ratably over the life of the associated franchise agreement.

Contract Balances

The Company generally records a contract liability when cash is provided for a contract with a customer before the Company has completed its contractual performance obligation. This includes cash payments for initial franchise fees as well as upfront payments on store owner consulting and education contracts. Franchise fees and shop owner consulting contract payments are recognized over the life of the agreement, which range from five to 20 and three to four year terms, respectively.

Company-Operated Store Expenses

Company-operated store expenses consist of payroll and benefit costs for employees at company-operated locations, as well as rent, costs associated with procuring materials from suppliers, and other store-level operating costs. The Company receives volume rebates based on a variety of factors which are included in accounts receivable on the accompanying consolidated balance sheets and accounted for as a reduction of company-operated store expenses as they are earned. Sales discounts received from suppliers are recorded as a reduction of the cost of inventory. Advanced rebates are included in accrued expenses and other liabilities on the accompanying consolidated balance sheets and are accounted for as a reduction of company-operated store expenses as they are earned over the term of the supply agreement. In addition, the Company includes subleasing expense associated with the subleasing of store buildings to franchisees within supply and other expenses in the consolidated statements of operations.

Store Opening Costs

Store opening costs consist of employee, facility, and grand opening marketing costs that company-operated stores incur prior to opening. The Company typically incurs store opening costs when opening new company-operated stores and when converting independently branded, acquired company-operated stores to one of its brands. These expenses are charged to expense as incurred.

Equity-based Compensation

The Company recognizes expense related to equity-based compensation awards over the service period (generally the vesting period) in the consolidated financial statements based on the estimated fair value of the award on the grant-date. Forfeitures are accounted for as they occur.

Shares Repurchased

We record shares repurchased on their trade date and reduce shareholders' equity and increase accounts payable on the accompanying consolidated balance sheets. Shares repurchased are retired, and the excess of repurchase price over the par value of the shares is charged to retained earnings.

Fair Value of Financial Instruments

Financial assets and liabilities are categorized, based on the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to the quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. Observable market data, when available, is required to be used in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

The Company classifies and discloses assets and liabilities carried at fair value in one of the following three categories:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3: Inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The Company estimates the fair value of financial instruments using available market information and appropriate valuation methodologies. The carrying amount for cash and cash equivalents, restricted cash, accounts receivable, inventory, other current

assets, accounts payable and accrued expenses approximate fair value because of their short maturities. The notes receivable carrying value also approximates fair value due to interest rates that approximate market rates for agreements with similar maturities and credit quality. The fair value of the Company's foreign currency derivative instruments is derived from valuation models, which use Level 2 observable inputs such as quoted market prices, interest rates, and forward yield curves. The fair value of long-term debt is estimated based on Level 2 inputs using discounted cash flows and market-based expectations for interest rates, credit risk and contractual terms of the debt agreements.

Financial assets and liabilities measured at fair value on a recurring basis as of December 30, 2023 and December 31, 2022 are summarized as follows:

Items Measured at Fair Value at December 30, 2023

(in thousands)	Level 1	Level 2	Total
Derivative assets, recorded in other assets	—	285	285
Derivative liabilities, recorded in accrued expenses and other liabilities	—	493	493

Items Measured at Fair Value at December 31, 2022

(in thousands)	Level 1	Level 2	Total
Mutual fund investments held in rabbi trust	$ 758	$ —	$ 758
Derivative assets, recorded in prepaid and other assets	—	158	158
Derivative assets, recorded in other assets	—	2,148	2,148
Derivative liabilities, recorded in accrued expenses and other liabilities	—	5,005	5,005

The carrying value and estimated fair value of total long-term debt were as follows:

	December 30, 2023		December 31, 2022	
(in thousands)	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Long-term debt	$ 2,977,996	$ 2,800,011	$ 2,784,175	$ 2,477,456

Income Taxes

The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effects on deferred tax assets and liabilities of subsequent changes in the tax laws and rates are recognized in income during the year the changes are enacted.

In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized on the consolidated financial statements from such positions are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with tax authorities. The Company records any interest and penalties associated as additional income tax expense in the consolidated statements of operations.

Deferred Financing Costs

The costs related to the issuance of debt are presented in the accompanying balance sheets as a direct deduction from the carrying amount of that debt or within other assets for deferred financing costs associated with the Revolving Credit Facility and amortized over the terms of the related debt agreements as interest expense using the effective interest method.

Insurance Reserves

The Company is partially self-insured for employee medical coverage. The Company records a liability for the ultimate settlement of claims incurred as of the balance sheet date based upon estimates provided by the third-party that administers the

claims on the Company's behalf. The Company also reviews historical payment trends and knowledge of specific claims in determining the reasonableness of the reserve. Adjustments to the reserve are made when the facts and circumstances of the underlying claims change. If the actual settlements of the medical claims are greater than the estimated amount, additional expense will be recognized.

Foreign Currency Translation

We translate assets and liabilities of non-U.S. operations into U.S. dollars at rates of exchange in effect at the balance sheet date, and revenues and expenses at the average exchange rates prevailing during the period. Resulting translation adjustments are recorded as a separate component of other comprehensive income (loss). Transactions resulting in foreign exchange gains and losses are included in the consolidated statements of operations.

Recently Issued Accounting Standards

In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*. This ASU provides optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. In response to the concerns about structural risks of interbank offered rates and, particularly, the risk of cessation of LIBOR, regulators in several jurisdictions around the world have undertaken reference rate reform initiatives to identify alternative reference rates that are more observable or transaction based and less susceptible to manipulation. The ASU provides companies with optional guidance to ease the potential accounting burden associated with transitioning away from reference rates that are expected to be discontinued. This guidance is effective immediately and the amendments may be applied prospectively through December 31, 2024. On June 2, 2023, the Company entered into a loan amendment to transition our LIBOR-based loans to the Secured Overnight Financing Rate ("SOFR"). The amendment went into effect on July 1, 2023 and did not have a material impact on the loans affected.

In November 2023, the FASB issued ASU 2023-07, *Improvements to Reportable Segment Disclosures*. The standard enhances segment disclosure requirements of significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") to assist in understanding how segment expenses and operating results are evaluated. The new standard does not change the definition or aggregation of operating segments. The standard also expands the interim disclosure requirements on a retrospective basis. This ASU is effective for annual periods beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Company is evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures*. This ASU improves the transparency of income tax disclosures, including consistent categories and greater disaggregation of information in the tax rate reconciliation as well as disaggregation of income taxes paid by jurisdiction. This ASU is effective for annual periods beginning after December 15, 2024, with early adoption permitted for annual financial statements that have not yet been issued or made available for issuance. The Company is evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

Note 3—Acquisitions and Dispositions

The Company strategically acquires companies and assets to increase its footprint and offer products and services that diversify its existing offerings, primarily through asset purchase agreements. These acquisitions are accounted for as business combinations using the acquisition method, whereby the purchase price is allocated to the assets acquired and liabilities assumed, based on their fair values as of the date of the acquisition with the remaining amount recorded in goodwill.

2023 Acquisitions

The Company completed six acquisitions in the Maintenance segment during the year ended December 30, 2023, representing six sites. The aggregate cash consideration for these acquisitions, net of cash acquired and liabilities assumed, was approximately $9 million.

The Company completed three acquisitions in the Car Wash segment during the year ended December 30, 2023, representing four sites. The aggregate cash consideration for these acquisitions, net of cash acquired and liabilities assumed, was approximately $15 million.

The Company completed two acquisitions in the Paint, Collision & Glass segment during the year ended December 30, 2023, representing two sites. The aggregate cash consideration for these acquisitions, net of cash acquired and liabilities assumed, was approximately $6 million.

The Company estimated the fair value of acquired assets and liabilities as of the date of acquisition based on information currently available. As the Company finalizes the fair value of assets acquired and liabilities assumed, additional purchase price adjustments may be recorded during the measurement period. The provisional amounts for assets acquired and liabilities assumed for the 2023 acquisitions are as follows:

2023 Maintenance Segment

(in thousands)		**Maintenance**
Assets:		
Operating lease right-of-use assets	$	3,693
Property and equipment, net		3,855
Assets acquired		**7,548**
Liabilities:		
Accrued expenses and other liabilities		275
Operating lease liabilities		3,394
Total liabilities assumed		**3,669**
Cash consideration, net of cash acquired		8,108
Deferred consideration		490
Total consideration, net of cash acquired	$	**8,598**
Goodwill	$	**4,719**

2023 Car Wash Segment

(in thousands)		**Car Wash**
Assets:		
Operating lease right-of-use assets	$	1,249
Property and equipment, net		11,181
Deferred tax asset		17
Assets acquired		**12,447**
Liabilities:		
Accrued expenses and other liabilities		11
Operating lease liabilities		1,220
Total liabilities assumed		**1,231**
Cash consideration, net of cash acquired		15,293
Deferred consideration		25
Total consideration, net of cash acquired	$	**15,318**
Goodwill	$	**4,102**

2023 Paint, Collision & Glass Segment

(in thousands)		Paint, Collision & Glass
Assets:		
Inventory	$	35
Property and equipment, net		667
Assets acquired		**702**
Cash consideration, net of cash acquired		4,947
Deferred consideration		695
Total consideration, net of cash acquired	**$**	**5,642**
Goodwill	**$**	**4,940**

Goodwill represents the excess of the consideration paid over the fair value of net assets acquired and includes the expected benefit of synergies within the existing segments and intangible assets that do not qualify for separate recognition. Goodwill, which was allocated to the Car Wash, Maintenance, and Paint, Collision & Glass segments, is substantially all deductible for income tax purposes.

2022 Acquisitions

The Company completed 22 acquisitions in the Car Wash segment during the year ended December 31, 2022, representing 35 sites, which were deemed to be business combinations. The aggregate cash consideration for these acquisitions, net of cash acquired, was approximately $350 million. On June 14, 2022, the Car Wash segment acquired Jimmy Clean Car Wash, which was comprised of 3 sites for a total consideration of $32 million. On July 6, 2022, the Car Wash segment acquired Speedy Shine Express Car Wash, which was comprised of 2 sites for a total consideration of $34 million. On October 5, 2022, the Car Wash segment acquired Quick & Clean Car Wash, which was comprised of 4 sites for a total consideration of $38 million.

The Company completed 6 acquisitions in the Maintenance segment during the year ended December 31, 2022, representing 14 sites, each individually immaterial, which were deemed to be business combinations. The aggregate cash consideration for these acquisitions, net of cash acquired and liabilities assumed, was $25 million.

The Company completed 10 acquisitions in the Paint, Collision & Glass segment during the year ended December 31, 2022 representing 174 sites, which were deemed to be business combinations. The aggregate cash consideration for these acquisitions, net of cash acquired, was $406 million. On December 30, 2021 the Company acquired AGN, which was comprised of 79 sites at the time of the Company's acquisition, for a total consideration of $171 million. The purchase price allocation resulted in the recognition of $49 million of intangible assets, $37 million of which was a trade name intangible asset. The fair value of the acquired trade name was estimated using an income approach, specifically, the relief-from-royalty method. The Company utilized assumptions with respect to forecasted sales, the discount rate, and the royalty rate in determining the fair value of the acquired trade name. The purchase price allocation was considered complete for AGN as of December 31, 2022. On April 28, 2022, the Company acquired All Star Glass ("ASG"), which was comprised of 31 sites at the time of the acquisition for a total consideration of $36 million. On July 6, 2022, the Company acquired K&K Glass, which was comprised of 8 sites for a total consideration of $40 million. On July 27, 2022, the Company acquired Jack Morris Auto Glass, which was comprised of 9 sites for a total consideration of $54 million. On September 8, 2022, the Company acquired Auto Glass Fitters Inc., which was comprised of 24 sites for a total consideration of $72 million. The Company amortizes the customer list intangibles and definite lived trade name over their estimated remaining lives of 13 years, and 1 year, respectively.

2022 Car Wash Segment

The provisional amounts for assets acquired and liabilities assumed for the 2022 Car Wash acquisitions are as follows:

(in thousands)	Quick & Clean Car Wash		Speedy Shine Express Car Wash		Jimmy Clean Car Wash		All Other Car Wash		Total Car Wash
Assets:									
Property and equipment, net	$	28,220	$	16,200	$	21,740	$	172,178	$	238,338
Deferred tax assets		335		12		64		2,831		3,242
Total assets acquired		**28,555**		**16,212**		**21,804**		**175,009**		**241,580**
Liabilities:									
Accrued expenses and other liabilities		9		8		110		444		571
Total liabilities assumed		**9**		**8**		**110**		**444**		**571**
Cash Consideration, net of cash acquired		36,851		32,495		31,890		239,758		340,994
Deferred Consideration		1,140		1,005		—		6,846		8,991
Total Consideration, net of cash acquired	$	**37,991**	$	**33,500**	$	**31,890**	$	**246,604**	$	**349,985**
Goodwill	$	**9,445**	$	**17,296**	$	**10,196**	$	**72,039**	$	**108,976**

2022 Paint, Collision & Glass Segment

The provisional amounts for assets acquired and liabilities assumed for the 2022 Paint, Collision & Glass acquisitions are as follows:

(in thousands)	Auto Glass Fitters Inc.	Jack Morris Auto Glass	K&K Glass	All Star Glass	Auto Glass Now	All Other Paint, Collision & Glass	Total PC&G
Assets:							
Accounts and notes receivable, net	$ 5,264	$ 1,162	$ —	$ 2,349	$ —	$ 832	$ 9,607
Inventory	134	1,150	1,067	546	—	1,518	4,415
Prepaid and other assets	64	70	—	119	—	14	267
Property and equipment, net	417	418	1,553	568	1,064	1,628	5,648
Operating lease right-of-use assets	1,016	1,558	587	5,943	11,177	2,865	23,146
Intangibles, net	20,600	16,100	16,600	8,500	49,100	—	110,900
Deferred tax assets	—	—	—	—	—	84	84
Total assets acquired	**27,495**	**20,458**	**19,807**	**18,025**	**61,341**	**6,941**	**154,067**
Liabilities:							
Accounts payable	2,010	630	—	1,825	—	229	4,694
Accrued expenses and other liabilities	817	644	195	2,152	1,932	768	6,508
Current portion of long term debt	—	—	—	10	31	—	41
Long-term debt	—	—	—	21	89	—	110
Operating lease liabilities	262	1,030	392	4,223	8,229	2,024	16,160
Deferred tax liabilities	375	19	—	—	—	—	394
Total liabilities assumed	**3,464**	**2,323**	**587**	**8,231**	**10,281**	**3,021**	**27,907**
Cash Consideration, net of cash acquired	56,044	48,386	40,056	36,342	170,629	30,209	381,666
Deferred Consideration	16,025	5,400	—	—	—	3,400	24,825
Total Consideration, net of cash acquired	**$ 72,069**	**$ 53,786**	**$ 40,056**	**$ 36,342**	**$ 170,629**	**$ 33,609**	**$ 406,491**
Goodwill	**$ 48,038**	**$ 35,651**	**$ 20,836**	**$ 26,548**	**$ 119,569**	**$ 29,689**	**$ 280,331**

2022 Maintenance Segment

The provisional amounts for assets acquired and liabilities assumed for the 2022 Maintenance acquisitions are as follows:

(in thousands)		Maintenance
Assets:		
Inventory	$	362
Property and equipment, net		5,040
Operating lease right-of-use assets		10,323
Deferred tax assets		844
Total assets acquired		**16,569**
Liabilities:		
Accrued expenses and other liabilities		792
Operating lease liabilities		9,402
Total liabilities assumed		**10,194**
Cash Consideration, net of cash acquired		22,849
Deferred Consideration		2,068
Total Consideration, net of cash acquired	$	**24,917**
Goodwill	$	**18,542**

Goodwill represents the excess of the consideration paid over the fair value of net assets acquired and includes the expected benefit of synergies within the existing segments and intangible assets that do not qualify for separate recognition. Goodwill, which was allocated to the Car Wash, Maintenance, and Paint, Collision & Glass segments, is substantially all deductible for income tax purposes.

Immaterial purchase price adjustments were recorded during the current year relating to 2022 acquisitions within their respective one year period. Purchase accounting allocations are complete for all 2022 acquisitions as of December 30, 2023.

The following table presents financial information regarding the 2022 Car Wash segment and Paint, Collision & Glass segment acquisitions included in our consolidated statements of operations from the date of acquisition through December 31, 2022 under the heading "Actual from acquisition date in 2022." The following tables also present supplemental pro-forma information as if the acquisitions had occurred at the beginning of fiscal year 2021. The pro-forma information does not necessarily reflect the results of operations that would have occurred had the acquisitions occurred at the beginning of 2021. Cost savings are also not reflected in the pro-forma amounts for the years ended December 31, 2022 and December 25, 2021.

								Pro-forma for Year Ended			
								December 31, 2022		December 25, 2021	
		Actual from acquisition date in 2022						Driven Brands Holdings Consolidated Pro-forma		Driven Brands Holdings Consolidated Pro-forma	
(in thousands)		Car Wash Acquisitions		Glass Acquisitions		Car Wash & Glass Acquisitions					
Revenue	$	21,526	$	157,498	$	179,024	$	2,172,185	$	1,764,435	
Net income attributable to Driven Brands Holdings Inc.	$	5,598	$	22,885	$	28,483	$	66,249	$	61,539	

2021 Acquisitions

The Company completed 38 acquisitions in the Car Wash segment, representing 110 car wash sites and were deemed to be business combinations, during the year ended December 25, 2021. The aggregate cash consideration for these acquisitions, net of cash acquired, was $732 million.

The Company completed 2 acquisitions representing 12 collision sites, each individually immaterial, which are included within the Company's Paint, Collision & Glass segment during the year ended December 25, 2021 and were deemed to be business combinations. The aggregate cash consideration for these acquisitions, net of cash acquired, was $33 million.

The Company also completed 8 acquisitions in the Maintenance segment representing 13 maintenance sites, each individually immaterial, during the year ended December 25, 2021 and were deemed to be business combinations. The aggregate cash consideration for these acquisitions, net of cash acquired, was $37 million.

Deferred Consideration and Transaction Costs

Deferred consideration is typically paid six months to one-year after the acquisition closing date once all conditions under the purchase agreement have been satisfied. Included in the total consideration amounts above for the acquisitions in 2023 was $1 million of consideration not paid on the closing date. The Company had $3 million and $35 million of deferred consideration related to acquisitions at December 30, 2023 and December 31, 2022, respectively. The Company paid $33 million and $16 million of deferred consideration related to prior acquisitions during the years ended December 30, 2023 and December 31, 2022, respectively. Deferred consideration is recorded within investing activities at the time of payment.

The Company incurred less than $1 million, $4 million, and $3 million of transaction costs during the years ended December 30, 2023, December 31, 2022, and December 25, 2021 respectively. In addition, during the year ended December 25, 2021 the Company recorded a $4 million benefit to acquisition costs in the consolidated statements of operations related to the reversal of a liability previously recorded for a 2020 acquisition related to contingent consideration that was deemed to be remote.

Dispositions

On September 12, 2022, the Company disposed of CARSTAR franchise sites from within the Paint, Collision & Glass segment for consideration of $17 million. As a result of the sale, a $12 million gain was recognized within selling, general, and administrative expenses during the year ended December 31, 2022. The Company allocated $3 million of goodwill as part of the sale.

Note 4—Accounts and Notes Receivable, Net

The balance on the consolidated balance sheets are amounts primarily related to customers, vendors and franchisees. As of December 30, 2023 and December 31, 2022, the gross amount of current accounts and notes receivable were $163 million and $198 million, respectively. The current allowance for credit losses for these periods were $12 million and $18 million, respectively. The gross amount of non-current notes receivable was $4 million, as of December 30, 2023 and December 31, 2022, respectively. The non-current allowance for credit losses for these periods was less than $1 million and $1 million, respectively.

The changes in the allowance for accounts and notes receivable for the year ended December 30, 2023 and December 31, 2022 were as follows:

(in thousands)		
Balance as of December 25, 2021	$	18,385
Bad debt expense		5,777
Write-off of uncollectible receivables		(4,556)
Balance at December 31, 2022	$	19,606
Bad debt expense, net of recoveries		1,938
Write-off of uncollectible receivables		(9,612)
Balance at December 30, 2023	$	11,932

Note 5—Property and Equipment

Property and equipment at December 30, 2023 and December 31, 2022 consisted of the following:

(in thousands)	December 30, 2023	December 31, 2022
Buildings	$ 644,692	$ 641,520
Land	138,240	127,613
Furniture, fixtures, and other	38,020	23,464
Computer equipment and software	88,277	41,304
Store equipment	482,132	375,595
Leasehold improvements	275,484	228,006
Finance lease ROU assets	18,446	42,984
Vehicles	9,263	8,217
Construction in progress	129,075	313,821
Total property and equipment	1,823,629	1,802,524
Less: accumulated depreciation	(385,133)	(256,786)
Total property and equipment, net	$ 1,438,496	$ 1,545,738

During the year ended December 30, 2023, the Company transferred $301 million of assets from property and equipment to assets held for sale. Refer to Note 7 for additional information.

Depreciation expense was $147 million, $120 million and $91 million for the years ended December 30, 2023, December 31, 2022, and December 25, 2021, respectively.

Note 6—Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill for the years ended December 30, 2023 and December 31, 2022 are as follows:

(in thousands)	Maintenance[1]	Car Wash[2]	Paint, Collision & Glass	Platform Services[3]	Total
Balance at December 25, 2021	$ 458,996	$ 972,255	$ 323,252	$ 155,889	$ 1,910,392
Acquisitions	18,542	108,976	280,331	—	407,849
Sale of business unit	—	(685)	(3,495)	—	(4,180)
Purchase price adjustments	—	3,860	(34)	—	3,826
Foreign exchange	(130)	(32,800)	(5,542)	(2,350)	(40,822)
Balance at December 31, 2022	$ 477,408	$ 1,051,606	$ 594,512	$ 153,539	$ 2,277,065
Acquisitions	4,719	4,102	4,940	—	13,761
Purchase price adjustments	—	—	2,324	—	2,324
Sale of business unit	(102)	—	(485)	—	(587)
Impairment	—	(850,970)	—	—	(850,970)
Foreign exchange	—	12,702	740	911	14,353
Balance at December 30, 2023	$ 482,025	$ 217,440	$ 602,031	$ 154,450	$ 1,455,946

[1] Reporting units include Maintenance-Quick Lube and Maintenance-Repair

[2] Reporting units include Car Wash International and U.S. Car Wash

[3] Reporting units include Platform-Distribution and Platform-Training

Intangible assets for the years ended December 30, 2023 and December 31, 2022 are as follows:

(in thousands)	Balance at December 30, 2023			
	Gross Carrying Value	Impairment	Accumulated Amortization	Net Carrying Value
Definite Lived Amortizable				
Franchise agreements	$ 221,996	$ —	$ (69,382)	$ 152,614
License agreements	11,998	—	(5,818)	6,180
Membership agreements	11,600	—	(6,173)	5,427
Customer relationships	129,730	—	(25,090)	104,640
Developed technology	27,250	—	(22,509)	4,741
Trademarks & other	22,311	—	(18,904)	3,407
Total definite lived amortizable	424,885	—	(147,876)	277,009
Indefinite-Lived				
Trademarks	462,393	—	—	462,393
Total	$ 887,278	$ —	$ (147,876)	$ 739,402

	Balance at December 31, 2022			
	Gross Carrying Value	Impairment	Accumulated Amortization	Net Carrying Value
Definite Lived Amortizable				
Franchise agreements	$ 222,617	$ —	$ (59,466)	$ 163,151
License agreements	11,968	—	(4,354)	7,614
Membership agreements	11,600	—	(5,480)	6,120
Customer relationships	128,127	—	(13,689)	114,438
Developed technology	25,717	—	(19,788)	5,929
Trademarks & other	26,256	—	(19,749)	6,507
Total definite lived amortizable	426,285	—	(122,526)	303,759
Indefinite-Lived				
Trademarks	587,594	(125,450)	—	462,144
Total	$ 1,013,879	$ (125,450)	$ (122,526)	$ 765,903

Amortization expense was $29 million, $27 million, and $19 million for the years ended December 30, 2023, December 31, 2022, and December 25, 2021, respectively.

Amortization expense related to definite lived intangible assets for the next five years and thereafter are as follows:

(in thousands)	Amount
2024	$ 27,265
2025	22,649
2026	22,056
2027	20,079
2028	18,942
Thereafter	166,018
Total	$ 277,009

Note 7—Asset Impairment Charges

2023 Goodwill and Asset Impairment Charges

During the year ended December 30, 2023, management performed an initial strategic review of the U.S. car wash operations, which included, but was not limited to, an evaluation of the following: store performance, the competitive landscape, revenue and expense optimization opportunities, and capital requirements. As a result of this strategic review, management approved the closure of 29 stores, halted the opening of new company-operated stores, and began marketing property and equipment for sale

that will not be utilized by the Company. These actions resulted in impairment charges of $122 million relating to property and equipment, including assets held for sale, and right-of-use assets during the year ended December 30, 2023 and the transfer of $301 million of assets from property and equipment to assets held for sale on the consolidated balance sheet as of December 30, 2023. Management expects the sale of these assets to occur over the next twelve months.

As a result of the evaluation performed above, as well as other qualitative and quantitative factors, including a decline in the stock price during the third quarter of 2023, management determined a triggering event had occurred requiring a step one quantitative analysis of the Company's goodwill and indefinite lived intangible assets as of September 30, 2023. Based on the results of our interim impairment analysis, we concluded the carrying value of the U.S. Car Wash reporting unit exceeded its fair value, and we recorded a full goodwill impairment charge of $851 million during the year ended December 30, 2023. The fair value of the remaining reporting units exceeded their carrying amounts, indicating no goodwill impairment. The fair values of each reporting unit were determined using a combination of the income approach and market approach valuation methodologies.

On October 1, 2023, the first day of the fourth quarter, the Company performed its annual impairment assessment, which did not result in additional impairments.

The Company will continue to monitor the other reporting units. Reporting units that do not perform in accordance with expectations could result in impairment charges to other reporting units in future periods, including International Car Wash and Maintenance-Repair, primarily comprised of the Meineke brand.

2022 Trade Name Impairment Charges

The Company has acquired a number of car wash businesses since 2020. As part of those acquisitions, the Company determined a fair value for each of the associated intangible assets including trade names and customer relationships. During the quarter ended June 25, 2022, the Company made the strategic decision to rebrand the majority of its U.S. car wash locations to operate under the name "Take 5 Car Wash", and therefore discontinued the use of certain car wash trade names that were previously determined to have indefinite lives. Using a projected discounted cash flow analysis based on the relief from royalty method, the fair value of the trade names was determined to be $6 million while their carrying value was $132 million. As a result, the Company recognized a $125 million impairment charge during the year ended December 31, 2022, which is reported as trade name impairment charge in the consolidated statement of operations. The transition will take approximately two and a half years to complete from the date of impairment, and therefore the remaining carrying value is being amortized over 30 months from the date of impairment.

Note 8— Revenue from Contracts with Customers

The Company records contract assets for the incremental costs of obtaining a contract with a customer if it expects the benefit of those costs to be longer than one year and if such costs are material. Commission expenses, a primary cost associated with the sale of franchise licenses, are amortized to selling, general and administrative expenses in the consolidated statements of operations ratably over the life of the associated franchise agreement.

Capitalized costs to obtain a contract as of December 30, 2023 and December 31, 2022 were $6 million and $7 million, respectively, and are presented within deferred commissions on the consolidated balance sheets. The Company recognized less than $1 million of costs during the years ended December 30, 2023 and December 31, 2022, respectively, that were recorded as a contract asset at the beginning of the periods.

Contract liabilities consist primarily of deferred franchise fees and deferred development fees. The Company had contract liabilities of $31 million and $29 million as of December 30, 2023 and December 31, 2022, respectively, which are presented within deferred revenue on the consolidated balance sheets. The Company recognized $4 million of revenue relating to contract liabilities during the year ended December 30, 2023 and December 31, 2022, respectively.

Note 9—Long-term Debt

Our long-term debt obligations consist of the following:

(in thousands)	December 30, 2023	December 31, 2022
Series 2018-1 Securitization Senior Notes, Class A-2	$ 259,188	$ 261,938
Series 2019-1 Securitization Senior Notes, Class A-2	285,000	288,000
Series 2019-2 Securitization Senior Notes, Class A-2	263,313	266,063
Series 2020-1 Securitization Senior Notes, Class A-2	168,875	170,625
Series 2020-2 Securitization Senior Notes, Class A-2	436,500	441,000
Series 2021-1 Securitization Senior Notes, Class A-2	439,875	444,375
Series 2022-1 Securitization Senior Notes, Class A-2	360,438	364,088
Revolving Credit Facility	248,000	—
Term Loan Facility	491,250	496,250
Other debt [a]	25,557	51,836
Total debt	2,977,996	2,784,175
Less: debt issuance costs	(34,511)	(45,908)
Less: current portion of long-term debt	(32,673)	(32,986)
Total long-term debt, net	$ 2,910,812	$ 2,705,281

[a] Amount primarily consists of finance lease obligations. See Note 11.

Scheduled debt repayments for the next five fiscal years and thereafter are as follows:

(in thousands)	
2024	$ 32,673
2025	285,437
2026	807,432
2027	529,472
2028	1,313,350
Thereafter	9,632
Total future repayments	$ 2,977,996

2018-1 Securitization Senior Notes

In April 2018, Driven Brands Funding, LLC (the "Issuer") issued $275 million Series 2018-1 Securitization Senior Secured Notes (the "2018-1 Senior Notes") bearing a fixed interest rate of 4.739% per annum. The 2018-1 Senior Notes have a final legal maturity date in April 2048 and an anticipated repayment date in April 2025. The 2018-1 Senior Notes are secured by substantially all assets of the Issuer and are guaranteed by the Securitization Entities. The Company capitalized $7 million of debt issuance costs related to the 2018-1 Senior Notes.

2019-1 Securitization Senior Notes

In March 2019, the Issuer issued $300 million of Series 2019-1 Securitization Senior Notes (the "2019-1 Senior Notes") bearing a fixed interest rate of 4.641% per annum. The 2019-1 Senior Notes have a final legal maturity date in April 2049 and an anticipated repayment date in April 2026. The 2019-1 Senior Notes are secured by substantially all assets of the Issuer and are guaranteed by the Securitization Entities. The Company capitalized $6 million of debt issuance costs related to the 2019-1 Senior Notes.

2019-2 Securitization Senior Notes

In September 2019, the Issuer issued $275 million Series 2019-2 Securitization Senior Secured Notes (the "2019-2 Senior Notes") bearing a fixed interest rate of 3.981% per annum. The 2019-2 Senior Notes have a final legal maturity date in October 2049 and an anticipated repayment date in October 2026. The 2019-2 Senior Notes are secured by substantially all assets of the

Issuer and are guaranteed by the Securitization Entities. The Company capitalized $6 million of debt issuance costs related to the 2019-2 Senior Notes.

Series 2019-3 Variable Funding Securitization Senior Notes

In December 2019, the Issuer issued Series 2019-3 Variable Funding Senior Notes (the "2019 VFN") in the revolving amount of $115 million. The 2019 VFN have a final legal maturity date in January 2050. The commitment under the 2019 VFN was set to expire in July 2022, with the option of three one-year extensions. In July 2023, the Company exercised the second of three one-year extension options. The 2019 VFN are secured by substantially all assets of the Issuer and are guaranteed by the Securitization Entities. As of July 1, 2023, borrowings incur interest at the Base Rate plus an applicable margin or Secured Overnight Financing Rate ("SOFR") plus an applicable term adjustment. The Company capitalized $1 million of debt issuance costs related to the 2019-3 VFN. No amounts were outstanding under the 2019 VFN as of December 30, 2023 and December 31, 2022. As of December 30, 2023, there were $24.5 million of outstanding letters of credit that reduced the borrowing availability under the 2019 VFN.

2020-1 Securitization Senior Notes

In July 2020, Driven Brands Funding, LLC and Driven Brands Canada Funding Corporation (together, the "Co-Issuers"), each wholly owned indirect subsidiaries of the Company, issued $175 million 2020-1 Securitization Senior Notes (the "2020-1 Senior Notes") bearing a fixed interest rate of 3.786% per annum. The 2020-1 Senior Notes have a final legal maturity date in July 2050 and an anticipated repayment date in July 2027. The 2020-1 Senior Notes are secured by substantially all assets of the Co-Issuers and are guaranteed by the Canadian Co-Issuer and various subsidiaries of the Canadian Co-Issuer. The Company capitalized $11 million of debt issuance costs related to the 2020-1 Senior Notes.

2020-2 Securitization Senior Notes

In December 2020, the Co-Issuers issued $450 million 2020-2 Securitization Senior Notes (the "2020-2 Senior Notes") bearing a fixed interest rate of 3.237% per annum. The 2020-2 Senior Notes have a final legal maturity date in January 2051; and an anticipated repayment date in January 2028. The 2020-2 Senior Notes are secured by substantially all assets of the Co-Issuers and are guaranteed by the Securitization Entities. The Company capitalized $8 million of debt issuance costs related to the 2020-2 Senior Notes.

2021-1 Securitization Senior Notes

In September 2021, the Co-Issuers issued $450 million of 2021-1 Securitization Senior Notes (the "2021-1 Senior Notes") bearing a fixed interest rate of 2.791% per annum. The 2021-1 Senior Notes have a final legal maturity date in October 2051 and an anticipated repayment date in October 2028. The 2021-1 Senior Notes are secured by substantially all assets of the Co-issuers and are guaranteed by the Securitization Entities. The Company capitalized $10 million of debt issuance costs related to the 2021-1 Senior Notes.

2022-1 Securitization Senior Notes

In October 2022, the Co-Issuers issued $365 million of 2022-1 Securitization Senior Notes (the "2022-1 Senior Notes"), bearing a fixed interest rate of 7.393% per annum. The 2022-1 Senior Notes have a final legal maturity date in October 2052, and an anticipated repayment date in October 2027. The 2022-1 Senior Notes are secured by substantially all assets of the Co-issuers and are guaranteed by the Securitization Entities. In conjunction with the issuance of the 2022-1 Senior Notes, the Co-Issuers also issued Series 2022-1 Class A-1 Notes in the amount of $135 million, which can be accessed at the Issuer's option if certain conditions are met. The Company capitalized $7 million of debt issuance costs related to the 2022-1 Senior Notes.

Credit Agreement

Revolving Credit Facility

In May 2021, Driven Holdings, LLC, ("the Borrower") a Delaware limited liability company and indirect wholly-owned subsidiary of Driven Brands Holdings Inc., entered into a credit agreement to secure a revolving line of credit with a group of financial institutions ("Revolving Credit Facility"), which provides for an aggregate amount of up to $300 million, and has a maturity date in May 2026 ("Credit Agreement"). On June 2, 2023, the Credit Agreement was amended pursuant to which, as of July 1, 2023, borrowings incur interest at the Base Rate plus an applicable margin or SOFR plus an applicable term adjustment. The Revolving Credit Facility also includes periodic commitment fees based on the available unused balance and a quarterly administrative fee.

As of December 30, 2023, the Company had an outstanding balance of $248 million on the Revolving Credit Facility.

Term Loan Facility

In December 2021, the Borrower amended the Credit Agreement to provide for a new term loan credit facility (the "Term Loan Facility"), which has an initial aggregate commitment of $500 million, with loans and other extensions of credit thereunder maturing in December 2028. The Company capitalized $9 million of debt issuance costs related to the Term Loan Facility. On June 2, 2023, the Credit Agreement was amended pursuant to which, as of July 1, 2023, borrowings incur interest at the Base Rate plus an applicable margin or SOFR plus an applicable term adjustment. Starting with the second full calendar quarter after the funding of the Term Loan Facility, the Term Loan Facility requires scheduled quarterly payments in amounts equal to 0.25% of the original aggregate principal amount of the Term Loan Facility, with the balance due at maturity.

Car Wash Senior Credit Facilities

As part of the ICWG acquisition in 2020, the Company assumed $532 million of First Lien Term Loan debt. The loan was paid off in January 2021, and as a result the remaining unamortized discount was written-off and included loss on debt extinguishment in the consolidated statement of operations in the first quarter of 2021. In addition, the Company also assumed $175 million of Second Lien Term Loan debt. The loan was paid off in January 2021, and as result the remaining unamortized discount was written-off and included loss on debt extinguishment in the consolidated statement of operations in the first quarter of 2021. The Company also assumed a first lien revolving credit facility from ICWG, the outstanding balance of $18 million was paid off in January 2021 and the credit facility was terminated.

Guarantees and Covenants of the Notes

Substantially all of the assets of the Company, including most of the domestic and certain of the foreign revenue-generating assets, which principally consist of franchise-related agreements, certain company-operated stores, certain product distribution agreements, intellectual property and license agreements for the use of intellectual property, are owned by subsidiaries of the Borrower and the Issuer, and are pledged to secure the Notes and indebtedness under the Credit Agreement (together the "Indebtedness"). The restrictions placed on the Issuer and its subsidiaries require that interest and principal (if any) on the Securitization Notes be paid prior to any residual distributions to the Company, and amounts are segregated weekly to ensure appropriate funds are reserved to pay the quarterly interest and principal (if any) amounts due. The amount of weekly cash flow that exceeds all expenses and obligations of the Issuer and its subsidiaries (including required reserve amounts) is generally remitted to the Company in the form of a dividend.

The Company's Indebtedness is subject to certain quantitative covenants related to debt service coverage and leverage ratios. In addition, the agreements related to the Indebtedness also contain various affirmative and negative operating and financial reporting covenants, which are customary for such debt instruments. These covenants, among other things, limit the ability of the Issuer and its subsidiaries to sell assets; engage in mergers, acquisitions, and other business combinations; declare dividends or redeem or repurchase capital stock; incur, assume, or permit to exist additional indebtedness or guarantees; make loans and investments; incur liens; and enter into transactions with affiliates. In the event that certain covenants are not met, the Indebtedness may become fully due and payable on an accelerated schedule. In addition, the Borrower and the Issuer may voluntarily prepay, in part or in full subject to certain pre-payment premiums or make-whole obligations.

As of December 30, 2023, the Co-Issuers were in material compliance with all covenants under the agreements discussed above.

Driven Brands Holdings Inc. has no material separate cash flows or assets or liabilities as of December 30, 2023. All business operations are conducted through its operating subsidiaries and it has no material independent operations. Driven Brands Holdings Inc. has no other material commitments or guarantees. As a result of the restrictions described above, certain of the subsidiaries' net assets are effectively restricted in their ability to be transferred to Driven Brands Holdings Inc. as of December 30, 2023.

Note 10—Segment Information

The Company's worldwide operations are comprised of the following reportable segments: Maintenance, Car Wash, Paint, Collision & Glass, and Platform Services.

The Maintenance segment is primarily composed of the Take 5 Oil and Meineke brands, and revenue is primarily derived from the performance of maintenance services, including oil changes and regularly scheduled and as-needed automotive maintenance services and vehicle component repair and replacement. Maintenance segment revenue also includes franchise royalties and fees and supply and other product sales.

The Paint, Collision & Glass segment is primarily composed of the ABRA, CARSTAR, Fix Auto, Maaco, AGN, and Uniban brands and services both retail and commercial customers such as commercial fleet operators and insurance carriers. Paint,

Collision & Glass includes revenue derived from license and royalty fees paid by franchisees, glass replacement, calibration, and collision service revenue derived from company-operated locations, and supply and other product sales.

The Platform Services segment is primarily composed of the 1-800 Radiator & A/C, PH, Spire Supply, Driven Advantage, and ATI businesses. Platform Services revenue is primarily derived from the sale of supplies and other products, as well as automotive training services and franchise license and royalty fees paid by franchisees.

The Car Wash segment primarily operates under the IMO brand across Europe and Australia and the Take 5 Car Wash brand in the U.S., providing express-style conveyor car wash services to both retail and commercial customers.

In addition to the reportable segments, the Company's consolidated financial results include "Corporate and Other" activity. Corporate and Other incurs costs related to the advertising revenues and expenses and shared service costs, which are related to finance, IT, human resources, legal, supply chain, and other support services. Corporate and Other activity includes the adjustments necessary to eliminate certain intercompany transactions, namely sales by the Platform Services segment to the Paint, Collision & Glass and Maintenance segments.

The accounting policies applicable to each segment are generally consistent with those used in the consolidated financial statements. The Company's Chief Operating Decision Maker evaluates the performance of its segments and allocates resources to them based on Segment Adjusted EBITDA, which is defined as earnings before interest expense, net, income tax expense, and depreciation and amortization, with further adjustments for acquisition-related costs, cloud computing amortization, equity compensation, store opening costs, loss on debt extinguishment and certain non-recurring, non-core, infrequent or unusual charges. Segment Adjusted EBITDA is a supplemental measure of the operating performance of our segments and may not be comparable to similar measures reported by other companies. No asset information has been provided for these reportable segments as the Chief Operating Decision Maker does not regularly review asset information by reportable segment.

Segment results for the years ended December 30, 2023, December 31, 2022, and December 25, 2021 are as follows:

(in thousands)	Maintenance	Car Wash	Paint, Collision & Glass	Platform Services	Corporate and Other	Total
Year ended December 30, 2023						
Franchise royalties and fees	$ 56,298	$ —	$ 103,604	$ 30,465	$ —	$ 190,367
Company-operated store sales	809,356	395,357	317,428	4,212	—	1,526,353
Independently-operated store sales	—	196,395	—	—	—	196,395
Advertising fund contributions	—	—	—	—	98,850	98,850
Supply and other revenue	94,746	5,992	79,342	181,327	(69,343)	292,064
Total net revenue	$ 960,400	$ 597,744	$ 500,374	$ 216,004	$ 29,507	$ 2,304,029
Segment Adjusted EBITDA	$ 329,498	$ 128,996	$ 140,569	$ 80,492	$ (156,837)	$ 522,718

(in thousands)	Maintenance	Car Wash	Paint, Collision & Glass	Platform Services	Corporate and Other	Total
Year ended December 31, 2022						
Franchise royalties and fees	$ 45,046	$ —	$ 93,026	$ 33,662	$ —	$ 171,734
Company-operated store sales	692,947	390,502	235,924	5,035	—	1,324,408
Independently-operated store sales	—	195,157	—	—	—	195,157
Advertising fund contributions	—	—	—	—	87,750	87,750
Supply and other revenue	61,869	7,061	81,714	157,676	(54,175)	254,145
Total net revenue	$ 799,862	$ 592,720	$ 410,664	$ 196,373	$ 33,575	$ 2,033,194
Segment Adjusted EBITDA	$ 258,470	$ 175,326	$ 134,818	$ 72,383	$ (139,313)	$ 501,684

(in thousands)	Year ended December 25, 2021 Maintenance	Car Wash	Paint, Collision & Glass	Platform Services	Corporate and Other	Total
Franchise royalties and fees	$ 35,932	$ —	$ 79,125	$ 29,356	$ —	$ 144,413
Company-operated store sales	503,719	277,118	57,804	5,005	—	843,646
Independently-operated store sales	—	204,246	—	—	—	204,246
Advertising fund contributions	—	—	—	—	75,599	75,599
Supply and other revenue	37,425	6,071	67,272	127,413	(38,805)	199,376
Total net revenue	$ 577,076	$ 487,435	$ 204,201	$ 161,774	$ 36,794	$ 1,467,280
Segment Adjusted EBITDA	$ 175,323	$ 146,350	$ 82,796	$ 56,714	$ (108,619)	$ 352,564

The reconciliations of (Loss) income before taxes to Segment Adjusted EBITDA for the years ended December 30, 2023, December 31, 2022 and December 25, 2021 are as follows:

(in thousands)	Year Ended December 30, 2023	December 31, 2022	December 25, 2021
(Loss) income before taxes	$ (847,651)	$ 68,340	$ 34,892
Depreciation and amortization	175,296	147,156	112,777
Interest expense, net	164,196	114,096	75,914
Acquisition related costs[(a)]	13,174	15,304	62,386
Non-core items and project costs, net[(b)]	7,343	20,241	5,656
Store opening costs	5,831	2,878	2,497
Cloud computing amortization[(c)]	1,923	—	—
Equity-based compensation expense[(d)]	15,300	20,583	4,301
Foreign currency transaction (gain) loss, net[(e)]	(3,078)	17,168	20,683
Bad debt expense[(f)]	—	(449)	(3,183)
Goodwill impairment[(g)]	850,970	—	—
Trade name impairment[(h)]	—	125,450	—
Asset sale leaseback (gain) loss, impairment and closed store expenses[(i)]	139,414	(29,083)	(8,935)
Loss on debt extinguishment[(j)]	—	—	45,576
Segment Adjusted EBITDA	$ 522,718	$ 501,684	$ 352,564

(a) Consists of acquisition costs as reflected within the consolidated statements of operations, including legal, consulting and other fees, and expenses incurred in connection with acquisitions completed during the applicable period, as well as inventory rationalization expenses incurred in connection with acquisitions. We expect to incur similar costs in connection with other acquisitions in the future and, under U.S. GAAP, such costs relating to acquisitions are expensed as incurred.

(b) Consists of discrete items and project costs, including (i) third party consulting and professional fees associated with strategic transformation initiatives as well as non-recurring payroll-related costs, (ii) a $15 million change in estimate related to the Tax Receivable Agreement that we entered into at the IPO related to the filing of our 2021 tax returns was recorded in the fourth quarter of 2022, and (iii) other miscellaneous expenses, including non-capitalizable expenses relating to the Company's initial public offering in 2021.

(c) Includes non-cash amortization expenses relating cloud computing arrangements.

(d) Represents non-cash equity-based compensation expense.

(e) Represents foreign currency transaction (gains) losses, net that primarily related to the remeasurement of our intercompany loans as well as unrealized gains and losses on remeasurement of cross currency swaps and forward contracts.

(f) Represents the recovery of previously uncollectible receivables outside of normal operations.

(g) Relates to a goodwill impairment within the Car Wash segment. Refer to Note 7 for additional information.

(h) Certain indefinite lived Car Wash trade names were impaired as the Company elected to discontinue their use. Refer to Note 7 for additional information.

(i) Relates to (gains) losses, net on sale leasebacks, impairment of certain fixed assets and operating lease right-of-use assets related to closed and underperforming locations, assets held for sale, and lease exit costs and other costs associated with stores that were closed prior to the respective lease termination dates. Refer to Note 7 for additional information.

(j) Represents charges incurred related to the Company's repayment of the Car Wash Senior Credit Facilities in 2021.

There were no customers that accounted for 10% or more of the Company's total net revenue or accounts receivable across all segments in 2023, 2022, or 2021.

The following table shows information relating to the geographic regions in which the Company operates:

	Total Net Revenue for Year Ended			Total Long-Lived Assets		
(in thousands)	December 30, 2023	December 31, 2022	December 25, 2021	December 30, 2023	December 31, 2022	December 25, 2021
United States	$ 1,967,635	$ 1,690,128	$ 1,137,226	$ 2,363,692	$ 2,402,866	$ 1,843,952
Canada	134,038	140,972	122,179	21,892	23,605	24,503
Rest of world	202,356	202,094	207,875	442,228	418,456	478,154
Total	$ 2,304,029	$ 2,033,194	$ 1,467,280	$ 2,827,812	$ 2,844,927	$ 2,346,609

The following table shows the Company's capital expenditures by reportable segment:

(in thousands)	Maintenance	Car Wash	Paint, Collision & Glass	Platform Services	Corporate and Other	Total
Capital expenditures						
2023	$ 112,701	$ 438,367	$ 14,089	$ 546	$ 30,775	$ 596,478
2022	81,363	332,966	6,985	669	14,222	$ 436,205
2021	49,454	105,057	920	231	5,098	$ 160,760

Note 11—Leases

The Company's lease and sublease portfolio primarily consists of the real property leases related to franchisee and company-operated locations, as well as office space and various vehicle and equipment leases. Leases for real property generally have terms ranging from five to 25 years, with most having one or more renewal options ranging from one to 10 years. The Company does not include option periods in its determination of the lease term unless renewals are deemed reasonably certain to be exercised. Equipment and vehicle leases generally have terms ranging from one to five years. The Company's portfolio of leases does not contain any material residual value guarantees or restrictive covenants.

The following table details our total investment in operating and finance leases where the Company is the lessee:

(in thousands)	Balance Sheet Location	December 30, 2023	December 31, 2022
Right-of-use assets			
Finance leases	Property and equipment, net	$ 18,446	$ 42,984
Operating leases	Operating lease right-of-use assets	1,389,316	1,299,189
Total right-of-use assets		$ 1,407,762	$ 1,342,173
Current lease liabilities			
Finance leases	Current portion of long-term debt	$ 4,420	$ 4,736
Operating leases	Accrued expenses and other liabilities	74,937	76,767
Total current lease liabilities		$ 79,357	$ 81,503
Long-term lease liabilities			
Finance leases	Long-term debt	$ 14,889	$ 40,719
Operating leases	Operating lease liabilities	1,332,519	1,177,501
Total long-term lease liabilities		$ 1,347,408	$ 1,218,220

The lease cost for operating and finance leases recognized in the consolidated statement of operations were as follows:

(in thousands)	December 30, 2023	December 31, 2022
Finance lease expense:		
Amortization of right-of-use assets	$ 1,648	$ 5,207
Interest on lease liabilities	1,802	1,943
Operating lease expense	172,344	130,333
Short-term lease expense	419	1,859
Variable lease expense	1,719	1,541
Total lease expense, net	$ 177,932	$ 140,883

The Company recorded a $63 million and $5 million impairment loss during the years ended December 30, 2023 and December 31, 2022, respectively, related to Company's decision to exit certain leased locations. There were no lease impairments recorded for the year ended December 25, 2021.

The Company also subleases certain facilities to franchisees and others, which generated $5 million, $5 million, and $7 million in sublease revenue during each of the years ended December 30, 2023, December 31, 2022, and December 25, 2021, respectively, and is included as a component of supply and other revenue on the consolidated statement of operations.

For the year ended December 30, 2023, the Company sold 38 car wash and 25 maintenance properties in various locations throughout the U.S. for a total of $195 million. For the year ended December 31, 2022, the Company sold 78 car wash and 11 maintenance properties in various locations throughout the U.S. for a total of $334 million. For the year ended December 25, 2021, the Company sold 38 car wash and 5 maintenance properties in various locations throughout the U.S. for a total of $144 million. Concurrently with the closing of these sales, the Company entered into various operating lease agreements pursuant to which the Company leased back the properties. These lease agreements have terms typically ranging from 15 to 25 years and provide the Company with the option of extending the lease for up to 20 additional years. The Company does not include option periods in its determination of the lease term unless renewals are deemed reasonably certain to be exercised. The

Company recorded an operating lease right-of-use asset and operating lease liability of approximately $145 million and $145 million, respectively, for the year ended December 30, 2023 and $264 million and $263 million, respectively, for the year ended December 31, 2022 related to these lease arrangements. The Company recorded net gains of $29 million, $25 million, and $12 million for the years ended December 30, 2023, December 31, 2022, and December 25, 2021, respectively.

	December 30, 2023	December 31, 2022
Weighted average remaining lease terms (years)		
Operating	14.8	15.4
Financing	10.4	12.0
Weighted average discount rate		
Operating	5.75 %	5.18 %
Financing	4.40 %	5.01 %

Supplemental cash flow information related to the Company's lease arrangements were as follows:

	Year Ended	
	December 30, 2023	December 31, 2022
(in thousands)		
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows used in operating leases	$ 152,078	$ 118,474
Operating cash flows used in finance leases	918	1,716
Financing cash flows used in finance leases	1,152	1,659
Right-of-use assets obtained in exchange for lease obligations:		
Operating leases	$ 234,365	$ 300,034
Finance leases	2,642	11,020

As of December 30, 2023, future minimum lease payments under noncancellable leases were as follows:

(in thousands)	Finance	Operating	Income from Subleases
2024	$ 4,637	$ 168,137	$ 6,656
2025	3,888	163,191	5,973
2026	3,226	156,595	5,544
2027	2,330	148,218	5,142
2028	1,661	138,927	3,982
Thereafter	4,644	1,416,748	14,091
Total undiscounted cash flows	$ 20,386	$ 2,191,816	$ 41,388
Less: Present value discount	1,077	784,360	
Less: Current lease liabilities	4,420	74,937	
Long-term lease liabilities	$ 14,889	$ 1,332,519	

Note 12—Derivatives

The Company utilizes derivative financial instruments primarily to hedge its exposure to changes in interest rates and movements in foreign currency exchange rates. All derivative financial instruments are recorded on the balance sheet at their respective fair values. The Company does not use financial instruments or derivatives for any trading or other speculative purposes.

Derivatives Designated as Cash Flow Hedges of Interest Rate Risk

In July 2022, the Company entered into an interest rate swap, which was designated as a hedge against adverse fluctuations in interest rates by reducing the exposure to variability in cash flows relating to either interest payments or total proceeds on a forecasted issuance of long-term debt. The notional amount of this hedge was $275 million. As of December 30, 2023 and

December 31, 2022 the amount included in accumulated other comprehensive income was $8 million and $10 million, respectively. We reclassified $2 million and less than $1 million into interest expense during the years ended December 30, 2023 and December 31, 2022, respectively. This gain will be recognized ratably over the 5 year life of the contract beginning in October 2022.

Historically, the Company entered into interest rate swap transactions to hedge against the changes in cash flows associated with changes in the one-month LIBOR, the benchmark interest rate being hedged, associated with interest payments on the first $300 million of the Company's First and Second Lien Term Loans, respectively. See Note 9 for additional details on the Company's debt agreements. In January 2021, the company officially terminated the interest rate swaps associated with the debt agreements and recorded an immaterial amount of expense related to the cancellation of this instrument.

Derivatives Designated as Fair Value Hedge of Exchange Rate Risk

In December 2021, the Company entered into a cross currency swap as an economic hedge against exposure to changes in the Canadian dollar in connection with its Canadian securitization transaction, which is discussed in greater detail in Note 9. The cross currency swap has an $88 million notional and a settlement date in July 2027. Throughout the term of the swap agreements, the Company pays interest at a fixed rate in Canadian dollars and receives interest at a fixed rate in U.S. dollars.

The Company recorded a loss of $1 million and a gain of $7 million relating to foreign currency derivative contracts in other comprehensive income and as a component of accumulated other comprehensive income as of December 30, 2023 and December 31, 2022, respectively. The Company expects an immaterial amount to be reclassified from other comprehensive income to (gain) loss on foreign currency transactions, net in the consolidated statement of operations during the next 12 months. The Company will continue to assess the effectiveness of the hedge on a quarterly basis.

Derivatives Not Designated as Hedges of Exchange Rate Risk

To manage exposure to changes with our foreign currency intercompany transactions, the Company enters into short term foreign currency forward contracts. We have foreign currency derivative contracts with a notional value of $77 million. The settlements can be rolled into the next periods trade if desired.

As part of the acquisition of ICWG, the Company assumed three cross-currency interest rate swap agreements to mitigate the interest rate risk and exchange rate risk associated with the variable interest, USD-denominated senior loans raised by ICWG. The cross-currency interest rate swaps had a total notional amount of $235 million and were scheduled to terminate in October 2021. In January 2021, the company officially terminated the cross currency swaps associated with the debt agreements and recorded an immaterial amount of expense related to the cancellation of this instrument. Throughout the term of the swap agreements, the Company paid interest at a fixed rate and received interest at the three-month LIBOR rate.

The Company recorded a $1 million gain, a less than $1 million loss, and a $5 million gain during the years ended December 30, 2023, December 31, 2022, and December 25, 2021, respectively, related to the change in fair value of derivatives in (gain) loss on foreign currency transactions, net in the consolidated statement of operations.

The fair value of our derivative instruments held were as follows:

(in thousands)	**December 30, 2023**	
	Balance Sheet Location	**Fair Value**
Derivative liabilities		
Derivatives designated as hedging instruments:		
Cross currency swap	Other assets	$ 285
Cross currency swap	Accrued expenses and other liabilities	233
Derivatives not designated as hedging instruments:		
Foreign exchange forward contract	Accrued expenses and other liabilities	260

(in thousands)	December 31, 2022	
	Balance Sheet Location	**Fair Value**
Derivative liabilities:		
Derivatives designated as hedging instruments:		
Cross currency swap	Other assets	$ 2,148
Cross currency swap	Accrued expenses and other liabilities	165
Derivatives not designated as hedging instruments:		
Foreign exchange forward contract	Prepaid and other assets	158
Foreign exchange forward contract	Accrued expenses and other liabilities	4,840

Counterparty Credit Risk

By entering into derivative instrument contracts, the Company exposes itself, from time to time, to counterparty credit risk. Counterparty credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is in an asset position, the counterparty has a liability to the Company, which creates credit risk for the Company. The Company attempts to minimize this risk by selecting counterparties with investment grade credit ratings, limiting its exposure to any single counterparty and regularly monitoring its market position with each counterparty.

Note 13—Related-Party Transactions

The Company made payments for facilities maintenance services in the aggregate amount of approximately $7 million, $6 million, and $2 million during the years ended December 30, 2023, December 31, 2022, and December 25, 2021, respectively, to Divisions Maintenance Group, an entity owned by affiliates of Roark Capital Management, LLC.

One of the directors on the Company's board also serves as an officer of a service provider used in our fleet management operations. During the year ended December 30, 2023, the Company made payments of $3 million to this service provider through the normal course of business.

The transactions were reviewed, ratified, and approved by the Audit Committee of the Company's Board of Directors in accordance with the Company's Related Person Transactions Policy.

Note 14—Employee Benefit Plans

The Company has a 401(k) plan that covers eligible employees as defined by the plan agreement. Employer contributions to the plan were $4 million, $2 million, and $1 million in 2023, 2022, and 2021, respectively.

During the year ended December 31, 2022, the Company had a rabbi trust to fund the obligations of its non-qualified deferred compensation plan for its executive level employees, which became effective as of January 2018. The rabbi trust was comprised of various mutual fund investments selected by plan participants. The Company recorded the mutual fund investment assets at fair value with any subsequent changes in fair value recorded in the consolidated statements of operations. As such, offsetting changes in the asset values and defined contribution plan obligations were recorded in the statements of operations in the same period. The trust asset balance and the deferred compensation plan liability balance were $1 million as of December 31, 2022. During the year ended December 30, 2023, the Company liquidated the rabbi trust assets. As of December 30, 2023, the deferred compensation plan liability balance was $2 million.

The Company has an unfunded pension plan covering certain international employees within the Car Wash segment. The plan's Accumulated benefit obligation and Projected Benefit Obligation were $7 million and $6 million as of December 30, 2023 and December 31, 2022, respectively. Pension expense was less than $1 million for the years ended December 30, 2023, December 31, 2022, and December 25, 2021. The pension liability was recorded within long-term accrued expenses and other liabilities within the consolidated balance sheet. The discount rate used to determine benefit obligation for the pension plan was 3.51% and 4.15% for the years ended December 30, 2023 and December 31, 2022. The compensation increase used to determine benefit obligation for the pension plan was 0% for the years ended December 30, 2023 and December 31, 2022. There are no required contributions for 2023. Pension benefit payments under the plan are expected to be $2 million spread ratably over the next 5 years.

Note 15 — Shareholders' Equity

In August 2023, the Board of Directors authorized a program to repurchase up to $50 million of the Company's common stock (the "Share Repurchase Program"). During the year ended December 30, 2023, the Company repurchased 3,601,694 shares of its common stock for approximately $50 million, at an average price per share of $13.87. All repurchases were made in open market transactions. As of December 30, 2023, the Company completed the purchase of all shares under the Share Repurchase Program.

Note 16 — Equity Agreements and Incentive Equity Plan

On April 17, 2015, Driven Investor LLC established the Driven Investor LLC Incentive Equity Plan (the "Equity Plan"). The Equity Plan, among other things, established the ownership of certain membership units in Driven Investor LLC and defined the distribution rights and allocations of profits and losses associated with those membership units. Additionally, the Equity Plan calls for certain restrictions regarding transfers of units, corporate governance, and Board of Director representation.

In April 2015, Driven Investor LLC established certain profits interest units as part of the award agreements (the "Award Agreements") granted pursuant to the Equity Plan. The Award Agreements provide for grants of certain profits interest units to employees, directors or consultants of Driven Investor LLC and Subsidiaries. For both the Profits Interest Time Units and Profits Interest Performance Units, if the grantee's continuous service terminated for any reason, the grantee forfeits all right, title, and interest in and to any unvested units as of the date of such termination, unless the grantee's continuous service period is terminated by the Company without cause within the six-month period prior to the date of consummation of the change in control and the other vesting criteria are achieved as a result. In addition, the grantee forfeits all right, title, and interest in and to any vested units if the grantee was terminated for cause, breaches any post-termination covenants, or fail to execute any general release required to be executed.

On January 6, 2021, the Company's Board of Directors approved the 2021 Omnibus Incentive Plan (the "Plan") and, effective January 14, 2021, the Company's shareholders adopted and approved the Plan. The Plan provides for the granting of stock options, stock appreciation rights, restricted stock awards, restricted stock units, other stock-based awards, other cash-based awards, or any combination of the foregoing to current and prospective employees and directors of, and consultants and advisors to, the Company and its affiliates. The maximum number of shares of common stock available for issuance under the Plan is 12,533,984 shares. In conjunction with the closing of the IPO, our Board granted awards under the Plan to certain of our employees, representing an aggregate of 5,582,522 shares of common stock.

Profits Interest Units

Prior to IPO, the Parent's equity awards included Profits Interest Units as noted above. There were two forms of Profits Interest - Time Units and Performance Units. Time Units generally vested in five installments of 20% on each of the first five anniversaries of the grant date or vesting date, provided that the employee remained in continuous service on each vesting date. All outstanding Time Units were to vest immediately prior to the effective date of a consummated sale transaction. The Time Units were exchanged for time-based restricted stock awards in connection with the IPO. In addition, the Company granted time-based and performance-based options in connection with the IPO to most employees with Profit Interests (each an "IPO Option"). The exchange of Profits Interest - Time Units for time based time-based restricted stock awards did not require modification accounting.

The Performance Units were to vest immediately prior to the effective date of a consummated sale transaction or qualified public offering, including the IPO (a "Liquidity Event") and the achievement of the other vesting criteria. The percentage of vesting was based on achieving certain performance criteria. No vesting occurred as a result of the IPO as the other vesting criteria were not achieved. In connection with the IPO, the Performance Units were exchanged for performance-based restricted stock awards. Employees who received IPO Options had the same vesting conditions for the performance-based portion of the IPO Options as the performance-based restricted stock awards.

In October 2023, the Company converted 2,963,829 performance-based restricted stock awards to time-based awards that vest in full on April 30, 2025, subject to a continuous service requirement through the vesting date.

	Unvested Time Awards		Weighted Average Grant Date Fair Value, per unit	Unvested Performance Awards		Weighted Average Grant Date Fair Value, per unit
Outstanding as of January 14, 2021	610,477	$	12.65	4,178,246	$	15.79
Forfeited/Cancelled	(17,304)		21.27	(84,737)		13.55
Vested	(164,868)		10.04	—		—
Outstanding as of December 25, 2021	428,305	$	13.31	4,093,509	$	15.84
Forfeited/Cancelled	(30,869)		10.34	(77,760)		15.34
Vested	(107,767)		12.95	—		—
Outstanding as of December 31, 2022	289,669	$	13.76	4,015,749	$	15.84
Modifications	2,963,829		11.15	(2,963,829)		15.94
Forfeited/Cancelled	(53,865)		12.74	(251,895)		12.86
Vested	(96,542)		12.97	—		—
Outstanding as of December 30, 2023	3,103,091	$	11.31	800,025	$	16.22

There was approximately $31 million of unrecognized compensation expense related to the time-based restricted stock awards at December 30, 2023, which is expected to be recognized over a weighted-average vesting period of 1.3 years.

There was approximately $3 million of unrecognized compensation expense related to the performance-based restricted stock awards at December 30, 2023. For the years ended December 30, 2023, December 31, 2022 and December 25, 2021, no compensation cost was recognized for the performance-based restricted stock awards given the performance criteria was not met or probable. Certain former employees continued to hold performance-based awards after the IPO.

Restricted Stock Units and Performance Stock Units

The Company has issued restricted stock units ("RSUs") and performance stock units ("PSUs"). Awards are eligible to vest provided that the employee remains in continuous service on each vesting date. The RSUs vest ratably in three installments on each of the first three anniversaries of the grant date. The PSUs vest after a three-year performance period. The number of PSUs that vest is contingent on the Company achieving certain performance goals, one being a performance condition and the other being a market condition. The number of PSU shares that vest may range from 0% to 200% of the original grant, based upon the level of performance. Certain awards are considered probable of meeting vesting requirements, and therefore, the Company has started recognizing expense. For both RSUs and PSUs, if the grantee's continuous service terminates for any reason, the grantee shall forfeit all right, title, and interest in any unvested units as of the termination date.

For RSUs and PSUs with a performance condition the grant date fair value is based upon the market price of the Company's common stock on the date of the grant. For PSUs with a market condition, the Company estimates the grant date fair value using the Monte Carlo valuation model. For all PSUs, the Company reassesses the probability of the achievement of the performance condition at each reporting period.

The range of assumptions used for issued PSUs with a market condition valued using the Monte Carlo model were as follows:

	For the Year Ended		
	December 30, 2023	December 31, 2022	December 25, 2021
Annual dividend yield	—%	—%	—%
Expected term (years)	2.6-2.8	2.7-3.0	3.0
Risk-free interest rate	3.65%-4.51%	2.32%-3.05%	0.2%
Expected volatility	37.9%-38.8%	40.9%-43.9%	41.2%
Correlation to the index peer group	60.2%-60.3%	50.7%-59.5%	65.9%

There was approximately $13 million of total unrecognized compensation cost related to the unvested RSUs at December 30, 2023, which is expected to be recognized over a weighted-average vesting period of 2.1 years. In addition, there was approximately $4 million of total unrecognized compensation cost related to the unvested PSUs, which are expected to be recognized over a weighted-average vesting period of 1.9 years.

The following are the restricted stock units and performance stock units granted in conjunction with or after the IPO:

	Unvested Time Units	Weighted Average Grant Date Fair Value, per unit	Unvested Performance Units	Weighted Average Grant Date Fair Value, per unit
Outstanding as of January 14, 2021 (pre-IPO)	—	$ —	—	$ —
Granted post-IPO	81,160	23.11	144,735	24.52
Forfeited/Cancelled	(18,735)	22.18	(37,439)	24.36
Outstanding as of December 25, 2021	62,425	$ 23.38	107,296	$ 24.58
Granted	300,067	27.96	488,488	32.39
Forfeited/Cancelled	(20,424)	26.18	(46,024)	29.22
Vested	(20,465)	23.41	—	—
Outstanding as of December 31, 2022	321,603	$ 27.49	549,760	$ 31.13
Granted	716,904	20.29	647,359	30.54
Forfeited/Cancelled	(126,822)	27.87	(283,131)	31.06
Performance achievement[1]	—	—	13,808	24.69
Vested	(105,149)	27.31	(82,848)	24.69
Outstanding as of December 30, 2023	806,536	$ 21.07	844,948	$ 31.24

[1] Reflects the number of awards achieved above target levels for shares vested in the period.

Stock Options

The Company also established and granted stock options, which vest provided that the employee remains in continuous service on the vesting date. The stock options were granted at the stock price of the Company on the grant date and permit the holder to exercise them for 10 years from the grant date.

In October 2023, the Company converted 2,438,643 performance-based options to time-based awards that vest in full on April 30, 2025, subject to a continuous service requirement through the vesting date. The remaining stock options generally vest on the fourth anniversary of the grant date or ratably over a five years vesting period, but such vesting could accelerate for certain options based on certain conditions under the award.

The fair value of all time based units granted or modified was estimated using a Black-Scholes option pricing model using the following weighted-average assumptions for each of fiscal 2023 and 2021:

	For the Year Ended	
	December 30, 2023	**December 25, 2021**
Annual dividend yield	—%	—%
Weighted-average expected life (years)	6.5	7.0
Risk-free interest rate	4.82%	1.3%
Expected volatility	49.8%	40.1%

The expected term of the incentive units is based on evaluations of historical and expected future employee behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. Volatility is based on the historical volatility of guideline public entities that are similar to the Company, as the Company does not have sufficient historical transactions of its own shares to calculate expected volatility. As of December 30, 2023, the Company does not intend to pay dividends or distributions in the future.

The following are the stock options granted in conjunction with or after the IPO:

	Time Based Stock Options Outstanding		Weighted Average Exercise Price		Performance Based Stock Options Outstanding		Weighted Average Exercise Price
Outstanding as of January 14, 2021	$	198,984	$	22.00	—	$	—
Granted post-IPO		3,587,575		26.75	3,621,719		22.00
Forfeited/Cancelled		(77,294)		22.00	(152,239)		22.00
Exercised		(23,705)		21.30	—		—
Outstanding as of December 25, 2021		3,685,560	$	26.63	3,469,480	$	22.00
Forfeited/Cancelled		(68,510)		19.50	(190,544)		22.00
Exercised		(23,721)		21.70	—		—
Outstanding as of December 31, 2022		3,593,329	$	26.79	3,278,936	$	22.00
Modified		2,438,643		4.15	(2,438,643)		7.32
Forfeited/Cancelled		(448,028)		16.01	(553,038)		7.14
Exercised		(270,376)		22.00	—		—
Outstanding as of December 30, 2023		5,313,568	$	17.64	287,255	$	7.53
Exercisable as of December 30, 2023		634,594	$	21.91	—	$	—

There was approximately $20 million of total unrecognized compensation cost related to the unvested stock options at December 30, 2023, which is expected to be recognized over a weighted-average vesting period of 2.0 years.

There was less than $1 million of unrecognized compensation expense related to the performance-based stock options at December 30, 2023. For the years ended December 30, 2023, December 31, 2022 and December 25, 2021, no compensation cost was recognized for the performance-based stock options given the performance criteria was not met or probable. Certain former employees continued to hold performance-based options after the IPO.

Employee Stock Purchase Plan

On January 6, 2021, the Company's Board of Directors approved the Employee Stock Purchase Plan (the "ESPP") and effective January 14, 2021, the Company's shareholders adopted and approved the ESPP. On March 22, 2021, the Company's Board of Directors approved the International Employee Stock Purchase Plan (the "International ESPP"). The ESPP and International ESPP provide employees of certain designated subsidiaries of the Company with an opportunity to purchase the Company's common stock at a discount, subject to certain limitations set forth in the ESPP and International ESSP. The ESPP and International ESSP plans authorized the issuance of 1,790,569 shares of the Company's common stock. For the year ended December 30, 2023, total contributions to the ESPP were $1 million and 82,546 shares of common stock were purchased. For the year ended December 31, 2022, total contributions to the ESPP were $1 million and 143,707 shares of common stock were purchased. On December 28, 2021, the Company purchased 111,924 shares of common stock relating to employee contributions during the year ended December 25, 2021.

The Company recognized equity-based compensation expense of $15 million, $21 million, and $4 million in 2023, 2022, and 2021, respectively.

Note 17—(Loss) Earnings Per Share

The Company calculates basic and diluted (loss) earnings per share using the two-class method. The following table sets forth the computation of basic and diluted earnings per share attributable to common shareholders:

(in thousands, except per share amounts)	Year Ended December 30, 2023	Year Ended December 31, 2022	Year Ended December 25, 2021
Basic (loss) earnings per share:			
Net (loss) income attributable to Driven Brands Holdings Inc.	$ (744,962)	43,188	9,632
Less: Net (loss) income attributable to participating securities, basic	(15,673)	914	207
Net (loss) income after participating securities, basic	(729,289)	42,274	9,425
Weighted-average common shares outstanding	161,917	162,762	160,684
Basic (loss) earnings per share	$ (4.50)	$ 0.26	$ 0.06

(in thousands, except per share amounts)	Year Ended December 30, 2023	Year Ended December 31, 2022	Year Ended December 25, 2021
Diluted (loss) earnings per share:			
Net (loss) income attributable to Driven Brands Holdings Inc.	$ (744,962)	$ 43,188	$ 9,632
Less: Net (loss) income attributable to participating securities, diluted	(12,176)	816	185
Net (loss) income after participating securities, diluted	$ (732,786)	$ 42,372	$ 9,447
Weighted-average common shares outstanding	161,917	162,762	160,684
Dilutive effect of share-based awards	—	3,981	3,960
Weighted-average common shares outstanding, as adjusted	161,917	166,743	164,644
Diluted (loss) earnings per share	$ (4.53)	$ 0.25	$ 0.06

Basic (loss) earnings per share is computed by dividing the net (loss) income attributable to Driven Brands Holdings Inc. by the weighted-average number of common shares outstanding for the period. In addition, the Company's participating securities are related to certain restricted stock awards issued to Section 16 officers which include non-forfeitable dividend rights. The Company excluded 1,284,454, 4,661,504, and 4,007,164 shares for the years ended December 30, 2023, December 31, 2022, and December 25, 2021, respectively.

For the year ended December 30, 2023, we had net losses from operations. As a result, no potentially dilutive securities were included in the denominator for computing diluted loss per share as their inclusion would be antidilutive.

The following securities were not included in the computation of diluted shares outstanding because the effect would be antidilutive:

Number of securities *(in thousands)*	Year Ended December 30, 2023	Year Ended December 31, 2022	Year Ended December 25, 2021
Restricted stock units	483	51	—
Stock Options	1,740	2,003	2,036
Total	2,223	2,054	2,036

Note 18—Income Taxes

The provision for income taxes was computed based on the following amounts of (loss) income before income taxes:

		Year Ended				
(in thousands)		December 30, 2023		December 31, 2022		December 25, 2021
Domestic	$	(857,464)	$	63,297	$	86,257
Foreign		9,813		5,043		(51,365)
(Loss) income before income taxes	$	(847,651)	$	68,340	$	34,892

The components of our income tax (benefit) expense were as follows:

		Year Ended				
(in thousands)		December 30, 2023		December 31, 2022		December 25, 2021
Current:						
Federal	$	1,479	$	(4,964)	$	6,969
State		6,729		5,192		3,990
Foreign		14,578		1,548		3,414
Deferred:						
Federal		(107,107)		21,723		22,324
State		(10,121)		(6,169)		(787)
Foreign		(8,247)		7,837		(10,554)
Total income tax (benefit) expense	$	(102,689)	$	25,167	$	25,356

A reconciliation between the U.S. federal statutory tax rate and the effective tax rate reflected in the accompanying financial statements is as follows:

		Year Ended						
(in thousands)		December 30, 2023			December 31, 2022		December 25, 2021	
Federal income tax at statutory rate	$	(178,007)	21.0 %	$	14,351	21.0 % $	7,327	21.0 %
State income taxes, net of federal tax benefits		(25,990)	3.1 %		(459)	(0.7)%	4,971	14.2 %
State deferred tax rate change		3,796	(0.5)%		(2,358)	(3.5)%	(2,118)	(6.1)%
Foreign deferred tax rate change		(26)	— %		1,190	1.7 %	2,375	6.8 %
Foreign tax rate differential		2,926	(0.3)%		(188)	(0.3)%	(2,135)	(6.1)%
Non-deductible advertising fund loss		(111)	— %		694	1.0 %	(32)	(0.1)%
Non-deductible transaction costs		—	— %		—	— %	10,525	30.2 %
Non-deductible stock compensation		1,959	(0.2)%		1,224	1.8 %	598	1.7 %
Taxable foreign source income		2,607	(0.3)%		3,719	5.4 %	—	— %
Goodwill impairment		66,229	(7.8)%		—	— %	—	— %
Other permanent differences		2,707	(0.3)%		939	1.4 %	809	2.3 %
Deferred tax adjustments		1,693	(0.2)%		1,617	2.5 %	(147)	(0.4)%
Current tax adjustments		2,955	(0.4)%		356	0.5 %	(956)	(2.7)%
Reserve for uncertain tax positions		(351)	— %		(76)	(0.1)%	(313)	(0.9)%
Valuation allowance on deferred tax asset		16,924	(2.0)%		4,158	6.1 %	4,452	12.8 %
Effective tax rate	$	(102,689)	12.1 %	$	25,167	36.8 % $	25,356	72.7 %

Deferred tax assets (liabilities) are comprised of the following:

(in thousands)	December 30, 2023		December 31, 2022	
Deferred tax asset				
Accrued liabilities	$	3,092	$	7,592
Accounts receivable allowance		3,292		5,046
Net operating loss carryforwards		53,131		63,128
Lease liabilities		357,524		316,212
Interest expense limitation		58,867		35,154
Deferred revenue		7,283		6,693
Other deferred assets		12,638		8,952
Total deferred tax asset		495,827		442,777
Less valuation allowance		(45,150)		(27,422)
Net deferred tax asset		450,677		415,355
Deferred tax liabilities				
Goodwill and intangible assets		50,464		164,004
Right-of-use assets		348,246		320,006
Fixed asset basis differences		195,100		188,761
Unrealized foreign exchange differences		808		5,542
Other deferred liabilities		7,141		10,880
Total deferred liabilities		601,759		689,193
Net deferred liabilities	$	151,082	$	273,838

The following table presents the activity included in the deferred tax valuation allowance as follows:

(in thousands)	December 30, 2023		December 31, 2022	
Balance at beginning of period	$	27,422	$	24,371
Additions		16,924		4,158
Translation		804		(1,107)
Balance at end of period	$	45,150	$	27,422

During the year ended December 30, 2023, the valuation allowance increased by $18 million principally related to valuation allowances connected to U.S. state net operating losses and deferrals.

As of December 30, 2023, the Company had pre-tax federal operating loss carry forwards of $152 million, of which $34 million are subject to expiration by 2040 and the remainder is not subject to expiration. State tax effected net operating loss carryforwards were $13 million for which portions begin to expire in fiscal year 2024. Some of the federal net operating losses are subject to certain limitations under IRC Sect. 382, however, the Company believes that these losses are more likely than not to be utilized. As of December 30, 2023, the Company had pre-tax foreign operating loss carryforwards of $29 million for

which portions of the operating loss carryforwards begin to expire in fiscal year 2024, while others are indefinite lived and not subject to expiration. As of December 30, 2023, the Company had $1.0 billion of goodwill that was deductible for tax purposes.

The Company has designated the undistributed earnings of its foreign operations as indefinitely reinvested and as a result the Company does not provide for deferred income taxes on the unremitted earnings of these subsidiaries. As of December 30, 2023, the determination of the amount of such unrecognized deferred tax liability is not practicable.

At December 30, 2023, the Company had less than $1 million of unrecognized tax benefits. A reconciliation of the change in the accrual for unrecognized income tax benefits is as follows:

(in thousands)	December 30, 2023	December 31, 2022
Balance at beginning of period	$ 1,728	$ 1,909
Reduction for prior year tax positions	(351)	(76)
Reduction for settlements	(1,037)	—
Translation adjustments	33	(105)
Balance at end of period	$ 373	$ 1,728

The unrecognized income tax benefits could affect the Company's effective tax rate, if recognized. However, it is not expected that any material portion of the unrecognized tax benefit will reverse over the next twelve months. The Company had less than $1 million of aggregate accrued interest and penalties at both December 30, 2023 and December 31, 2022.

The Company had a total of $2 million in Work Opportunity Credits available for the 2023 fiscal year and is estimating to utilize the full amount during the current year.

The Company files income tax returns in the U.S., Canada, and various state and foreign jurisdictions. Examinations by various taxing authorities covering years 2018 to 2021 are on-going. The Company is generally subject to income tax examinations for years 2017 through 2022 and believes appropriate provisions for all outstanding matters have been made for all jurisdictions and open years.

Tax Cuts and Jobs Act

The Tax Cuts and Jobs Act ("TCJA") was enacted on December 22, 2017 and brought about additional tax provision to consider by multinational companies. The Company's policy is to account for global intangible low-taxed income ("GILTI") as a period cost in the year the tax is incurred and, therefore, does not record any taxes related to GILTI. For fiscal year 2023, the Company estimated net GILTI income of $9 million and a IRC Sec. 163(j) interest limitation of $98 million. Other provisions, such as Base Erosion and Anti-abuse Tax ("BEAT") and Foreign Derived Intangible Income ("FDII") are relevant to the Company but had insignificant income tax impact for 2023.

Base Erosion and Profits Shifting (2.0)

During 2021, the Organization for Economic Co-operation and Development ("OECD") published a Base Erosion and Profits Shifting ("BEPS") framework and agreed to a two-pillar ("Pillar Two") approach to implement global profit allocation and a 15% corporate global minimum tax of 15%. The inclusive framework calls for the tax law changes to take effect in 2024 and 2025. While it is uncertain whether the U.S. will enact legislation to adopt Pillar 2, certain countries in which the Company operates have adopted legislation, and other countries are in the process of introducing legislation to implement Pillar 2. We do not expect Pillar 2 to have a material impact on our tax provision and will continue to evaluate the impact of these tax law changes on future periods.

Note 19—Commitments and Contingencies

We are subject to various lawsuits, administrative proceedings, audits, and claims. Some of these lawsuits purport to be class actions and/or seek substantial damages. We are required to record an accrual for litigation loss contingencies that are both probable and reasonably estimable. Management regularly assesses our insurance deductibles, analyzes litigation information with our attorneys, and evaluates our loss experience in connection with pending legal proceedings. We record our best estimate of a loss when the loss is considered probable and the amount of such loss can be reasonably estimated. When a loss is probable and there is a range of estimated loss with no best estimate within the range, we record the minimum estimated liability related to the lawsuit or claim. As additional information becomes available, we reassess the potential liability and revise our accruals, if necessary. Legal fees and expenses associated with the defense of all of our litigation are expensed as such fees and expenses are incurred. Because of uncertainties related to the resolution of lawsuits and claims, the ultimate outcome may differ materially from our estimates.

Genesee County Employees' Retirement System v. Driven Brands Holdings Inc., et al. – On December 22, 2023, Genesee County Employees' Retirement System ("Plaintiff") filed a putative class action lawsuit in the U.S. District Court for the Western District of North Carolina against the Company as well as a current and a former Company executive (the "Individual Defendants") alleging violations of Section 10(b) and Rule 10b-5 of the Exchange Act, as well as violations of Section 20(a) of the Exchange Act against the Individual Defendants. Plaintiff purports to represent a class of stockholders who purchased Company shares between October 27, 2021 and August 1, 2023. The class period ended on February 20, 2024. The Company disputes the allegations of wrongdoing and intends to vigorously defend against the action. No assessment as to the likelihood or range of any potential adverse outcome has been made as of the date of this filing.

Other than the matter described above, as of December 30, 2023, there are no current proceedings or litigation matters involving the Company or its property that we believe would have a material adverse effect on our consolidated financial position or cash flows, although they could have a material adverse effect on our operating results for a particular reporting period.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our CEO and CFO, has evaluated the design and operating effectiveness of our disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d- 15(e) under the Exchange Act) as of December 30, 2023. The term "disclosure controls and procedures," means controls and other procedures of a company that are designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on evaluation of the design and operating effectiveness of our disclosure controls and procedures as of December 30, 2023, our CEO and CFO have concluded that as of such date, our disclosure controls and procedures were designed and operating effectively to provide a reasonable level of assurance.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined under Exchange Act Rules 13a-15(f) and 15d-15(f)). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our management performed an evaluation of the effectiveness of our internal control over financial reporting as of December 30, 2023 based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations ("COSO"). Based on our evaluation and those criteria, management determined that our internal control over financial reporting was effective as of December 30, 2023.

Management has excluded 11 businesses from its assessment of the Company's internal control over financial reporting as of December 30, 2023 because they were purchased by the Company in purchase business combinations during 2023. These businesses, each of which is wholly-owned, comprised, in the aggregate, total assets and total net revenue excluded from management's assessment of internal control over financial reporting of less than 1%, respectively, as of and for the year ended December 30, 2023.

The effectiveness of our internal control over financial reporting as of December 30, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing under Item 8 - *Financial statements and Supplementary Data.*

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

(c) Trading Plans

During the three months ended December 30, 2023, no director or Section 16 officer adopted or terminated any Rule 10b5-1 trading arrangements or non-Rule 10b5-1 trading arrangements (in each case, as defined in Item 408(a) of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Information about our Executive Officers

The following individuals are our executive officers as of February 28, 2024:

Name	Position	Age
Jonathan Fitzpatrick	President, Chief Executive Officer and Director	53
Gary W. Ferrera	Executive Vice President and Chief Financial Officer	61
Scott O'Melia	Executive Vice President, General Counsel and Secretary	54
Daniel Rivera	Executive Vice President and Chief Operating Officer	44

Jonathan Fitzpatrick serves as our President, Chief Executive Officer and Director. Mr. Fitzpatrick has served as our President and Chief Executive Officer since July 2012, has served as a member of our board of directors since April 2018 and previously served as a member of the board of managers of Driven Investor LLC. Prior to joining the Company, Mr. Fitzpatrick served in various capacities with Burger King Corporation (a fast food restaurant company) both prior to and after its acquisition by 3G Capital. Between February 2011 and June 2012, he was Executive Vice President, Chief Brand and Operations Officer for Burger King. From October 2010 to February 2011, he was Executive Vice President of Global Operations and between August 2009 and October 2010, Senior Vice President of Operations, Europe Middle East and Africa. Prior to this role, he was Senior Vice President, Development and Franchising from July 2007 through August 2009.

Gary W. Ferrera serves as our Executive Vice President and Chief Financial Officer. Mr. Ferrera joined Driven Brands as Chief Financial Officer ("CFO") in May 2023. Prior to joining Driven Brands, Mr. Ferrera served as CFO at Skillsoft Corporation (an educational technology company). Prior to his role with Skillsoft Corporation, Mr. Ferrera served as the CFO of Cardtronics (a financial services company) from 2017 until its acquisition by NCR Corporation in 2021. Mr. Ferrera has held CFO roles at DigitalGlobe (a commercial vendor of space imagery), Intrawest Resort Holdings (a developer and operator of destination resorts), Great Wolf Resorts (a family resort company), National CineMedia (a cinema advertising company), and Unity Media (a media company).

Scott O'Melia serves as our Executive Vice President, General Counsel and Secretary, positions he has held since May 2020. Prior to joining Driven Brands, Mr. O'Melia served as General Counsel and Vice President of Corporate Development for Caraustar Industries (a manufacturer of recycled materials and paper products) from 2012 to 2019. From 2009 to 2012, Mr. O'Melia was Vice President, Corporate Counsel at Wendy's/Arby's Group (a fast food restaurant company). From 2005 to 2009, Mr. O'Melia was a partner at Alston & Bird (an international law firm) where he focused on mergers and acquisitions and other transactions, securities, private equity and general corporate matters.

Daniel Rivera serves as our Executive Vice President and Chief Operating Officer. Mr. Rivera joined Driven Brands as Chief Information Officer in 2012 and has served as Group President of Maintenance, President of Meineke, and President of Take 5 Oil. Prior to joining Driven Brands, Mr. Rivera served as Senior Director of Application Development, Business Intelligence, Infrastructure, and Security at AutoNation (an automotive retailer) from 2011 to 2012. Prior to his role with AutoNation, he worked in various capacities at General Electric (an industrial company), Motorola (a telecommunications company), and Burger King Corporate.

We have adopted a Code of Ethics that applies to all of our directors, officers and employees, including our principal executive, principal financial and principal accounting officers, or persons performing similar functions. Our Code of Ethics is posted on our website located at https://investors.drivenbrands.com. We intend to disclose future amendments to certain provisions of the Code of Ethics, and waivers of the Code of Ethics granted to executive officers and directors, on the website within four business days following the date of the amendment or waiver.

The remaining information required by this item will be contained in our definitive Proxy Statement for our 2024 Annual Meeting of Stockholders, which will be filed not later than 120 days after the close of our fiscal year ended December 30, 2023 (the "Definitive Proxy Statement") and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this item will be contained in the definitive Proxy Statement for the 2024 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be contained in the definitive Proxy Statement for the 2024 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be contained in the definitive Proxy Statement for the 2024 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 14. Principal Accounting Services and Fees

The Company's independent registered public accounting firm is PricewaterhouseCoopers LLP. The information required by this item will be contained in the definitive Proxy Statement for the 2024 Annual Meeting of Stockholders and is incorporated herein by reference.

Part IV

Item 15. Exhibits, Financial Statement Schedules

(a) List of Documents Filed as part of this Form 10-K:

1. Consolidated Financial Statements

See Index to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K.

2. Financial Statement Schedules

All schedules have been omitted because they are not required or the required information is shown in the consolidated financial statements or notes thereto.

3. Exhibits

The following is a list of exhibits filed, furnished or incorporated by reference as a part of this Annual Report on Form 10-K.

Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation of Driven Brands Holdings Inc.	10-K	3.1	March 18, 2022
3.2	Amended and Restated Bylaws of Driven Brands Holdings Inc.	10-K	3.2	March 18, 2022
4.1	Amendment No. 9 to the Amended and Restated Base Indenture, dated as of October 5, 2022, among Driven Brands Funding, LLC, as issuer, Driven Brands Canada Funding Corporation, as Canadian co-issuer, and Citibank, N.A., as trustee	8-K	4.2	October 5, 2022
4.2	First Supplement to Series 2018-1 Supplement, dated as of July 6, 2020, by and between Driven Brands Funding, LLC, as issuer, Driven Brands Canada Funding Corporation, as co-issuer and Citibank, N.A., as trustee and Series 2018-1 securities intermediary	S-1	4.8	December 22, 2020
4.3	First Supplement to Series 2019-1 Supplement, dated as of July 6, 2020, by and between Driven Brands Funding, LLC, as issuer, Driven Brands Canada Funding Corporation, as co-issuer and Citibank, N.A., as trustee and Series 2019-1 securities intermediary	S-1	4.10	December 22, 2020
4.4	First Supplement to Series 2019-2 Supplement, dated as of July 6, 2020, by and between Driven Brands Funding, LLC, as issuer, Driven Brands Canada Funding Corporation, as co-issuer and Citibank, N.A., as trustee and Series 2019-2 securities intermediary	S-1	4.12	December 22, 2020
4.5	Second Supplement to Series 2019-3 Supplement, dated as of April 30, 2021, by and between Driven Brands Funding, LLC, as issuer, Driven Brands Canada Funding Corporation, as co-issuer and Citibank, N.A., as trustee and Series 2019-3 securities intermediary	8-K	4.1	April 30, 2021
4.6	Series 2020-1 Supplement, dated as of July 6, 2020, by and among Driven Brands Funding, LLC, as issuer, Driven Brands Canada Funding Corporation, as Canadian co-issuer, and Citibank, N.A., as trustee and Series 2020-1 securities intermediary	S-1	4.15	December 22, 2020
4.7	Series 2020-2 Supplement, dated as of December 14, 2020, by and among Driven Brands Funding, LLC, as issuer, Driven Brands Canada Funding Corporation, as Canadian co-issuer, and Citibank, N.A., as trustee and Series 2020-2 securities intermediary	S-1	4.16	December 22, 2020

4.8	Series 2021-1 Supplement, dated as of September 29, 2021, by and among Driven Brands Funding, LLC, as issuer, Driven Brands Canada Funding Corporation, as Canadian co-issuer, and Citibank, N.A., as trustee and Series 2020-2 securities intermediary	8-K	4.1	September 29, 2021
4.9	Series 2022-1 Supplement, dated as of October 5, 2022, by and among Driven Brands Funding, LLC, as issuer, Driven Brands Canada Funding Corporation, as Canadian co-issuer, and Citibank, N.A., as trustee and Series 2022-1 securities intermediary	8-K	4.1	October 5, 2022
4.10	Description of Securities	10-K	4.17	March 23, 2021
10.1	Class A-1 Note Purchase Agreement (Series 2019-3 Class A-1 Notes), dated as of December 11, 2019, by and among Driven Brands Funding, LLC, Driven Funding Holdco, LLC, certain subsidiaries of Driven Brands Funding, LLC party thereto, Driven Brands, Inc., the conduit investors party thereto, the financial institutions party thereto, the funding agents party thereto, Barclays Bank PLC, New York Branch, as L/C provider, and Barclays Bank PLC, as swingline lender and administrative agent	S-1	10.1	December 22, 2020
10.2	Joinder and Amendment No. 1 to Class A-1 Note Purchase Agreement and Joinder to Class A-1 Notes Fee Letter, dated as of July 6, 2020, by and among Driven Brands Funding, LLC, Driven Brands, Inc., Driven Funding Holdco, LLC, certain subsidiaries of Driven Brands Funding, LLC party thereto, Driven Canada Funding HoldCo Corporation, Driven Brands Canada Funding Corporation, Driven Brands Canada Shared Services Inc., certain subsidiaries of Driven Brands Canada Funding Corporation party thereto, the conduit investors party thereto, the financial institutions party thereto, the funding agents party thereto, Barclays Bank PLC, New York Branch, as L/C provider, and Barclays Bank PLC, as swingline lender and administrative agent	S-1	10.2	December 22, 2020
10.3	Amended and Restated Guarantee and Collateral Agreement, dated as of April 24, 2018, by and among Driven Funding Holdco, LLC and certain subsidiaries of Driven Funding Holdco, LLC party thereto in favor of Citibank, N.A., as trustee	S-1	10.3	December 22, 2020
10.4	Assumption Agreement to Amended and Restated Guarantee and Collateral Agreement, dated as of October 4, 2019, by and among ABRA Franchisor SPV LLC and Citibank, N.A., as trustee	S-1	10.4	December 22, 2020
10.5	Assumption and Amendment Agreement to Amended and Restated Guarantee and Collateral Agreement dated as of July 6, 2020, by and among Driven Funding Holdco, LLC, certain subsidiaries of Driven Funding Holdco, LLC party thereto, Driven Canada Funding HoldCo Corporation and certain subsidiaries of Driven Canada Funding HoldCo Corporation party thereto, in favor of Citibank, N.A., as trustee	S-1	10.5	December 22, 2020
10.6	Deed of Movable Hypothec, dated as of July 6, 2020, by and among Driven Brands Canada Funding Corporation, Driven Canada Funding HoldCo Corporation and certain subsidiaries of Driven Brands Canada Funding Corporation party thereto, in favor of Citibank, N.A., as trustee	S-1	10.6	December 22, 2020
10.7†	Amendment No. 5 to the Amended and Restated Management Agreement and dated as of October 5, 2022 by and among Driven Brands Funding, LLC, Driven Funding Holdco, LLC, certain subsidiaries of Driven Brands Funding, LLC, party thereto, Take 5 LLC, Take 5 Oil Change, LLC, Driven Brands, Inc., as manager, and Citibank, N.A., as trustee	8-K	10.1	October 5, 2022
10.8†	Amendment No. 3 to Canadian Management Agreement, dated as of October 5, 2022, among Driven Brands Canada Funding Corporation, Driven Canada Funding HoldCo Corporation, certain subsidiaries of Driven Brands Canada Funding Corporation party thereto, Driven Brands Canada Shared Services Inc., as manager, and Citibank, N.A., as trustee	8-K	10.2	October 5, 2022
10.9	Stockholders Agreement, dated as of January 15, 2021, by and among Driven Brands Holdings Inc. and the stockholders party thereto	10-K	10.11	March 23, 2021

10.10	Registration Rights Agreement, dated as of January 20, 2021, by and among Driven Brands Holdings Inc. and the stockholders party thereto	10-K	10.12	March 23, 2021
10.11	Joinder to Registration Rights Agreement, dated as of December 29, 2021, by and among Driven Brands Holdings Inc., Driven Equity Sub LLC and the stockholders party thereto	10-K	10.17	March 18, 2022
10.12	Joinder to Registration Rights Agreement, dated as of December 29, 2021, by and among Driven Brands Holdings Inc., RC IV Cayman ICW Holdings Sub LLC and the stockholders party thereto	10-K	10.18	March 18, 2022
10.13†	Form of Indemnification Agreement by and among Driven Brands Holdings Inc. and each of its directors and executive officers	S-1	10.13	December 22, 2020
10.14	Tax Receivable Agreement, dated January 16, 2021, by and among Driven Brands Holdings Inc. and the stockholders party thereto	8-K	10.1	January 21, 2021
10.15†	Amended and Restated Employment Agreement by and between Jonathan Fitzpatrick and Driven Brands, Inc., dated as of April 17, 2015	S-1	10.15	December 22, 2020
10.16†	Amendment to the Amended and Restated Employment Agreement, dated as of December 31, 2020, by and between Jonathan Fitzpatrick and Driven Brands Shared Services LLC	S-1/A	10.16	January 7, 2021
10.17†	Employment Agreement by and between Tiffany Mason and Driven Brands Shared Services LLC, dated as of February 17, 2020	S-1/A	10.17	January 7, 2021
10.18†	Amendment to Employment Agreement between Tiffany Mason and Driven Brands Shared Services LLC dated as of November 3, 2022	10-K	10.18	March 1, 2023
10.19†	Separation Agreement and General Release by and between Driven Brands Shared Services LLC and Tiffany Mason, dated as of June 5, 2023	8-K/A	99.1	June 8, 2023
10.20†	Employment Agreement by and between Gary W. Ferrera and Driven Brands Shared Services LLC, dated as of May 4, 2023	10-Q	10.3	August 9, 2023
10.21†	Letter of Employment by and between Daniel R. Rivera and Driven Brands, Inc., dated as of November 7, 2012	S-1/A	10.18	January 7, 2021
10.22†	Employment Agreement by and between Scott O'Melia and Driven Brands Shared Services LLC, dated as of April 23, 2020	10-K	10.19	March 23, 2021
10.23†	Amendment to the Employment Agreement, dated as of November 1, 2020, by and between Scott O'Melia and Driven Brands Shared Services LLC	10-K	10.20	March 23, 2021
10.24†	Second Amendment to Employment Agreement between Scott O'Melia and Driven Brands Shared Services LLC dated as of March 22, 2023	10-Q	10.2	May 9, 2023
10.25†	Employment Agreement by and between Michael Macaluso and Carstar Canada Partnership, LP, dated as of December 1, 2015	10-K	10.21	March 23, 2021
10.26†	Amended and Restated Driven Brands, Inc. Non-Qualified Deferred Compensation Plan, effective as of January 1, 2020	S-1/A	10.19	January 7, 2021
10.27†	First Amendment to the Driven Brands, Inc. Amended and Restated Non-Qualified Deferred Compensation Plan	S-1/A	10.20	January 7, 2021
10.28†	Driven Brands Holdings Inc. 2021 Omnibus Incentive Plan	8-K	10.2	January 21, 2021
10.29†	Form of Nonqualified Option Award Agreement under the 2021 Omnibus Incentive Plan (Top-Up Options)	S-1/A	10.25	January 7, 2021
10.30†	Form of Nonqualified Option Award Agreement under the 2021 Omnibus Incentive Plan (Non-Employee Director Time-Vesting Options)	S-1/A	10.26	January 7, 2021
10.31†*	Form of Restricted Stock Unit Award under the 2021 Omnibus Incentive Plan (Non-Employee Director Time-Vesting Options)			
10.32†	Form of Restricted Stock Unit Award Agreement under the 2021 Omnibus Incentive Plan	8-K	10.1	March 22, 2022

10.33†	Form of Performance Stock Unit Award Agreement under the 2021 Omnibus Incentive Plan	8-K	10.2	March 22, 2022
10.34†*	Form of Restricted Stock Unit Award Agreement under the 2021 Omnibus Incentive Plan for awards granted after January 1, 2024			
10.35†*	Form of Performance Stock Unit Award Agreement under the 2021 Omnibus Incentive Plan granted after January 1, 2024			
10.36	Restricted Stock Unit Award Agreement by and between Gary Ferrera and Driven Brands Holdings Inc., dated as of May 10, 2023	10-Q	10.4	August 9, 2023
10.37	Performance-Based Restricted Stock Unit Award Agreement by and between Gary Ferrera and Driven Brands Holdings, Inc., dated as of May 10, 2023	10-Q	10.5	August 9, 2023
10.38†	Driven Investor LLC Equity Incentive Plan	S-1/A	10.27	January 7, 2021
10.39†	Form of Restricted Stock Award Agreement for use under the Driven Investor LLC Equity Incentive Plan (Relating to Reorganization Exchange)	S-1/A	10.28	January 7, 2021
10.40†*	Form of Award Modification and Release Letter for Performance-Based Restricted Stock Awards under the Driven Investor LLC Equity Incentive Plan			
10.41	Credit Agreement, dated May 27, 2021, by and among Driven Holdings, LLC, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent	10-K	10.37	March 18, 2022
10.42	Incremental Assumption and Amendment Agreement, dated December 17, 2021 by and among Driven Holdings, LLC, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent	10-K	10.38	March 18, 2022
21.1*	Subsidiaries of the Registrant			
23.1*	Consent of Grant Thornton LLP			
23.2*	Consent of PricewaterhouseCoopers LLP			
24.1*	Powers of Attorney (included in signature page)			
31.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2002			
31.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2002			
32.1**	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes Oxley Act of 2002			
32.2**	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes Oxley Act of 2002			
97.1†*	Clawback Policy			

_____

*		Filed herewith
**		Furnished herewith
†		Indicates management contract or compensatory plan.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 28, 2024

DRIVEN BRANDS HOLDINGS INC.

By:	/s/ Jonathan Fitzpatrick
Name:	Jonathan Fitzpatrick
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Each of the directors of the registrant whose signature appears below hereby appoints Gary W. Ferrera and Scott O'Melia, and each of them severally, as his or her attorney-in-fact to sign in his or her name and behalf, in any and all capacities stated below, and to file with the Securities and Exchange Commission any and all amendments to this report, making such changes in this report as appropriate, and generally to do all such things on their behalf in their capacities as directors and/or officers to enable the registrant to comply with the provisions of the Securities Exchange Act of 1934, and all requirements of the Securities and Exchange Commission.

Signature	Title	Date
/s/ Jonathan Fitzpatrick Jonathan Fitzpatrick	Chief Executive Officer (Principal Executive Officer)	February 28, 2024
/s/ Gary W. Ferrera Gary W. Ferrera	Chief Financial Officer (Principal Financial Officer)	February 28, 2024
/s/ Michael Beland Michael Beland	Chief Accounting Officer (Principal Accounting Officer)	February 28, 2024
/s/ Neal Aronson Neal Aronson	Non-Executive Chairman and Director	February 28, 2024
/s/ Jose Tomas Jose Tomas	Director	February 28, 2024
/s/ Michael Thompson Michael Thompson	Director	February 28, 2024
/s/ Chadwick Hume Chadwick Hume	Director	February 28, 2024
/s/ Cathy Halligan Cathy Halligan	Director	February 28, 2024
/s/ Rick Puckett Rick Puckett	Director	February 28, 2024
/s/ Karen Stroup Karen Stroup	Director	February 28, 2024
/s/ Peter Swinburn Peter Swinburn	Director	February 28, 2024
/s/ Damien Harmon Damien Harmon	Director	February 28, 2024

Board of Directors

NEAL K ARONSON
Chairman of the Board of Directors
Managing Partner, Roark Capital Management,
LLC ("Roark")

JONATHAN FITZPATRICK
President, Chief Executive Officer and Director

CATHY HALLIGAN
Director, Chair of the Compensation
Committee and member of the Nominating and
Corporate Governance Committee
Advisor, Chanel

DAMIEN HARMON
Director and member of the Compensation
Committee
Senior Executive Vice President,
Best Buy Co, Inc.

CHADWICK HUME
Director
Principal, Roark

RICK PUCKETT
Director and Chair of the Audit Committee
Former Chief Financial Officer and Chief
Administrative Officer of Snyder's-Lance, Inc.

KAREN STROUP
Director and member of the Audit and
Compensation Committees
Chief Digital Officer, WEX, Inc.

PETER SWINBURN
Director, Chair of the Nominating and
Corporate Governance Committee and
member of the Audit Committee
Former Chief Executive Officer, Molson Coors

MICHAEL THOMPSON
Director
Managing Director, Roark

JOSE TOMÁS
Director and member of the Compensation and
Nominating and Corporate Governance
Committees
Chief Administrative Officer, TelevisaUnivision Inc.

Management Team

JONATHAN FITZPATRICK
President, Chief Executive Officer and Director

DANNY RIVERA
Executive Vice President, Chief Operating
Officer

GARY FERRERA
Executive Vice President, Chief Financial
Officer

SCOTT O'MELIA
Executive Vice President, General Counsel

TIM AUSTIN
Executive Vice President, President, Car Wash
North America

TRACY GEHLAN
President, Car Wash International

MUHAMMED KHALID
Executive Vice President & Group President,
Maintenance

MICHAEL MACALUSO
Executive Vice President & Group President,
Paint, Collision & Glass

KYLE MARSHALL
Executive Vice President & Group President,
Platform Services

DRIVEN BRANDS HOLDINGS INC.
www.drivenbrands.com

DRIVEN BRANDS CORPORATE
440 S. Church Street, Suite 600
Charlotte, NC 28202

INVESTOR RELATIONS
investors@DrivenBrands.com
https://investors.drivenbrands.com

STOCK LISTING
Listed on NASDAQ
Stock symbol DRVN

